This filing is made pursuant to
Rule 424(b)(5) of the Securities Act of 1933 with
respect to Registration Statement No. 333-113626

Prospectus Supplement
(To prospectus dated March 26, 2004)

5,400,000 Shares

Entertainment Properties Trust

5.75% Series C Cumulative Convertible Preferred Shares

Liquidation Preference $25.00 per Share

     We are offering 5,400,000 shares of our 5.75% Series C Cumulative Convertible Preferred Shares of beneficial interest, par value $0.01 per share, or the Series C Preferred Shares, in this offering. We will pay cumulative distributions on the Series C Preferred Shares from and including the date of original issuance in the amount of $1.4375 per share each year, which is equivalent to 5.75% of the $25.00 liquidation preference per share. Distributions on the Series C Preferred Shares will be payable quarterly in arrears, beginning on January 15, 2007. Our only other preferred shares outstanding as of the date of this prospectus supplement are 2,300,000 shares of our 9.50% Series A cumulative redeemable preferred shares with a liquidation preference of $25.00 per share and 3,200,000 shares of our 7.75% Series B cumulative redeemable preferred shares with a liquidation preference of $25.00 per share. The Series C Preferred Shares will rank on a parity with the Series A and Series B cumulative redeemable preferred shares.

     You may convert the Series C Preferred Shares into our common shares subject to certain conditions. The conversion rate will initially be 0.3504 common shares per $25.00 liquidation preference, which is equivalent to an initial conversion price of $71.34 per common share. The conversion rate will be subject to adjustment upon the occurrence of specified events. On or after January 15, 2012, we may, at our option, convert some or all of the Series C Preferred Shares into common shares in certain circumstances based on the market price of our common shares. Upon any conversion of Series C Preferred Shares, we will have the option to deliver either (1) a number of common shares based upon the applicable conversion rate, or (2) an amount of cash and common shares, as described in this prospectus supplement.

     If you elect to convert your Series C Preferred Shares in connection with a fundamental change that occurs on or prior to January 15, 2017, we will increase the conversion rate for the Series C Preferred Shares surrendered for conversion to the extent disclosed in this prospectus supplement. In addition, upon a fundamental change, when the actual applicable price of our common shares is less than $59.45 per share, you may require us to convert some or all of your Series C Preferred Shares at a conversion rate equal to the liquidation preference of the Series C Preferred Shares being converted plus accrued and unpaid distributions divided by 98% of the market price of our common shares. We will have the right to repurchase for cash some or all of the Series C Preferred Shares that would otherwise be required to be converted.

     We have filed an application to list the Series C Preferred Shares on the New York Stock Exchange, or NYSE, under the symbol “EPR PrC.” If the application is approved, trading of the Series C Preferred Shares on the NYSE is expected to begin within 30 days after the date of initial delivery of the Series C Preferred Shares. Our common shares are listed on the NYSE under the symbol “EPR”. The last reported sale price of our common shares on December 19, 2006 was $59.45 per share.

     Investing in our Series C Preferred Shares and common shares involves risks. Before buying any Series C Preferred Shares you should carefully read this entire prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein, including the section of this prospectus supplement entitled “Risk Factors” beginning on page S-9 and the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2005.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price(1)	$24.50	$132,300,000
Underwriting discount	$0.25	$1,350,000
Proceeds, before expenses, to us	$24.25	$130,950,000

(1)	Plus accrued distributions, if any, from (and including) the original date of issuance.

     The underwriters are severally underwriting the shares being offered. The underwriters have an option to purchase up to an additional 600,000 Series C Preferred Shares from us to cover over-allotments, if any.

     The Series C Preferred Shares are subject to certain restrictions on ownership and transfer designed to preserve our qualification as a real estate investment trust for federal income tax purposes. See “Description of Series C Preferred Shares — Restrictions on Ownership and Transfer” on page S-35 of this prospectus supplement for more information about these restrictions.

     The underwriters expect that the Series C Preferred Shares will be ready for delivery in book-entry form through the facilities of The Depository Trust Company on or about December 22, 2006.

Sole Book-Running Manager

Bear, Stearns & Co. Inc.

Joint Lead Manager

RBC Capital Markets

The date of this prospectus supplement is December 19, 2006

     You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates or as of other dates which are specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

Prospectus

i

ABOUT THIS PROSPECTUS SUPPLEMENT

      We are providing information to you about this offering of our Series C Preferred Shares in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering. The second part is the accompanying prospectus, which provides general information. Generally, when we refer to this “prospectus,” we are referring to both documents combined. Some of the information in the accompanying prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

      References to “we,” “us,” “our,” “EPR” or the “Company” refer to Entertainment Properties Trust. The term “you” refers to a prospective investor.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with the SEC, which means we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Any statement contained in a document which is incorporated by reference in this prospectus supplement or the accompanying prospectus is automatically updated and superseded if information contained in this prospectus supplement, the accompanying prospectus, or information we later file with the SEC, modifies or replaces that information.

      The documents listed below have been filed by EPR under the Securities Exchange Act of 1934 (File No. 1-13561) and are incorporated by reference in this prospectus supplement:

1. Our annual report on Form 10-K for the year ended December 31, 2005 filed on February 28, 2006.

2. Our quarterly report on Form 10-Q for the quarter ended March 31, 2006 filed on May 2, 2006; our quarterly report on Form 10-Q for the quarter ended June 30, 2006 filed on August 3, 2006; and our quarterly report on Form 10-Q for the quarter ended September 30, 2006 filed on November 3, 2006.

3. Our current report on Form 8-K filed on February 1, 2006; our current report on Form 8-K filed on February 3, 2006; our current report on Form 8-K/A filed on March 15, 2006; and our current report on Form 8-K filed on June 6, 2006.

4. The description of our Series B preferred shares included in our registration statement on Form 8-A filed on January 12, 2005.

5. The description of our Series A preferred shares included in our registration statement on Form 8-A filed on May 24, 2002.

6. The description of our common shares included in our registration statement on Form 8-A filed on November 4, 1997.

      In addition, all documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 in any current report on Form 8-K) after the date of this prospectus supplement and prior to the termination of the offering of the securities covered by this prospectus supplement, are incorporated by reference herein.

      To obtain a free copy of any of the documents incorporated by reference in this prospectus supplement (other than exhibits, unless they are specifically incorporated by reference in the documents) please contact us at:

Investor Relations Department

Entertainment Properties Trust
30 W. Pershing Road, Suite 201
Kansas City, Missouri 64108
(816) 472-1700/ FAX (816) 472-5794
Email info@eprkc.com

      Our SEC filings are also available at our Internet website at www.eprkc.com. The information on our website is not, and you must not consider the information to be, a part of this prospectus supplement or the accompanying prospectus.

ii

      As you read these documents, you may find some differences in information from one document to another. If you find differences between the documents and this prospectus supplement or the accompanying prospectus, you should rely on the statements made in the most recent document.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

      With the exception of historical information, this prospectus supplement and the accompanying prospectus and our reports filed under the Exchange Act and incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, such as those pertaining to our acquisition of properties, our capital resources and our results of operations. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of actual events. There is no assurance the events or circumstances reflected in the forward-looking statements will occur. You can identify forward-looking statements by use of words such as “will be,” “intend,” “continue,” “believe,” “may,” “expect,” “hope,” “anticipate,” “goal,” “forecast,” or other comparable terms, or by discussions of strategy, plans or intentions. Forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise. Factors that could materially and adversely affect us include, but are not limited to the factors listed below:

•	The performance of lease terms by tenants;

•	Risk of our tenants filing for bankruptcy;

•	The concentration of leases with our single largest tenant;

•	Our continued qualification as a REIT;

•	Risks relating to real estate ownership and development;

•	Risks associated with use of leverage to acquire properties;

•	Risk of potential uninsured losses;

•	Risks involved in joint ventures;

•	Risks in leasing multi-tenant properties;

•	Risks of environmental liability;

•	Our ability to pay distributions to our shareholders;

•	Risks associated with changes in the Canadian exchange rate; and

•	Certain limits on change in control imposed under law and by our charter and bylaws.

      You should consider the risks described in “Risk Factors” on page S-9 of this prospectus supplement and on page 4 of our annual report on Form 10-K for the year ended December 31, 2005 filed on February 28, 2006 incorporated by reference herein in evaluating any forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

      Given these uncertainties, you should not place undue reliance on these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus supplement or the accompanying prospectus, whether as a result of new information, future events or otherwise. In light of the factors referred to above, the future events discussed or incorporated by reference in this prospectus supplement or the accompanying prospectus may not occur and actual results, performance or achievements could differ materially from those anticipated or implied in the forward-looking statements.

iii

PROSPECTUS SUPPLEMENT

SUMMARY

      This summary may not contain all of the information that is important to you. Before making a decision to purchase shares, you should carefully read this entire prospectus supplement and the accompanying prospectus, especially the “Risk Factors” section on page S-9 of this prospectus supplement and on page 4 of our annual report on Form 10-K for the year ended December 31, 2005 filed on February 28, 2006 and incorporated by reference herein, as well as the other documents incorporated by reference in this prospectus supplement and in the accompanying prospectus. Unless otherwise indicated, financial information included in this prospectus supplement is presented on a historical basis.

About EPR

      EPR is a self-administered real estate investment trust, or “REIT.” Our real estate portfolio is comprised of over $1.5 billion in assets (before accumulated depreciation) and consists of:

•	73 megaplex movie theatre properties (including three joint venture properties) located in 26 states and Ontario, Canada

•	six theatre properties under development located in four states

•	seven entertainment retail centers (including one joint venture property) located in Westminster, Colorado, New Rochelle, New York, Burbank, California and Ontario, Canada

•	other specialty properties

•	land parcels leased to restaurant and retail operators adjacent to several of our theatre properties

      We have also provided a secured mortgage construction loan with a carrying value of approximately US $60.4 million as of December 15, 2006 (including accrued interest) for construction of an urban entertainment district being developed in downtown Toronto, Ontario. The loan is payable to us in Canadian dollars. In addition, we have provided mortgage financing with a carrying value of $8.0 million as of December 15, 2006 (including accrued interest) for the Crotched Mountain Ski Resort located in Bennington, New Hampshire.

      Our theatre properties are leased to prominent theatre operators, including American Multi-Cinema, Inc. (referred to in this prospectus as “AMC”), Muvico Entertainment LLC, Regal Cinemas, Consolidated Theatres, Loews Cineplex Entertainment (now part of AMC), Rave Motion Pictures, AmStar Cinemas LLC, Wallace Theatres, Southern Theatres, Cobb Theatres and Kerasotes Showplace Theatres.

      As of December 15, 2006, approximately 55% of our megaplex theatre properties were leased to AMC as a result of a series of sale-leaseback transactions relating to a number of AMC megaplex theatres, and approximately 55% of our total annual lease revenues were derived from rental payments by AMC under these leases.

      Approximately 21% of our total annual revenue is derived from our four entertainment retail centers in Ontario, Canada and a mortgage note receivable secured by an additional property under development in Ontario, Canada. The Canadian entertainment retail centers represent approximately 13% of the net book value of our rental properties at December 15, 2006, and combined with the carrying value of our mortgage note receivable, represent approximately 15% of our total assets at December 15, 2006.

      Beginning with our taxable year ended December 31, 1997, we have elected to be treated as a REIT for U.S. federal income tax purposes. In order to maintain our status as a REIT, we must comply with a number of requirements under federal income tax law that are discussed in “Additional Federal Income Tax Considerations” on page S-38 of this prospectus supplement and “U.S. Federal Income Tax Consequences” on page 18 of the accompanying prospectus.

      We lease our single-tenant properties to tenants on a long-term triple-net basis that requires the tenant to assume the primary risks involved in operating the property and to pay substantially all expenses associated with the operation and maintenance of the property. We also own multi-tenant properties which are managed for us by third-party management companies.

      EPR was formed on August 22, 1997 as a Maryland real estate investment trust. We completed an initial public offering of our common shares on November 18, 1997. Our executive offices are located at 30 W. Pershing Road, Suite 201, Kansas City, Missouri 64108. Our telephone number is (816) 472-1700.

Recent Developments

Increase in authorized preferred shares

      We have filed an amendment to our Amended and Restated Declaration of Trust, which is also referred to as our Declaration of Trust, increasing the authorized number of preferred shares of beneficial interest, par value $0.01 per share, from 10 million shares to 15 million shares. We currently have 2,300,000 Series A preferred shares outstanding and 3,200,000 Series B preferred shares outstanding.

KeyBank unsecured revolving line of credit

      On January 31, 2006, we amended and restated our $150 million secured revolving credit facility, increasing the size of the facility to $200 million and converting it to an unsecured facility. On June 6, 2006, we increased the size of the facility to $235 million with no other material modifications to the terms and conditions. KeyBank National Association serves as Agent for the lenders under this credit facility (referred to in this prospectus as the “KeyBank unsecured revolving credit facility”). The KeyBank unsecured revolving credit facility bears interest at a floating rate and is used for general corporate purposes and to finance the acquisition and development of properties. Bear Stearns Corporate Lending Inc., an affiliate of one of the underwriters, Bear, Stearns & Co. Inc., and Royal Bank of Canada, an affiliate of one of the underwriters, RBC Capital Markets, are lenders under this credit facility.

Sale of common shares

      In February 2006, we completed a public offering of 1,150,000 common shares for net proceeds, after expenses, of approximately $46.2 million. We used the net proceeds to reduce indebtedness under our KeyBank unsecured revolving credit facility. RBC Capital Markets, one of the underwriters in this offering, was the underwriter in our February 2006 offering.

Recent real estate acquisitions and mortgage financing

      Since January 1, 2006, we have acquired approximately $102.9 million in real estate assets (including approximately $11.5 million in land under development being leased by the tenants), provided additional mortgage construction financing of approximately $7.7 million, and provided a secured mortgage loan of $8.0 million increasing our real estate and mortgage note asset base by approximately 8.8%.

      Since September 30, 2006, we have completed development of a megaplex theatre property in Kalamazoo, Michigan. The Cityplace 14 is operated by Rave Motion Pictures and was completed for a total development cost (including land and building) of approximately $17.1 million. We purchased the land in 2005 for $5.1 million. The theatre is leased under a long-term triple-net lease.

      On December 13, 2006, we entered into a sale lease back transaction with a wholly-owned subsidiary of Billington Imports, Inc. for a ten acre vineyard and winery facility in Napa Valley, California. The acquisition price for the property was approximately $7.0 million and it is leased under a long-term triple-net lease.

Development financing projects

      We had a total of six theatre development financing projects as of December 15, 2006 for which we have agreed to either finance the development costs or purchase the theatre upon completion. Two of these projects are expansions of previously completed theatres. The properties are being developed by the prospective tenants. The theatres are expected to have a total of 71 screens and their total development cost (including land) is expected to be approximately $63.2 million. We have purchased the underlying land on these theatre projects for an aggregate of approximately $14.6 million, and intend to fund the remaining development costs through our KeyBank unsecured revolving credit facility and/or additional debt or equity financings. Development costs are advanced by us either in periodic draws or upon successful completion of construction. If we determine that construction is not being completed in accordance with the terms of a development agreement, we can discontinue funding construction draws or refuse to purchase the completed theatre. We have agreed to lease the theatres to the operators at predetermined rates.

Distributions

      On December 11, 2006, our Board of Trustees declared a common share distribution of $0.6875 per share for the fourth quarter of 2006, which is to be paid on January 15, 2007 to shareholders of record as of December 29, 2006. The aggregate distribution declared on our common shares for 2006 was $2.75 per share. We have paid the regular quarterly 9.50% fixed distribution on our Series A preferred shares and the regular quarterly 7.75% fixed distribution on our Series B preferred shares.

Anticipated Effect of Staff Accounting Bulletin No. 108

      In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires companies to evaluate errors that occurred in prior year(s), even though such errors were immaterial for each year in which they arose, to determine whether the correction or reversal of the cumulative effect of such errors would be material if recorded in the current year statement of income. Companies may restate all previously presented financial statements or, instead, may record in the year of adoption the cumulative effect of such errors as of the beginning of the current fiscal year, with an offsetting adjustment to the opening balance of retained earnings in the year of adoption, so that the full impact of the correction or reversal of the cumulative effect of such errors is not recorded in the current year statement of income. Companies must also make corresponding adjustments of any interim financial statements within the fiscal year in which the cumulative adjustment is made when that interim information is next presented. However, those adjustments do not require previously issued financial statements to be amended.

      SAB 108 is effective for the year ending December 31, 2006. We are in the process of evaluating the impact of SAB 108. We do not expect to restate previously filed annual financial statements. However, based upon our preliminary analysis, we expect that the consolidated financial statements and other financial information for the year ending December 31, 2006 and for the 2006 interim periods included in our 2006 Annual Report on Form 10-K, and subsequent reports that include interim periods for 2006, will be adjusted in accordance with the method described above in connection with our initial adoption of SAB 108. We believe, based on our preliminary analysis, that such adjustments will not be material to either the 2006 interim statements of income or to the consolidated statement of income for the year ending December 31, 2006.

THE OFFERING

      The following is a brief summary of certain terms of this offering and is not intended to be complete. It does not contain all of the information that will be important to a holder or the issuer of the Series C Preferred Shares. For a more complete description of the terms of the Series C Preferred Shares, see “Description of the Series C Preferred Shares” in this prospectus supplement and “Description of Securities” in the accompanying prospectus.

Issuer	Entertainment Properties Trust.

Securities Offered	5,400,000 shares of 5.75% Series C Cumulative Convertible Preferred Shares plus up to an additional 600,000 shares of Series C Preferred Shares that we may issue and sell upon the exercise of the underwriters’ overallotment option.

Distributions	Investors will be entitled to receive cumulative cash distributions on the Series C Preferred Shares at a rate of 5.75% per year of the $25.00 liquidation preference (equivalent to $1.4375 per year per share). Distributions on the Series C Preferred Shares are payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, or if not a business day, the next succeeding business day, beginning January 15, 2007. The first distribution will be for less than a full quarterly period. Distributions payable to investors on the Series C Preferred Shares issued in this offering will be cumulative from the date of original issuance.

Liquidation Preference	If we liquidate, dissolve or wind up, you will have the right to receive $25.00 per Series C Preferred Share, plus accrued and unpaid distributions (whether or not declared) to the date of payment, before any payments are made to our common shareholders or to holders of any other of our equity securities that we may issue ranking junior to the Series C Preferred Shares as to liquidation rights (but after any payments are made to holders of our debt, holders of our subsidiaries’ debt and holders of any other of our equity securities that we may issue ranking senior to the Series C Preferred Shares as to liquidation rights (which equity securities we may authorize only with the affirmative vote of the holders of at least two-thirds of the Series C Preferred Shares)). Your rights to receive the liquidation preference will be subject to the proportionate rights of each other series or class of our equity securities ranking on a parity with the Series C Preferred Shares that we have issued or may issue in the future (including our Series A and Series B preferred shares).

Ranking	The Series C Preferred Shares will rank, with respect to distribution rights and rights upon our liquidation, dissolution or winding up:

• junior to all of our existing and future debt obligations;

• senior to our common shares and to any other of our equity securities that by their terms rank junior to the Series C Preferred Shares with respect to distribution rights or payments upon our liquidation, dissolution or winding up;

• on a parity with our existing Series A and Series B preferred shares and with other series of our preferred shares or other equity securities that we may later authorize and that by their terms are on a parity with the Series C Preferred Shares with respect to distribution rights or payments upon our liquidation, dissolution or winding up; and

• junior to any equity securities that we may later authorize or issue and that by their terms rank senior to the Series C Preferred Shares (which we may only authorize with the affirmative vote of the holders of at least two-thirds of the Series C Preferred Shares).

Conversion Rights	You, at your option, may convert some or all of your outstanding Series C Preferred Shares initially at a conversion rate of 0.3504 common shares per $25.00 liquidation preference, or the Conversion Rate, which is equivalent to an initial conversion price of approximately $71.34 per common share (subject to adjustment in certain events). Except as otherwise provided, our Series C Preferred Shares will only be convertible into our common shares. See “Description of the Series C Preferred Shares — Conversion Rights.”

Conversion Settlement	Upon conversion, we will deliver, at our option, either (1) a number of common shares based upon the applicable Conversion Rate, or (2) an amount of cash and common shares as follows:

• cash in an amount equal to the lesser of (a) the Conversion Value and (b) the $25.00 liquidation preference, and

• if the Conversion Value is greater than the $25.00 liquidation preference, a number of common shares equal to the difference between the Conversion Value and the $25.00 liquidation preference, divided by the average of the Closing Sale Price (as defined below) of our common shares during the Cash Settlement Averaging Period.

See “Description of Series C Preferred Shares — Conversion Rights — Payment Upon Conversion.”

The Conversion Value for each Series C Preferred Share to be converted is an amount equal to the applicable Conversion Rate multiplied by the average of the Closing Sale Price of our common shares during the Cash Settlement Averaging Period. The Cash Settlement Averaging Period for each Series C Preferred Share is the 20 consecutive Trading Days (as defined below) (including the last Trading Day of such period) starting on, and including the third Trading Day following the conversion date for such shares.

At any time, we may irrevocably waive in our sole discretion our right to satisfy our conversion obligation solely in our common shares as described above.

Company Conversion Option	On or after January 15, 2012, we may, at our option, convert some or all of the Series C Preferred Shares into that number of common shares that are issuable at the then applicable Conversion Rate, which we refer to as the Company Conversion Option. We may exercise the Company Conversion Option only if the Closing Sale Price of our common shares equals or exceeds 135% of then applicable conversion price of the Series C Preferred Shares for at least 20 Trading Days in a period of 30 consecutive Trading Days (including the last Trading Day of such period) ending on the Trading Day immediately prior to our issuance of a press release announcing our exercise of the Company Conversion Option and our method of payment as described above under “Conversion Settlement”. See “Description of the Series C Preferred Shares — Company Conversion Option.”

Payments of Distributions Upon Conversion	If you exercise your conversion rights, upon delivery of the Series C Preferred Shares for conversion, those Series C Preferred Shares will cease to cumulate distributions as of the conversion date and you will not receive any cash payment representing accrued and unpaid distributions on the Series C Preferred Shares, except in those limited circumstances discussed below. Except as provided below, we will make no payment for accrued and unpaid distributions, whether or not in arrears, on Series C Preferred Shares converted at your election, or for distributions on the common shares issued upon such conversion. If we convert your Series C Preferred Shares pursuant to the Company Conversion Option, whether prior to, on, or after the record date for the current period, all unpaid distributions that are in arrears as of the Company Conversion Option Date will be payable to you. See “Description of the Series C Preferred Shares — Payment of Distributions Upon Conversion.”

Conversion Rate Adjustments	The Conversion Rate is subject to adjustment upon the occurrence of certain events, including if we distribute in any fiscal quarter to our common shareholders any cash, including quarterly cash distributions, in excess of $0.6875 per common share (subject to adjustment). See “Description of the Series C Preferred Shares — Conversion Rate Adjustments.”

Adjustment to Conversion Rate Upon Certain Fundamental Changes	If you elect to convert your Series C Preferred Shares in connection with a Fundamental Change (as defined below) that occurs on or prior to January 15, 2017, we will increase the Conversion Rate for the Series C Preferred Shares surrendered for conversion by a number of additional shares determined based on our share price at the time of such Fundamental Change. See “Description of the Series C Preferred Shares — The Increase in the Conversion Rate.”

Rights Upon a Fundamental Change	In the event of a Fundamental Change, when the actual applicable price of our common shares described in “Description of the Series C Preferred Shares — The Increase in the Conversion Rate” is less than $59.45 per share, then you will have a special right to convert some or all of your Series C Preferred Shares on the Fundamental Change Conversion Date (as defined below) into a number of our common shares per $25.00 liquidation preference equal to such liquidation preference, plus accrued and unpaid distributions to, but not including, the Fundamental Change Conversion Date, divided by 98% of the Market Price (as defined below) of our common shares. In the event that you exercise that special conversion right, we have the right to repurchase for cash all or any part of your Series C Preferred Shares as to which the conversion right was exercised at a repurchase price equal to 100% of the liquidation preference of the Series C Preferred Shares to be repurchased plus accrued and unpaid distributions to, but not including, the Fundamental Change Conversion Date. If we elect to exercise our repur-

chase right, you will not have the special conversion right described in this paragraph. See “Description of the Series C Preferred Shares — Special Conversion Right of Series C Preferred Shares upon a Fundamental Change; Company Repurchase Right” below.

No Maturity; Redemption	Our Series C Preferred Shares have no maturity date. We are not required to redeem or repurchase the Series C Preferred Shares, and, except as described under “Description of the Series C Preferred Shares — Special Conversion Right of Series C Preferred Shares upon a Fundamental Change; Company Repurchase Right” or to the extent necessary to preserve our qualification as a real estate investment trust, we may not elect to redeem or repurchase the Series C Preferred Shares. On or after January 15, 2012, we have the right, in certain circumstances, to require you to convert your Series C Preferred Shares. See “Description of the Series C Preferred Shares — Company Conversion Option” below.

Voting Rights	Holders of any series of our preferred shares, including the Series C Preferred Shares, generally have no voting rights. However, if we do not pay distributions on our Series C Preferred Shares for six or more quarterly periods (whether or not consecutive), the holders of the Series C Preferred Shares, voting together with the holders of any other series of our preferred shares which have similar voting rights, including our Series A and Series B preferred shares, will be entitled to vote for the election of two additional trustees to serve on our board of trustees until we pay or declare and set aside for payment all distributions which we owe on our preferred shares. In addition, the affirmative vote of the holders of at least two-thirds of the Series C Preferred Shares is required for us to authorize, create or increase the number of shares ranking senior to the Series C Preferred Shares or to amend our declaration of trust in a manner that materially and adversely affects the rights of the holders of the Series C Preferred Shares.

Listing	We have filed an application to list the Series C Preferred Shares on the NYSE under the symbol “EPR PrC.” If the application is approved, trading of the Series C Preferred Shares on the NYSE is expected to begin within 30 days after the date of initial delivery of the Series C Preferred Shares.

Restrictions on Ownership and Transfer	For us to qualify as a REIT under the Internal Revenue Code of 1986, as amended, referred to herein as the Code, not more than 50% in value of our outstanding shares of beneficial interest may be owned, directly or constructively, by five or fewer individuals, as defined in the Code to include certain entities, during the last half of any taxable year. In addition, our declaration of trust and the articles supplementary establishing the Series C Preferred Shares contain provisions that limit to 9.8% the percentage ownership of our equity by class or series, including the Series C Preferred Shares or our common shares, by any one person or group of affiliated persons. Our articles supplementary establishing the Series C Preferred Shares allow our board of trustees to waive this ownership limit, subject to certain conditions. See “Description of the Series C Preferred Shares — Restrictions on Ownership and Transfer” below.

Use of Proceeds	We estimate that our net proceeds from this offering (assuming no exercise of the underwriters’ overallotment option) will be approximately $130.85 million after deducting the underwriting discount and other estimated expenses of the offering payable by us. We presently intend to use the net proceeds from this offering for general business purposes, which may include acquisitions of properties and funding of ongoing development projects. Pending this application, we intend to use the net proceeds of this offering to reduce indebtedness under our KeyBank unsecured revolving credit facility.

Settlement Date	Delivery of the Series C Preferred Shares will be made against payment therefor on or about December 22, 2006.

Risk Factors	See “Risk Factors” on page S-9 of this prospectus supplement and in our Annual Report in Form 10-K for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on February 28, 2006.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED

SHARE DISTRIBUTIONS

      The table below presents our ratio of earnings to combined fixed charges and preferred share distributions by dividing earnings by combined fixed charges and preferred share distributions. For this purpose, “earnings” is the sum of net income before discontinued operations, equity in earnings of unconsolidated subsidiaries, minority interest in earnings (excluding those that have not incurred fixed charges) and fixed charges (excluding capitalized interest) plus distributed income from unconsolidated subsidiaries. “Fixed charges” consist of interest incurred on all indebtedness related to continuing operations (including amortization of original issue discount, if any). The ratios are based solely on historical financial information and no pro forma adjustments have been made.

	Nine Months
	Ended	Years Ended December 31
	September 30,
	2006	2005	2004	2003	2002	2001

Ratio of earnings to combined fixed charges and preferred share distributions	2.1X	2.0X	2.0X	1.8X	1.9X	2.0X

RISK FACTORS

      Before you decide to purchase our Series C Preferred Shares, you should be aware that there are risks in making this investment. You should carefully consider “Risk Factors” on page 3 of the accompanying prospectus and on page 4 of our annual report on Form 10-K for the year ended December 31, 2005 filed on February 28, 2006 and incorporated by reference herein, together with all other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before you decide to invest in our Series C Preferred Shares.

The trading price for the Series C Preferred Shares will be directly affected by the trading price for our common shares, which is impossible to predict.

      The trading price of the Series C Preferred Shares will be affected by the trading price for our common shares. Our common share trading price may depend on many factors, including prevailing interest rates, capital market conditions (which may not be related to the operating performance of companies), our financial condition, performance and prospects, variations from analysts’ expectations and our issuance of additional debt or equity securities, and may be more volatile than the general trading prices of preferred shares that are not convertible.

      The price of our common shares could be affected by possible sales of our common shares by investors who view the Series C Preferred Shares as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that may develop involving our common shares. The hedging or arbitrage could, in turn, affect the trading prices of the Series C Preferred Shares.

The trading price for the Series C Preferred Shares could be substantially affected by various other factors.

      As with other publicly-traded securities, the trading price for the Series C Preferred Shares will depend on many factors other than the trading price of our common shares, which may change from time to time, including:

•	the trading price for our Series A preferred shares and Series B preferred shares;

•	any increases in prevailing interest rates, which may negatively affect the market for the Series C Preferred Shares;

•	the market for similar securities;

•	additional issuances of other series or classes of preferred shares;

•	general economic conditions or conditions in the financial or real estate markets; and

•	our financial condition, performance and prospects.

The Conversion Rate of the Series C Preferred Shares may not be adjusted for all dilutive events. Accordingly, we may engage in transactions that could dilute the value of the common shares into which your Series C Preferred Shares may be convertible.

      As described under “Description of the Series C Preferred Shares — Conversion Rate Adjustments”, we will adjust the Conversion Rate of the Series C Preferred Shares for certain events, including, among others:

•	the issuance of distributions on our common shares payable in common shares;

•	certain subdivisions, combinations and reclassifications of our common shares;

•	the issuance of certain rights or warrants;

•	the distribution of indebtedness, non-cash assets or certain shares of beneficial interest;

•	certain cash distributions;

•	certain tender or exchange offers; and

•	certain fundamental changes.

      We will not adjust the Conversion Rate for other events, such as an issuance of common shares for cash or in connection with an acquisition, that may adversely affect the trading price of the Series C Preferred Shares or our common shares. If we engage in any of these types of transactions, the value of the common shares into which your Series C Preferred Shares may be convertible may be diluted.

The adjustment to the conversion rate of the Series C Preferred Shares upon a conversion in connection with certain fundamental changes may not adequately compensate you for the lost option value of the Series C Preferred Shares as a result of that fundamental change.

      If a Fundamental Change occurs on or prior to January 15, 2017, we will under certain circumstances adjust the Conversion Rate to provide for the issuance of additional common shares upon any conversion of Series C Preferred Shares in connection with such Fundamental Change. See “Description of the Series C Preferred Shares — Adjustment to the Conversion Rate upon the Occurrence of a Fundamental Change.” This adjustment to the Conversion Rate is only an approximation of the lost option value of the Series C Preferred Shares as a result of the Fundamental Change and may not adequately compensate shareholders for the loss. In addition, if a Fundamental Change occurs after January 15, 2017, or if the applicable price is less than $59.45 per share or greater than $130.00 per share (in each case, subject to adjustment), we will not make such adjustment to the Conversion Rate.

We may not have the ability to raise the funds necessary to purchase for cash Series C Preferred Shares upon a fundamental change or otherwise.

      Following a Fundamental Change, you may, in addition to other conversion rights, exercise a special right, which we refer to as the Fundamental Change Conversion Right, to convert your shares of Series C Preferred Shares as described under “Description of the Series C Preferred Shares — Special Conversion Right of Series C Preferred Shares upon a Fundamental Change; Company Repurchase Right.” Upon conversion of the Series C Preferred Shares, pursuant to the Fundamental Change Conversion Right or otherwise, we may elect instead to repurchase all or some of your Series C Preferred Shares to be converted for cash. If we elect to repurchase some or all of your Series C Preferred Shares in that circumstance, such Series C Preferred Shares will no longer be entitled to be converted into common shares, and you will be entitled to receive the cash repurchase price from us. We cannot assure you that we will have sufficient financial resources, or will be able to arrange financing, to pay the repurchase price in cash with respect to any Series C Preferred Shares tendered by holders for conversion upon a Fundamental Change or otherwise. In addition, our then existing indebtedness could provide that a Fundamental Change would constitute an event of default or prepayment event under, and result in the acceleration of the maturity of, such indebtedness or could otherwise contain restrictions which would not allow us to repurchase your Series C Preferred Shares.

Your right to receive common shares upon conversion of the Series C Preferred Shares in connection with a fundamental change may be limited.

      The aggregate number of our common shares issuable in connection with an exercise of the Fundamental Change Conversion Right may not exceed the number of common shares as shall then be authorized and available for issuance. If the number of common shares issuable upon such conversion would exceed 3,244,023 shares (or if the underwriters’ over-allotment is exercised, 3,604,470 shares) or such other number of common shares as shall then be authorized and available for issuance, we will have the option to satisfy the remainder of such conversion in common shares that are authorized for issuance in the future. We will use our best efforts to have any such additional number of common shares authorized for issuance within 180 days of the conversion date but we cannot assure you that we will be able to do so. If we are unable to do so, you will not receive all of the common shares that you would otherwise be entitled to receive.

You should consider the United States federal income tax consequences of owning Series C Preferred Shares.

      The U.S. federal income tax consequences of acquiring, owning and disposing of Series C Preferred Shares and any common shares received upon conversion are described under “Additional Federal Income Tax

Considerations.” Certain of our actions, including an increase in the cash distribution on our common shares, may result in an adjustment to the Conversion Rate that could cause you to be deemed to receive a taxable distribution subject to U.S. federal income tax without the receipt of any cash. If you are a non-U.S. shareholder (as defined in the “Additional Federal Income Tax Considerations”), such deemed distribution may be subject to U.S. federal withholding tax at a 30% rate or any lower rate as may be specified by an applicable treaty. See “Additional Federal Income Tax Considerations.” Also, federal tax may be imposed on the gain realized by a non-U.S. shareholder on the sale, repurchase or conversion of Series C Preferred Shares, depending on whether those shares constitute United States real property interests, all as more fully explained under “Additional Federal Income Tax Considerations.”

An active trading market for Series C Preferred Shares may not develop, which may negatively impact their market value and your ability to transfer or sell your shares, and the Series C Preferred Shares have no stated maturity date.

      The Series C Preferred Shares are a new issue of securities for which there is currently no public market. Because the Series C Preferred Shares do not have a stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. Although we have applied to list the Series C Preferred Shares on the NYSE under the symbol “EPR PrC”, we cannot assure you that an active or sustained trading market for the Series C Preferred Shares will develop or that the holders will be able to sell their Series C Preferred Shares. The underwriters have informed us that they intend to make a market in the Series C Preferred Shares after this offering is completed. However, the underwriters may cease their market making activities at any time. Moreover, even if you are able to sell your Series C Preferred Shares, we cannot assure you as to the price at which any sales will be made. Future trading prices of the Series C Preferred Shares will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common shares, and the market for similar securities. Historically, the market for convertible preferred securities has been subject to disruptions that have caused volatility in prices. It is possible that the market for the Series C Preferred Shares will be subject to disruptions which may have a negative effect on the holders of the Series C Preferred Shares, regardless of our prospects or financial performance.

If you hold Series C Preferred Shares, you will not be entitled to any rights with respect to our common shares, but you will be subject to all changes made with respect to our common shares.

      If you hold Series C Preferred Shares, you will not be entitled to any rights with respect to our common shares (including, without limitation, voting rights and rights to receive any distributions on our common shares), but you will be subject to all changes affecting the common shares. You will have rights with respect to our common shares only if and when we deliver common shares to you upon conversion of your Series C Preferred Shares and, in limited cases, under the conversion rate adjustments applicable to the Series C Preferred Shares. For example, in the event that an amendment is proposed to our declaration of trust or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of the common shares to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common shares.

We may issue additional securities and thereby materially and adversely affect the price of our common shares and Series C Preferred Shares.

      We are not restricted from issuing additional common shares, preferred shares, or securities convertible into or exchangeable for our common shares, except that we may not authorize equity securities ranking senior to the Series C Preferred Shares with respect to distribution rights or payments upon our liquidation, dissolution or winding up without the affirmative vote of the holders of at least two-thirds of the Series C Preferred Shares and each other class or series of preferred shares ranking on parity with the Series C Preferred Shares which are entitled to similar voting rights, voting together as a single class. If we issue additional common shares, preferred shares or convertible or exchangeable securities, the price of our common shares and, in turn, the price of the Series C Preferred Shares may be materially and adversely affected.

The value of the conversion right associated with the Series C Preferred Shares may be substantially lessened or eliminated if we are party to a merger, consolidation, or other similar transaction.

      If we are party to a consolidation, merger, share exchange or sale or lease of all or substantially all of our assets pursuant to which our common shares are converted into the right to receive cash, securities or other property, at the effective time of the transaction, the right to convert the Series C Preferred Shares into our common shares will be changed into a right to convert such shares into the kind and amount of cash, securities, or other property which the holder would have received if the holder had converted its shares of Series C Preferred Shares immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the Series C Preferred Shares in the future. For example, if all of our outstanding common shares were acquired for cash in a merger transaction, each Series C Preferred Share would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on our future prospects and other factors.

Conversion of Series C Preferred Shares will dilute the ownership interest of existing shareholders.

      The conversion of some or all of the Series C Preferred Shares, including a conversion upon exercise of the Fundamental Change Conversion Right, will dilute the ownership interests of existing shareholders. Any sales in the public market of the common shares issuable upon such conversion could adversely affect prevailing market prices of our common shares. In addition, the existence of the Series C Preferred Shares may encourage short selling by market participants because the conversion of the Series C Preferred Shares could depress the price of our common shares.

The Series C Preferred Shares have not been rated and are subordinated to our existing and future debt, and there is no restriction on the issuance of parity preferred securities.

      The Series C Preferred Shares have not been rated by any nationally recognized statistical rating organization, which may negatively affect their market value and your ability to sell them. The payment of amounts due on the Series C Preferred Shares will be subordinated to all of our existing and future debt, including our Key Bank unsecured revolving credit facility, and will be structurally subordinated to the obligations of our subsidiaries. The Series C Preferred Shares will be on a parity with our existing Series A preferred shares and Series B preferred shares. We may also issue additional preferred shares in the future which are on a parity with (or, upon the affirmative vote or consent of the holders of two-thirds of the outstanding Series C Preferred Shares and each other class or series of preferred shares ranking on a parity with the Series C Preferred Shares which are entitled to similar voting rights, voting as a single class, senior to) the Series C Preferred Shares with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up. Any of these factors may affect the trading price for the Series C Preferred Shares.

Our adoption of Staff Accounting Bulletin No. 108 will result in changes to our financial statements, but we have not yet completed our analysis of SAB 108.

      In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires registrants to evaluate errors that occurred in prior year(s), even though such errors were immaterial for each year in which they arose, to determine whether the correction or reversal of the cumulative effect of such errors would be material if recorded in the current year statement of income. Companies may restate all previously presented financial statements or, instead, may record in the year of adoption the cumulative effect of such errors as of the beginning of the current fiscal year, with an offsetting adjustment to the opening balance of retained earnings in the year of adoption, so that the full impact of the correction or reversal of the cumulative effect of such errors is not recorded in the current year statement of income. Companies must also make corresponding adjustments of any interim financial statements within the fiscal year in which the cumulative adjustment is made when that interim information is next presented. However, those adjustments do not require previously issued financial statements to be amended.

      SAB 108 is effective for the year ending December 31, 2006. We are in the process of evaluating the impact of SAB 108. We do not expect to restate previously filed annual financial statements. However, based upon our preliminary analysis, we expect that the consolidated financial statements and other financial information for the year ending December 31, 2006 and for the 2006 interim periods included in our 2006 Annual Report on Form 10-K and subsequent reports that include interim periods for 2006 (which reports will be incorporated by reference into this prospectus supplement), will be adjusted in accordance with the method described above in connection with our initial adoption of SAB 108. We believe, based on our preliminary analysis, that such adjustments will not be material to either the 2006 interim statements of income or to the consolidated statement of income for the year ending December 31, 2006. Our review of the impact of SAB 108 is ongoing and we cannot assure you that the impact as finally determined will not be materially different from that which is currently anticipated.

USE OF PROCEEDS

      The net proceeds to us from the sale of the Series C Preferred Shares offered hereby are expected to be approximately $130.85 million ($145.40 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discount and commissions and our estimated offering expenses. We intend to use the net proceeds from this offering for general business purposes, which may include acquisitions of properties and funding ongoing development projects.

      Pending application of net proceeds to the uses described above, we intend to use the net proceeds to reduce indebtedness under our KeyBank unsecured revolving credit facility and to invest any remaining net proceeds in interest-bearing accounts and short-term interest-bearing securities which are consistent with our qualification as a REIT.

      The KeyBank unsecured revolving credit facility bears interest at LIBOR plus 1.30% to 1.75% or the Applicable Base Rate plus 0.00% to 0.20% depending on our leverage ratio at the time of each advance. The KeyBank unsecured revolving credit facility matures on January 31, 2009 and may be extended for an additional year at our option. Bear Stearns Corporate Lending Inc., an affiliate of one of the underwriters, Bear, Stearns & Co. Inc., is a lender under this credit facility and will receive approximately 4% of any proceeds from this offering that are used to repay indebtedness under the credit facility. Royal Bank of Canada, an affiliate of one of the underwriters, RBC Capital Markets, is a lender under this credit facility and will receive approximately 15% of any proceeds from this offering that are used to repay indebtedness under the credit facility.

CAPITALIZATION

      The following table describes our actual capitalization as of September 30, 2006, and our capitalization on an as adjusted basis to reflect the issuance and sale of the 5,400,000 Series C Preferred Shares offered by this prospectus supplement (assuming no exercise of the underwriters’ over allotment option) and the application of the net proceeds as described in “Use of Proceeds.” This information should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and schedules and notes thereto included in our quarterly report on Form 10-Q for the quarter ended September 30, 2006, incorporated by reference in this prospectus supplement.

	September 30, 2006

	Actual	As Adjusted

	(Dollars in thousands)

	(Unaudited)
Debt:
KeyBank unsecured revolving credit facility(1)	$107,900	$—
Other long-term debt	658,620	658,620

Total debt	766,520	658,620
Minority interest	4,768	4,768
Shareholders’ equity:
Common shares, $0.01 par value, 50,000,000 shares authorized; 27,149,727 shares issued	271	271
Preferred shares, $0.01 par value, 10,000,000 shares authorized, actual; 15,000,000 shares authorized, as adjusted; 2,300,000 Series A cumulative redeemable preferred shares issued, actual and as adjusted; 3,200,000 Series B cumulative redeemable preferred shares issued, actual and as adjusted; and no Series C Preferred Shares issued, actual, and 5,400,000 Series C Preferred Shares issued, as adjusted(2)	55	109
Additional paid-in capital	752,319	883,115
Treasury shares, at cost, 675,487 shares	(15,500)	(15,500)
Loans to shareholders	(3,525)	(3,525)
Accumulated other comprehensive income	19,221	19,221
Distributions in excess of net income	(33,580)	(33,580)

Total shareholders’ equity	719,261	850,111

TOTAL CAPITALIZATION	$1,490,549	$1,513,499

(1)	The “As Adjusted” column for our KeyBank unsecured revolving credit facility reflects the application of a portion of the net proceeds of this offering pending its application for general corporate purposes. See “Use of Proceeds.” At December 15, 2006, we had approximately $133 million of indebtedness outstanding under our KeyBank unsecured revolving credit facility.

(2)	In connection with the consummation of this offering, we have filed an amendment to our Declaration of Trust increasing the authorized number of preferred shares from 10,000,000 to 15,000,000.

SELECTED FINANCIAL DATA

      This table includes selected historical financial data of EPR. You should read carefully the consolidated financial statements and schedules, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our annual report on Form 10-K for the year ended December 31, 2005 and our quarterly reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006. The selected financial data in this table are not intended to replace the consolidated financial statements and schedules included in our annual report on Form 10-K for the year ended December 31, 2005 or our quarterly reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006, which are incorporated by reference herein. Figures are in thousands except per share data.

Operating Data

	Nine Months
	Ended	Years Ended December 31,
	September 30,
	2006	2005	2004	2003	2002	2001

	(Unaudited)
Rental revenue	$124,727	$145,227	$124,423	$89,965	$71,610	$54,667
Other income	3,020	3,517	557	1,195	—	—
Mortgage financing	6,808	3,560	—	—	—	—
Property operating expense, net of tenant reimbursements	3,625	3,680	2,322	698	201	—
General and administrative expense	10,030	7,249	6,093	4,785	3,341	2,747
Other operating expense	2,903	2,985	—	—	—	—
Interest expense	35,179	42,427	38,054	30,570	24,475	20,334
Costs associated with loan refinancing	673	—	1,134	—	—	—
Depreciation and amortization expense	23,191	27,597	23,365	16,359	12,862	10,209

Income before minority interest, income from joint ventures and gain on sale of real estate	58,954	68,366	54,012	38,748	30,731	21,377

Gain on sale of real estate	345	—	—	—	202	—
Minority interest	—	(34)	(953)	(1,555)	(1,195)	—
Equity in income from joint ventures	566	728	654	401	1,421	2,203
Preferred distribution requirements	(8,747)	(11,353)	(5,463)	(5,463)	(3,225)	—

Net income available to common shareholders	$51,118	$57,707	$48,250	$32,131	$27,934	$23,580

Net income per common share:
Basic	$1.96	$2.31	$2.12	$1.81	$1.66	$1.60
Diluted	1.93	2.26	2.07	1.77	1.64	1.60

Weighted average number of common shares outstanding:
Basic	26,093	25,019	22,721	17,780	16,791	14,715
Diluted	26,511	25,504	23,664	19,051	17,762	14,783

Cash distributions declared per common share	$2.06	$2.50	$2.25	$2.00	$1.90	$1.80

Balance Sheet Data

	As of	As of December 31,
	September 30,
	2006	2005	2004	2003	2002	2001

	(Unaudited)
Net real estate investments	$1,384,633	$1,303,758	$1,143,936	$900,096	$692,922	$530,280
Mortgage note and related interest receivable	68,069	44,067	—	—	—	—
Total assets	1,520,812	1,414,165	1,213,448	965,918	730,387	583,351
Common distributions payable	18,201	15,770	14,097	9,829	8,162	6,659
Preferred distributions payable	2,916	2,916	1,366	1,366	1,366	—
Long-term debt	766,520	714,591	592,892	506,555	346,617	314,766
Total liabilities	796,783	742,509	620,059	521,509	361,834	325,223
Minority interests	4,768	5,235	6,049	21,630	15,375	—
Shareholders’ equity	$719,261	$666,421	$587,340	$422,779	$353,178	$258,128

DESCRIPTION OF THE SERIES C PREFERRED SHARES

      The following is a summary of the material terms and provisions of the Series C Preferred Shares. This description supplements the description of the general terms and provisions of our preferred shares contained in the accompanying prospectus. To the extent the terms described herein differ from the terms described in the accompanying prospectus, you should rely on the terms set forth below. This is a summary and does not completely describe our Series C Preferred Shares. For a complete description, we refer you to our Declaration of Trust, the Articles Supplementary designating the Series C Preferred Shares and our Bylaws, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

General

      Under our Declaration of Trust, we are authorized to issue up to 50,000,000 common shares and up to 10,000,000 preferred shares. We have filed an amendment to our Declaration of Trust increasing the number of authorized preferred shares from 10,000,000 shares to 15,000,000 shares. As of December 15, 2006, a total of 26,477,923 common shares were issued and outstanding and 675,487 common shares were held in treasury, and a total of 2,300,000 Series A preferred shares (liquidation preference $25.00 per share) and 3,200,000 Series B preferred shares (liquidation preference $25.00 per share) were outstanding.

      We are authorized to issue preferred shares in one or more series, with such designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption, in each case as permitted by Maryland law and determined by our Board of Trustees. See “Description of Securities” in the accompanying prospectus.

      Prior to completing this offering, we will adopt articles supplementary establishing the Series C Preferred Shares. You may obtain a complete copy of the articles supplementary describing the Series C Preferred Shares by contacting us. The articles supplementary will initially authorize 6,000,000 Series C Preferred Shares. Our board of trustees may authorize additional Series C Preferred Shares from time to time.

      The transfer agent, registrar and distribution disbursing agent for the Series C Preferred Shares will be UMB Bank, n.a.

      We have filed an application to list the Series C Preferred Shares on the NYSE. If the application is approved, trading of the Series C Preferred Shares on the NYSE is expected to begin within 30 days after the date of initial delivery of the Series C Preferred Shares.

      We expect that the Series C Preferred Shares initially will be issued in uncertificated, book-entry form.

Ranking

      The Series C Preferred Shares will rank, with respect to distribution rights and rights upon our liquidation, dissolution or winding up:

•	junior to all of our existing and future debt obligations;

•	senior to our common shares and to any other of our equity securities that by their terms rank junior to the Series C Preferred Shares with respect to distribution rights or payments upon our liquidation, dissolution or winding up;

•	on a parity with our existing Series A and Series B preferred shares and with other series of our preferred shares or other equity securities that we may later authorize and that by their terms are on a parity with the Series C Preferred Shares; and

•	junior to any equity securities that we may later authorize and that by their terms rank senior to the Series C Preferred Shares (which we may only authorize with the affirmative vote of the holders of at least two-thirds of the Series C Preferred Shares).

Distributions

      Holders of the Series C Preferred Shares will be entitled to receive, when and as authorized by our board of trustees and declared by us, out of funds legally available for the payment of distributions, cumulative cash distributions at the rate of 5.75% of the liquidation preference per year (equivalent to $1.4375 per Series C Preferred Share per year). Distributions on the Series C Preferred Shares issued in this offering will accrue and be cumulative from the date of original issuance and will be payable quarterly in arrears on the 15th day of each January, April, July and October or, if not a business day, the next business day, in each case a Distribution Payment Date. The first Distribution Payment Date will be January 15, 2007 and will be for less than a full quarterly period. Distributions payable on the Series C Preferred Shares for any partial period will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will pay distributions to holders of record as they appear in our share records at the close of business on the applicable record date designated by our board of trustees for the payment of distributions that is not more than 60 nor less than 10 days prior to the Distribution Payment Date, each a Distribution Record Date.

      We will not authorize or pay any distributions on the Series C Preferred Shares or set aside funds for the payment of distributions if restricted or prohibited by law, or if the terms of any of our agreements, including agreements relating to our indebtedness or our other series of preferred shares, prohibit that authorization, payment or setting aside of funds or provide that the authorization, payment or setting aside of funds is a breach of or a default under that agreement. We are, and may in the future become, a party to agreements which restrict or prevent the payment of distributions on, or the purchase of, shares. These restrictions may include indirect covenants which require us to maintain specified levels of net worth or assets. We do not believe that these restrictions currently have any adverse impact on our ability to pay distributions on the Series C Preferred Shares.

      Notwithstanding the foregoing, distributions on the Series C Preferred Shares will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of distributions and whether or not distributions are authorized. Accrued but unpaid distributions on the Series C Preferred Shares will not bear interest, and holders of the Series C Preferred Shares will not be entitled to any distributions in excess of full cumulative distributions as described above. All of our distributions on the Series C Preferred Shares, including any capital gain distributions, will be credited first to the earliest accrued and unpaid distribution due.

      We will not declare or pay any distributions, or set aside any funds for the payment of distributions (other than a distribution paid in common shares or in any other class of shares ranking junior to the Series C Preferred Shares), on common shares or other shares that rank on parity with or junior to the Series C Preferred Shares, or redeem or otherwise acquire common shares or other shares that rank on parity with or junior to the Series C Preferred Shares, unless we also have declared and either paid or set aside for payment the full cumulative distributions on the Series C Preferred Shares, for all past distribution periods. This restriction will not limit our acquisition of shares (i) by conversion into or exchange for common shares or junior shares, (ii) under incentive, benefit or share purchase plans for officers, trustees or employees or others performing or providing similar services, or (iii) for the purposes of enforcing restrictions upon ownership and transfer of our equity securities contained in our declaration of trust, for the purpose of preserving our status as a REIT.

      We will not authorize the full cumulative distributions on any preferred shares unless we have authorized those distributions as are accrued on all of our outstanding preferred shares which are on a parity with the Series C Preferred Shares. If we do not declare and either pay or set aside for payment the full cumulative distributions on the Series C Preferred Shares and all shares that rank on a parity with Series C Preferred Shares, including our Series A and Series B preferred shares, the amount which we have declared will be allocated pro rata among the Series C Preferred Shares and each parity series of shares, including our Series A and Series B preferred shares, so that the amount declared for each Series C Preferred Share and for each share of each parity series is proportionate to the accrued and unpaid distributions on those shares.

Liquidation Rights

      In the event of our voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of the Series C Preferred Shares will be entitled to be paid out of our assets legally available for distribution to our shareholders, liquidating distributions in cash or property at fair market value as determined by our board of trustees equal to a liquidation preference of $25.00 per share, plus any accrued and unpaid distributions (whether or not declared) through the date of the payment. The holders of Series C Preferred Shares will be entitled to receive this liquidating distribution before we distribute any assets to holders of our common shares or any other shares of beneficial interest that rank junior to the Series C Preferred Shares as to payments upon our liquidation, dissolution or winding up. The rights of holders of Series C Preferred Shares to receive their liquidation preference would be subject to the proportionate rights of each parity series, including our Series A and Series B preferred shares, and the preferential rights of the holders of any series of shares which is senior to the Series C Preferred Shares.

      Holders of the Series C Preferred Shares will be entitled to notice of any such liquidation. After payment of the full amount of the liquidating distributions to which they are entitled, holders of our Series C Preferred Shares will have no right or claim to any of our remaining assets. The consolidation or merger of us with or into any other corporation, trust or entity or of any other corporation with or into us, or the sale, lease or conveyance of all or substantially all of our assets or business, will not be deemed to constitute a liquidation, dissolution or winding up of us. In determining whether a distribution (other than upon voluntary or involuntary liquidation), by redemption or other acquisition of shares or otherwise, is permitted under Maryland law, amounts that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the holders of Series C Preferred Shares will not be added to our total liabilities.

Voting Rights

      Holders of Series C Preferred Shares generally will have no voting rights, except as described below.

      If distributions on our Series C Preferred Shares are due for six or more quarterly periods and remain unpaid, whether or not these quarterly periods are consecutive, holders of the Series C Preferred Shares, voting separately as a class with all other series of preferred shares which have similar voting rights, including our Series A and Series B preferred shares, will be entitled to vote for the election of two additional trustees to serve on our board of trustees until all distribution arrearages have been paid or declared and set aside for payment.

      In addition, without the affirmative vote of the holders of at least two-thirds of the Series C Preferred Shares, we may not:

•	authorize, create or increase the authorized or issued amount of any class or series of shares ranking senior to the Series C Preferred Shares;

•	reclassify any shares into a series of shares ranking senior to that of the Series C Preferred Shares;

•	create, authorize or issue any security or obligation convertible into or evidencing the right to purchase any shares ranking senior the Series C Preferred Shares; or

•	amend, alter or repeal the provisions of our Declaration of Trust or the Articles Supplementary for the Series C Preferred Shares, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference or voting power of the Series C Preferred Shares; provided, however, that any increase in the number of authorized preferred shares, any issuance of or increase in the number of Series C Preferred Shares or any creation or issuance of or increase in the number of authorized shares of any class or series of preferred shares which rank on parity with the Series C Preferred Shares shall not be deemed to materially and adversely affect the rights of the Series C Preferred Shares.

      In any matter in which the Series C Preferred Shares are entitled to vote, each Series C Preferred Share will be entitled to one vote. If the holders of Series C Preferred Shares and another series of preferred shares are entitled to vote together as a single class on any matter, the Series C Preferred Shares and the shares of the other series will have one vote for each $25.00 of liquidation preference.

Conversion Rights

      The holders of the Series C Preferred Shares, at their option, may convert some or all of their outstanding Series C Preferred Shares initially at a Conversion Rate of 0.3504 common shares per $25.00 liquidation preference, which is equivalent to an initial conversion price of approximately $71.34 per common share (subject to adjustment in certain events). The Series C Preferred Shares will be convertible, at our option, into either (1) a number of common shares equal to the applicable Conversion Rate, or (2) an amount of cash and common shares as described under “Payment Upon Conversion” below. In addition, at any time we may irrevocably waive, in our sole discretion, our right to satisfy our obligation to convert the Series C Preferred Shares (our “conversion obligation”) solely into our common shares.

      We may elect not to issue fractional common shares upon the conversion of Series C Preferred Shares, in which case we will pay the cash value of such fractional shares based upon the Closing Sale Price of our common shares on the Trading Day immediately prior to the Conversion Date or the Company Conversion Option Date, as the case may be (each as defined below).

      Holders of Series C Preferred Shares are not entitled to any rights of a common shareholder until such holder of Series C Preferred Shares has converted its Series C Preferred Shares or unless we have exercised the Company Conversion Option, and only to the extent the Series C Preferred Shares are deemed to have been converted into common shares under the Articles Supplementary establishing the Series C Preferred Shares.

Company Conversion Option

      On or after January 15, 2012, we may, at our option, convert some or all of the Series C Preferred Shares into that number of common shares that are issuable at the then applicable Conversion Rate. We refer to this as the Company Conversion Option. We may exercise the Company Conversion Option only if the Closing Sale Price of our common shares equals or exceeds 135% of the then applicable conversion price of the Series C Preferred Shares for at least 20 Trading Days in a period of 30 consecutive Trading Days (including the last Trading Day of such period) ending on the Trading Day immediately prior to our issuance of a press release announcing our exercise of the Company Conversion Option as described below.

      If we convert less than all of the outstanding Series C Preferred Shares, the transfer agent will select the shares by lot, on a pro rata basis or in accordance with any other method the transfer agent considers fair and appropriate. We may convert the Series C Preferred Shares only in a whole number of shares. If a portion of a holder’s Series C Preferred Shares is selected for partial conversion by us and the holder converts a portion of such Series C Preferred Shares, the number of Series C Preferred Shares subject to conversion by us will be reduced by the number of shares that the holder converted.

      The Closing Sale Price of our common shares on any date means the closing sale price per share (or, if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on such date as reported by the NYSE or, if our common shares are not reported by the NYSE, in composite transactions for the principal other U.S. national or regional securities exchange on which our common shares are traded. If our common shares are not listed for trading on a U.S. national or regional securities exchange on the relevant date, the Closing Sale Price will be the last quoted bid price for our common shares in the over-the-counter market on the relevant date as reported by the National Quotation Bureau Incorporated or similar organization. If our common shares are not so quoted, the Closing Sale Price will be the average of the mid-point of the last bid and asked prices for our common shares on the relevant date from each of at least three independent nationally recognized investment banking firms selected by us for this purpose.

      A Trading Day is any day during which (i) trading in our common shares generally occurs, and (ii) there is no market disruption event. For purposes of the definition of Trading Day, “market disruption event” means the occurrence or existence during the one-half hour period ending on the scheduled close of trading on the principal U.S. national or regional securities exchange on which our common shares is listed for trading of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common shares or in any options contracts or future contracts relating to our common shares.

      To exercise our Company Conversion Option described above, we must issue a press release for publication on the Dow Jones & Company, Inc., Business Wire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public) prior to the opening of business on the first Trading Day following any date on which the conditions described in the fourth preceding paragraph are met, announcing such conversion and our method of payment. We will also give notice by mail or by publication (with subsequent prompt notice by mail) to holders of our Series C Preferred Shares (not more than four Trading Days after the date of the press release) of our exercise of the Company Conversion Option announcing our intention to convert the Series C Preferred Shares. The effective date for any Company Conversion Option, or the Company Conversion Option Date, will be the date that is selected by us and will be no longer than five Trading Days after the date on which we issue such press release.

      In addition to any information required by applicable law or regulation, the press release and notice of our exercise of the Company Conversion Option will state, as appropriate:

•	the Company Conversion Option Date;

•	the method of payment that we elect to deliver upon conversion (unless we have irrevocably elected to waive our right to satisfy our conversion obligation solely in our common shares);

•	the number of common shares to be issued upon conversion of each Series C Preferred Share;

•	the number of Series C Preferred Shares to be converted; and

•	that distributions on the Series C Preferred Shares to be converted will cease to accrue on the Company Conversion Option Date.

Payment Upon Conversion

      Upon conversion (whether upon a Company Conversion Option or a voluntary conversion by a holder of Series C Preferred Shares), we will deliver, at our option, either (1) a number of common shares based upon the applicable Conversion Rate, or (2) an amount of cash and common shares as follows:

•	cash in an amount equal to the lesser of (a) the Conversion Value and (b) the $25.00 liquidation preference, and

•	if the Conversion Value is greater than the $25.00 liquidation preference, a number of common shares equal to the difference between the Conversion Value and the $25.00 liquidation preference, divided by the average of the Closing Sale Price of our common shares during the Cash Settlement Averaging Period.

      The Conversion Value for each Series C Preferred Share to be converted is an amount equal to the then applicable Conversion Rate multiplied by the average of the Closing Sale Price of our common shares during the Cash Settlement Averaging Period.

      The Cash Settlement Averaging Period for each Series C Preferred Share is the 20 consecutive Trading Days (including the last Trading Day of such period), starting on, and including the third Trading Day following the Company Conversion Date or the Conversion Date, as the case may be.

      At any time, we may irrevocably waive, in our sole discretion, by notice to the holders of the Series C Preferred Shares, our right to satisfy our conversion obligation solely in common shares pursuant to clause (1) above. We will not be permitted to elect the payment option in clause (1) above if we have made the election to waive our right to do so. If we decide in our sole discretion to irrevocably waive such right, then we will give notice of such waiver by mail or publication (with subsequent prompt notice by mail) to our holders of our Series C Preferred Shares, and such waiver shall be effective as of the date specified in such notice, or if no date is specified, then as of the date of such notice.

      If we exercise the Company Conversion Option, then the press release and notice of our exercise of the Company Conversion Option will state the method of payment we elect to deliver upon conversion (unless we have irrevocably elected to waive our right to satisfy our conversion obligation solely in our common shares), as described above under “Company Conversion Option,” and such payment election shall apply to all such Series C Preferred Shares to be converted pursuant to the such Company Conversion Option.

      If we receive proper notice of conversion by a holder in accordance with these conversion procedures described under “Conversion Procedures” below, then we will notify the relevant holders of Series C Preferred Stock within two scheduled Trading Days following the Conversion Date of the method of payment we elect to deliver upon conversion (unless we have irrevocably elected to waive our right to satisfy our conversion obligation solely in our common shares). We will treat all holders converting on the same Trading Day in the same manner. We will not, however, have any obligation to satisfy our conversion obligation arising on different Trading Days in the same manner. That is, we may elect to choose on one Trading day to settle our conversion obligation solely in common shares pursuant to clause (1) above, and choose on another Trading Day to settle in cash and/or common shares pursuant to clause (2) above.

      We will deliver the form of payment we elect to deliver upon settlement of our conversion obligation in accordance with the procedures described under “Conversion Procedures” below.

Conversion Procedures

      Holders of Series C Preferred Shares may convert some or all of their shares by surrendering to us at our principal office or at the office of our transfer agent, as may be designated by our board of trustees, the certificate or certificates for the Series C Preferred Shares to be converted accompanied by a written notice stating that the holder of Series C Preferred Shares elects to convert all or a specified whole number of those shares in accordance with the provisions described in this prospectus supplement and the articles supplementary for the Series C Preferred Shares and specifying the name or names in which the holder of the Series C Preferred Shares wishes the certificate or certificates for any common shares to be issued. This conversion will be deemed to have been made at the close of business on the date of giving the notice and of surrendering the certificate or certificates evidencing the shares of the Series C Preferred Shares to be converted, or the Conversion Date, so that the rights of a holder of Series C Preferred Shares as to the shares being converted will cease except for the right to receive the conversion payment as described under “Payment Upon Conversion” above, and, if applicable, the person entitled to receive common shares will be treated for all purposes as having become the record holder of those common shares at that time. In case the notice specifies a name or names other than the name of a holder of Series C Preferred Shares, the notice must be accompanied by payment of all transfer taxes payable upon the issuance of any common shares in that name or names. Other than those taxes, we will pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of common shares upon conversion of the Series C Preferred Shares. On settlement of our conversion obligation, we will deliver or cause to be delivered, depending upon the form of payment we elect to deliver upon settlement of our conversion obligation (a) certificates evidencing the number of validly issued, fully paid and non-assessable common shares, if any, and/or (b) cash, if any, in each case to which the holder of Series C Preferred Shares, or the transferee of a holder of Series C Preferred Shares, will be entitled as described under “Payment Upon Conversion” above. To the extent that we elect to settle our conversion obligation solely in common shares, we will deliver payment as promptly as practicable after the Company Conversion Option Date or the Conversion Date as the case may be (after giving of any requisite notice and surrender of the certificate or certificates evidencing the shares of the Series C Preferred Shares to be converted). To the extent that we elect to settle our conversion obligation in cash and/or common shares, we will deliver payment as promptly as practicable following the third Trading Day after the Cash Settlement Averaging Period (after giving of any requisite notice and surrender of the certificate or certificates evidencing the shares of the Series C Preferred Shares to be converted). If less than the full number of Series C Preferred Shares evidenced by the surrendered certificate or certificates being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by the surrendered certificate or certificates, less the number of shares being converted.

      In lieu of the foregoing procedures, if the Series C Preferred Shares are held in global form, the holder of Series C Preferred Shares must comply with applicable procedures of The Depository Trust Company, or DTC, to convert such holder’s Series C Preferred Shares.

      Holders of Series C Preferred Shares are not eligible to exercise any rights of a common shareholder until they have converted their Series C Preferred Shares into common shares.

      In case any Series C Preferred Shares are to be converted pursuant to the Company Conversion Option, the right of a holder of Series C Preferred Shares to voluntarily convert those shares of Series C Preferred Shares will terminate if we have not received from such holder of Series C Preferred Shares its conversion notice by 5:00 p.m., New York City time, on the business day immediately preceding the Company Conversion Option Date.

      If more than one share of our Series C Preferred Shares is surrendered for conversion by the same shareholder at the same time, the number of full common shares issuable on conversion of those Series C Preferred Shares will be computed on the basis of the total number of Series C Preferred Shares so surrendered.

      We will at all times reserve and keep available, free from preemptive rights, out of our authorized but unissued shares of beneficial interest, for issuance upon the conversion of Series C Preferred Shares, a number of our authorized but unissued common shares that will from time to time be sufficient to permit the conversion of all outstanding Series C Preferred Shares as described above.

      Before the delivery of any common shares upon conversion of the Series C Preferred Shares, we will comply with all applicable federal and state laws and regulations. All common shares delivered upon conversion of the Series C Preferred Shares will upon delivery be duly and validly issued, fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights.

      If we have elected to repurchase your Series C Preferred Shares as described under “Description of the Series C Preferred Shares — Special Conversion Right of Series C Preferred Shares upon a Fundamental Change; Company Repurchase Right”, your conversion rights (other than the Fundamental Change Conversion Right) as a holder of Series C Preferred Shares with respect to the Series C Preferred Shares so subject to repurchase will expire if we have not received your conversion notice by 5:00 p.m., New York City time, on the business day immediately preceding the repurchase date, unless we default on the payment of the Fundamental Change Repurchase Price (as defined below), and your Fundamental Change Conversion Right will automatically not be exercisable but instead you will be entitled to receive the Fundamental Change Repurchase Price from us unless you have converted your Series C Preferred Shares other than by exercise of the Fundamental Change Conversion Right.

Payment of Distributions Upon Conversion

Optional Conversion

      General. If a holder of Series C Preferred Shares exercises its conversion rights, upon delivery of the Series C Preferred Shares for conversion, those Series C Preferred Shares will cease to cumulate distributions as of the end of the Conversion Date and the holder of those Series C Preferred Shares will not receive any cash payment representing accrued and unpaid distributions on the Series C Preferred Shares, except in those limited circumstances discussed below. Except as provided below, we will make no payment for accrued and unpaid distributions, whether or not in arrears, on Series C Preferred Shares converted at the election of the holder of Series C Preferred Shares, or for distributions on the common shares issued upon such conversion.

      Conversion On or Before Record Date. If we receive a conversion notice before the close of business on a Distribution Record Date, the holder of Series C Preferred Shares will not be entitled to receive any portion of the distribution payable on such converted shares on the corresponding Distribution Payment Date.

      Conversion After Record Date and Prior to Payment Date. If we receive a conversion notice after the Distribution Record Date but prior to the corresponding Distribution Payment Date, the holder of Series C Preferred Shares on the record date will receive on that Distribution Payment Date accrued distributions on those Series C Preferred Shares, notwithstanding the conversion of those Series C Preferred Shares prior to that Distribution Payment Date, because that holder of Series C Preferred Shares will have been the holder of record of the Series C Preferred Shares on the corresponding record date. At the time that such holder of the Series C Preferred Shares surrenders Series C Preferred Shares for conversion, however, it must pay to us an amount equal to the distribution that has accrued and that will be paid on the related Distribution Payment Date.

      Conversion On or After Distribution Payment Date and On or Prior to the Immediately Succeeding Record Date. If the holder of Series C Preferred Shares is a holder of Series C Preferred Shares on a Distribution Record Date and converts such shares of Series C Preferred Shares into common shares on or after the corresponding Distribution Payment Date, such holder of Series C Preferred Shares will be entitled to receive the distribution payable on such shares of Series C Preferred Shares on such Distribution Payment Date, and the holder of Series C Preferred Shares will not need to include payment of the amount of such distribution upon surrender for conversion of shares of the Series C Preferred Shares.

      Fundamental Change Conversion Right. The provisions described in the three preceding paragraphs do not apply to Series C Preferred Shares which are converted into common shares pursuant to the Fundamental Change Conversion Right or which are repurchased by us in lieu of such conversion. The rights of the holders of such Series C Preferred Shares to receive accrued and unpaid distributions are described below under “— Special Conversion Right of Series C Preferred Shares upon a Fundamental Change; Company Repurchase Right”.

Company Conversion Option

      General. If we convert Series C Preferred Shares pursuant to the Company Conversion Option, whether prior to, on, or after the Distribution Record Date for the current period, all unpaid distributions that are in arrears as of the Company Conversion Option Date will be payable to the holders of Series C Preferred Shares.

      Conversion After a Payment Date and Prior to the next Record Date. If we exercise the Company Conversion Option and the Company Conversion Option Date is a date that is after the close of business on a Distribution Payment Date and prior to the close of business on the next Distribution Record Date, the holder of Series C Preferred Shares will not be entitled to receive any portion of the distribution payable for such period on such converted shares on the corresponding Distribution Payment Date.

      Conversion On or After Record Date and Prior to Payment Date. If we exercise the Company Conversion Option and the Company Conversion Option Date is a date that is on or after the close of business on any Distribution Record Date and prior to the close of business on the corresponding Distribution Payment Date, all distributions, including accrued and unpaid distributions, whether or not in arrears, with respect to the Series C Preferred Shares called for a conversion on such date, will be payable on such Distribution Payment Date to the holder of Series C Preferred Shares if the holder of Series C Preferred Shares is the record holder of such shares on such record date.

Conversion Rate Adjustments

      Subject to and in accordance with the terms of the articles supplementary establishing the Series C Preferred Shares, we will adjust the Conversion Rate for:

1. distributions on our common shares payable in our common shares, based on the following formula:

CR1 = CRO × OS1/OSO

where,

CRO = the Conversion Rate in effect immediately prior to such event

CR1 = the Conversion Rate in effect immediately after such event

OSO = the number of our common shares outstanding immediately prior to such event

OS1 = the number of our common shares outstanding immediately after such event;

2. subdivisions, combinations or reclassifications of our common shares, based on the following formula:

CR1 = CRO × OS1/OSO

where,

CRO = the Conversion Rate in effect immediately prior to such event

CR1 = the Conversion Rate in effect immediately after such event

OSO = the number of our common shares outstanding immediately prior to such event

OS1 = the number of our common shares outstanding immediately after such event;

3. distributions to all or substantially all holders of our common shares of certain rights or warrants entitling them, for a period expiring not more than 60 days immediately following the record date for the distribution, to purchase or subscribe for our common shares, or securities convertible into or exchangeable or exercisable for common shares, at a price per share that is less than the Closing Sale Price per share of our common shares on the record date for the distribution, based on the following formula:

CR1 = CRO × (OSO+X)/(OSO+Y)

where,

CRO = the Conversion Rate in effect immediately prior to such event

CR1 = the Conversion Rate in effect immediately after such event

OSO = the number of our common shares outstanding immediately prior to such event

X = the total number of our common shares issuable pursuant to such rights or warrants

Y = the number of our common shares equal to the quotient of (A) the aggregate price payable to exercise of such rights or warrants and (B) the average of the Closing Sale Prices of our common shares for the 10 consecutive Trading Days prior to the business day immediately preceding the date of announcement for the issuance of such rights, warrants, options, other securities or convertible securities;

If, however, the application of the foregoing formula would result in a decrease in the Conversion Rate, no adjustment to the Conversion Rate will be made.

4. distributions to all or substantially all holders of our common shares of shares of our or any of our existing or future subsidiaries’ shares of beneficial interest (other than our common shares), evidences of indebtedness or other assets (other than distributions covered by paragraphs 5 and 6 below) or the distribution to all or substantially all holders of our common shares of certain rights or warrants (other than those covered in paragraph 3, or as described below, certain rights or warrants distributed pursuant to a shareholder rights plan) to purchase or subscribe for our securities; however, we will not adjust the Conversion Rate pursuant to this provision for distributions of certain rights or warrants, if we make certain arrangements for holders of Series C Preferred Shares to receive those rights and warrants upon conversion of the Series C Preferred Shares, based on the following formula:

CR1 = CRO × SPO/(SPO – FMV)

where,

CRO = the Conversion Rate in effect immediately prior to such distribution

CR1 = the Conversion Rate in effect immediately after such distribution

SPO = the average of the Closing Sale Prices of our common shares for the 10 consecutive Trading Days prior to the business day immediately preceding the ex-dividend date for such distribution

FMV = the fair market value (as determined in good faith by our board of trustees) of such shares of beneficial interest, evidences of indebtedness or other assets distributed with respect to each of our outstanding common shares on the record date for such distribution

With respect to an adjustment pursuant to this paragraph 4 where there has been a payment or a distribution on our common shares or capital shares of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off”, the Conversion Rate in effect immediately before the close of business on the ex-dividend date will be increased, based on the following formula:

CR1 = CRO × (FMVO+MPO)/MPO

where,

CRO = the Conversion Rate in effect immediately prior to such distribution

CR1 = the Conversion Rate in effect immediately after such distribution

FMVO = the average of the Closing Sale Prices of the capital shares or similar equity interest distributed to holders of our common shares applicable to one share of our common shares over the first 10 Trading Days after the effective date of the spin-off

MPO = the average of the Closing Sale Prices of our common shares over the first 10 consecutive Trading Days after the effective date of the spin-off

The adjustment to the Conversion Rate under the preceding paragraph with respect to a spin-off will occur on the tenth Trading Day from, and including, the effective date of the spin-off;

5. cash distributions by us to all or substantially all holders of our common shares in excess of $0.6875, or the Initial Distribution Threshold, during any fiscal quarter other than distributions described in paragraph 6, based on the following formula:

CR1 = CRO × SPO/(SPO – C)

where,

CRO = the Conversion Rate in effect immediately prior to the record date for such distribution

CR1 = the Conversion Rate in effect immediately after the record date for such distribution

SPO = the average of the Closing Sale Prices of our common shares for the 10 consecutive Trading Days prior to the business day immediately preceding the record date of such distribution

C = the amount in cash per share we distribute to holders of our common shares that exceeds the Initial Distribution Threshold, in the case of a regular quarterly distribution, or in the case of another distribution the full amount of such distribution; and

The Initial Distribution Threshold will be adjusted in a manner inversely proportional to adjustments to the Conversion Rate; provided that no adjustments will be made to the Initial Distribution Threshold for any adjustments made to the Conversion Rate pursuant to this paragraph 5.

6. distributions of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common shares, where such cash and the value of any such other consideration per share of our common shares validly tendered or exchanged exceeds the Closing Sale Price per common share on the first trading day after expiration of the tender or exchange offer, based on the following formula:

CR1 = CRO × (AC + (SP1 × OS1))/(OSO × SP1)

where,

CRO = the Conversion Rate in effect on the date such tender or exchange offer expires

CR1 = the Conversion Rate in effect on the day next succeeding the date such tender or exchange offer expires

AC = the aggregate value of all cash and any other consideration (as determined by our board of trustees) paid or payable for shares purchased in such tender or exchange offer

OSO = the number of common shares outstanding immediately prior to the date such tender or exchange offer expires

OS1 = the number of common shares outstanding immediately after the date such tender or exchange offer expires

SP1 = the average of the Closing Sale Prices of our common shares for the 10 consecutive Trading Days commencing on the Trading Day next succeeding the date such tender or exchange offer expires

If, however, the application of the foregoing formula would result in a decrease in the Conversion Rate, no adjustment to the Conversion Rate will be made.

      If we issue rights, options or warrants that are only exercisable upon the occurrence of certain triggering events, then:

•	we will not adjust the Conversion Rate pursuant to the numbered paragraphs above until the earliest of these triggering events occurs; and

•	we will readjust the Conversion Rate to the extent any of these rights, options or warrants are not exercised before they expire.

      We will not adjust the Conversion Rate for any of the transactions described in the numbered paragraphs above if we make provision for each holder of the Series C Preferred Shares to participate in the transaction without conversion as if such holder held a number of shares equal to the Conversion Rate in effect on the “ex date” or effective date, as the case may be, for such transaction multiplied by the number of Series C Preferred Shares held by such holder.

      We will not adjust the Conversion Rate pursuant to the numbered paragraphs above unless the adjustment would result in a change of at least 1% in the then effective Conversion Rate. However, we will carry forward any adjustment that we would otherwise have to make and take that adjustment into account in any subsequent adjustment. In addition, at the end of each fiscal year, beginning with the fiscal year ending on December 31, 2007, we will give effect to any adjustments that we have otherwise deferred pursuant to this provision, and those adjustments, if any, will no longer be carried forward and taken into account in any subsequent adjustment. Furthermore, if a Fundamental Change occurs, then we will give effect to all adjustments that we have otherwise deferred pursuant to this provision.

      In no event will the conversion price be reduced below $0.01, subject to adjustment for share splits and combinations, reclassifications and similar events.

      In addition, the Conversion Rate will not be adjusted

•	upon the issuance of any common shares pursuant to any present or future plan providing for the reinvestment of distributions or interest payable on our securities and the investment of additional optional amounts in common shares under any plan;

•	upon the issuance of any common shares or options or rights to purchase common shares pursuant to, or the repurchase by us of common shares pursuant to, any present or future employee, trustee, manager or consultant incentive or benefit plan or program of or assumed by us or any of our subsidiaries;

•	for a change in the par value of the common shares; or

•	for accumulated and unpaid distributions.

      In the case of the following events, each a Business Combination:

•	any recapitalization, reclassification or change of our common shares (other than changes resulting from a subdivision or combination);

•	a consolidation, merger or combination involving us;

•	a sale, conveyance or lease to another entity of all or substantially all of our property and assets (other than to one or more of our subsidiaries); or

•	a statutory share exchange;

in each case, as a result of which our common shareholders are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common shares, a holder of Series C Preferred Shares will be entitled thereafter to convert such Series C Preferred Shares into the kind and amount of stock, other securities or other property or assets (including cash or any combination thereof) which a holder of Series C Preferred Shares would have owned or been entitled to receive upon such Business Combination, except that a holder of Series C Preferred Shares will not receive the Make-Whole Premium (as defined below) if a holder of Series C Preferred Shares does not convert its Series C Preferred Shares in connection with such Fundamental Change. See “— Adjustment to the Conversion Rate upon the Occurrence of a Fundamental Change”. In the event that our common shareholders have the opportunity to elect the form of consideration to be received in such Business Combination, we will make adequate provision whereby the holders of Series C Preferred Shares shall have a reasonable opportunity to determine the form of consideration into which all of the Series C Preferred Shares, treated as a single class, shall be convertible from and after the effective date of such Business Combination. Such determination shall be based on the weighted average of elections made by the holders of Series C Preferred Shares who participate in such determination, shall be subject to any limitations to which all of our common shareholders are subject, such as pro rata reductions applicable to any portion of the consideration payable in such Business Combination, and shall be conducted in such a manner as to be completed by the date which is the earliest of (1) the deadline for elections to be made by our common shareholders, and (2) two Trading Days prior to the anticipated effective date of the Business Combination.

      We will provide notice of the opportunity to determine the form of such consideration, as well as notice of the determination made by the holders of our Series C Preferred Shares (and the weighted average of elections), by posting such notice with DTC and providing a copy of such notice to the transfer agent. If the effective date of a Business Combination is delayed beyond the initially anticipated effective date, holders of Series C Preferred Shares will be given the opportunity to make subsequent similar determinations in regard to such delayed effective date. We may not become a party to any such transaction unless its terms are consistent with the preceding sentence. None of the foregoing provisions shall affect the rights of the holders of Series C Preferred Shares to convert Series C Preferred Shares into our common shares prior to the effective date.

      To the extent permitted by law and the continued listing requirements of the NYSE or any other securities exchange on which our common shares may then be listed, we may, from time to time, increase the Conversion Rate by any amount for a period of at least 20 days or any longer period required by law, so long as the increase is irrevocable during that period and our board of trustees determines that the increase is in our best interests. Such a determination by our board of trustees shall be conclusive. We will mail a notice of the increase to holders at least 15 days before the day the increase commences. In addition, we may also increase the Conversion Rate as we determine to be advisable in order to avoid taxes to recipients of certain distributions. However, we may not decrease the conversion price below $0.01, subject to adjustment for share splits and combinations, reclassifications and similar events.

      In the event of:

•	a taxable distribution to holders of common shares which results in an adjustment to the Conversion Rate; or

•	an increase in the Conversion Rate at our discretion,

the holders of the Series C Preferred Shares may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a distribution. This generally would occur, for example, if we adjust the Conversion Rate to compensate holders for cash distributions on our common shares and could also occur if we make other distributions of cash or property to our shareholders. See “Additional Federal Income Tax Considerations.”

Adjustment to the Conversion Rate upon the Occurrence of a Fundamental Change

      If, on or prior to January 15, 2017, a Fundamental Change takes place (See “— Special Conversion Right of Series C Preferred Shares upon a Fundamental Change; Company Repurchase Right”), and a holder converts the

Series C Preferred Shares in connection with such Fundamental Change, we will increase, as described below under “— The Increase in the Conversion Rate”, the Conversion Rate applicable to shares that are surrendered for conversion. A conversion of the Series C Preferred Shares will be deemed for these purposes to be “in connection with” a Fundamental Change if the notice of conversion of the Series C Preferred Shares is received by the conversion agent from and including the effective date of such Fundamental Change to, and including, the Fundamental Change Conversion Date (as defined below under “— Special Conversion Right of Series C Preferred Shares upon a Fundamental Change; Company Repurchase Right) for that Fundamental Change.

      We will also give notice by mail or by publication (with subsequent prompt notice by mail) to holders of our Series C Preferred Shares of the anticipated effective date of any proposed Fundamental Change which will occur on or prior to January 15, 2017. We must make this mailing or publication at least 15 days before the anticipated effective date of the Fundamental Change. In addition, no later than the third business day after the completion of such Fundamental Change, we must make an additional notice announcing such completion.

      If a holder surrenders Series C Preferred Shares for conversion in connection with such Fundamental Change we have announced, but such Fundamental Change is not consummated, then the holder will not be entitled to the increased Conversion Rate referred to above in connection with the conversion.

The Increase in the Conversion Rate

      If a holder elects to convert in connection with a Fundamental Change on or prior to January 15, 2017, we will increase the Conversion Rate by reference to the table below, based on the date when the Fundamental Change becomes effective, which we refer to as the effective date, and the applicable price. If the Fundamental Change is a transaction or series of related transactions and the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for our common shares in the Fundamental Change consists solely of cash, then the applicable price will be the cash amount paid per share of our common shares in the transaction. If the transaction is an asset sale and the consideration paid for our property and assets (or for the property and assets of us and our subsidiaries on a consolidated basis) consists solely of cash, then the applicable price will be the cash amount paid for our property and assets, expressed as an amount per share of our common shares outstanding on the effective date of the asset sale. In all other cases, the applicable price will be the average of the Closing Sale Price per share of our common shares for the five consecutive Trading Days immediately preceding the effective date. Our board of trustees will make appropriate adjustments, in its good faith determination, to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the ex date of the event occurs, at any time during those five consecutive Trading Days.

      The following table sets forth the number of additional common shares per $25.00 liquidation preference per Series C Preferred Share that will be added to the Conversion Rate applicable to Series C Preferred Shares that are converted in connection with a Fundamental Change, which we refer to as the Make-Whole Premium. If an event occurs that requires an adjustment to the Conversion Rate, we will, on the date we must adjust the Conversion Rate, adjust each applicable price set forth in the first column of the table below by multiplying the applicable price in effect immediately before the adjustment by a fraction:

•	whose numerator is the Conversion Rate in effect immediately before the adjustment; and

•	whose denominator is the adjusted Conversion Rate.

      In addition, we will adjust the number of additional shares in the table below in the same manner in which, and for the same events for which, we must adjust the Conversion Rate as described under “— Conversion Rate Adjustments.”

Number of Additional Common Shares Issuable

per $25.00 Liquidation Preference

	Share Price

Effective Date	$59.45	$65.00	$70.00	$75.00	$80.00	$85.00	$90.00	$95.00	$100.00	$110.00	$120.00	$130.00

December 22, 2006	0.0701	0.0562	0.0461	0.0379	0.0313	0.0262	0.0221	0.0190	0.0165	0.0130	0.0106	0.0091
January 15, 2008	0.0701	0.0582	0.0475	0.0388	0.0318	0.0263	0.0220	0.0187	0.0161	0.0125	0.0102	0.0088
January 15, 2009	0.0701	0.0571	0.0460	0.0369	0.0296	0.0238	0.0193	0.0159	0.0133	0.0100	0.0080	0.0068
January 15, 2010	0.0701	0.0561	0.0446	0.0351	0.0272	0.0210	0.0163	0.0127	0.0102	0.0071	0.0055	0.0046
January 15, 2011	0.0701	0.0554	0.0436	0.0335	0.0250	0.0180	0.0127	0.0088	0.0063	0.0037	0.0028	0.0024
January 15, 2012	0.0701	0.0550	0.0432	0.0329	0.0238	0.0157	0.0084	0.0022	0.0000	0.0000	0.0000	0.0000
January 15, 2013	0.0701	0.0547	0.0429	0.0327	0.0236	0.0156	0.0083	0.0022	0.0000	0.0000	0.0000	0.0000
January 15, 2014	0.0701	0.0544	0.0426	0.0324	0.0234	0.0154	0.0082	0.0022	0.0000	0.0000	0.0000	0.0000
January 15, 2015	0.0701	0.0541	0.0424	0.0322	0.0232	0.0153	0.0081	0.0021	0.0000	0.0000	0.0000	0.0000
January 15, 2016	0.0701	0.0540	0.0423	0.0321	0.0231	0.0152	0.0081	0.0021	0.0000	0.0000	0.0000	0.0000
January 15, 2017	0.0701	0.0342	0.0067	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

      The exact applicable share price and effective date may not be as set forth in the table above, in which case:

•	if the actual applicable share price is between two applicable prices listed in the table above, or the actual effective date is between two dates listed in the table above, we will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the two applicable prices, or for the two dates based on a 365-day year, as applicable;

•	if the actual applicable price is greater than $130.00 per share (subject to adjustment), we will not increase the Conversion Rate as described above; and

•	if the actual applicable price is less than $59.45 per share (subject to adjustment), we will not increase the Conversion Rate as described above.

      However, we will not increase the Conversion Rate as described above to the extent the increase will cause the Conversion Rate to exceed 0.4205. We will adjust this maximum Conversion Rate in the same manner in which, and for the same events for which, we must adjust the Conversion Rate as described under “— Conversion Rate Adjustments”.

      Our obligation to satisfy the additional share requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Special Conversion Right of Series C Preferred Shares upon a Fundamental Change; Company Repurchase Right

      In the event of a Fundamental Change described below, when the applicable price of our common shares described under “— The Increase in the Conversion Rate” is less than $59.45 per share, then each holder of Series C Preferred Shares will have the special right, or the Fundamental Change Conversion Right, in addition to any other applicable conversion right, to convert some or all of its Series C Preferred Shares on the relevant Fundamental Change Conversion Date into a number of our common shares per $25.00 liquidation preference equal to such liquidation preference plus accrued and unpaid distributions to, but not including, such Fundamental Change Conversion Date divided by 98% of the Market Price of our common shares, or the Fundamental Change Conversion Rate. The Market Price of our common shares will be determined prior to the applicable Fundamental Change Conversion Date. The determination of the Market Price is described below under “— Determination of Market Price”. A holder of Series C Preferred Shares which has elected to convert such shares otherwise than pursuant to the Fundamental Change Conversion Right will not be able to exercise the Fundamental Change Conversion Right.

      If a holder of Series C Preferred Shares elects to convert Series C Preferred Shares as described in the preceding paragraph, we may elect, in lieu of that conversion, to repurchase for cash some or all of such Series C Preferred Shares at a repurchase price equal to 100% of the liquidation preference of the Series C Preferred

Shares to be repurchased plus accrued and unpaid distributions to, but not including, such Fundamental Change Conversion Date, or the Fundamental Change Repurchase Price; provided that if the relevant Fundamental Change Conversion Date is on a date that is after a Distribution Record Date and on or prior to the corresponding Distribution Payment Date, we will pay such distributions to the holder of record on the corresponding Distribution Record Date, which may or may not be the same person to whom we will pay the Fundamental Change Repurchase Price, and the Fundamental Change Repurchase Price will be equal to 100% of the liquidation preference of the Series C Preferred Shares to be repurchased.

      In the event we elect to repurchase Series C Preferred Shares that would otherwise be converted into common shares on a Fundamental Change Conversion Date, such Series C Preferred Shares shall not be converted into common shares and the holder of such shares will be entitled to receive the Fundamental Change Repurchase Price in cash from us.

      Subject to the next sentence, the aggregate number of our common shares issuable in connection with the exercise of the Fundamental Change Conversion Right may not exceed 3,244,023 shares (or if the underwriters’ over-allotment option is exercised, 3,604,470 shares) or such other number of common shares as shall then be authorized and available for issuance. If the number of common shares issuable upon such conversion would exceed 3,244,023 shares (or if the underwriters’ over-allotment option is exercised, 3,604,470 shares) or such other number of common shares as shall then be authorized and available for issuance, we will have the option to satisfy the remainder of such conversion in common shares that are authorized for issuance in the future. We will use our best efforts to have any such additional number of common shares authorized for issuance within 180 days of the Fundamental Change Conversion Date.

      Within 15 days after the occurrence of a Fundamental Change, we will provide to the holder of Series C Preferred Shares and the transfer agent a notice of the occurrence of the Fundamental Change and of the resulting repurchase right. Such notice will state:

•	the events constituting the Fundamental Change;

•	the date of the Fundamental Change;

•	the last date on which the holder of Series C Preferred Shares may exercise the Fundamental Change Conversion Right;

•	to the extent applicable, the Fundamental Change Conversion Rate and the Fundamental Change Repurchase Price;

•	whether we will elect to repurchase some or all of the Series C Preferred Shares as to which the Fundamental Change Conversion Right may be exercised and, if we will not purchase all such Series C Preferred Shares, indicating the percentage which we may elect to repurchase;

•	unless we have elected to repurchase all Series C Preferred Shares as to which the Fundamental Change Conversion Right has been exercised, the method of calculating the Market Price of our common shares;

•	the Fundamental Change Conversion Date;

•	the name and address of the paying agent and the conversion agent;

•	the Conversion Rate and any adjustment to the Conversion Rate that will result from the Fundamental Change;

•	that Series C Preferred Shares as to which the Fundamental Change Conversion Right has been exercised may be converted at the applicable Conversion Rate, if otherwise convertible, only if the notice of exercise of the Fundamental Change Conversion Right has been properly withdrawn; and

•	the procedures that the holder of Series C Preferred Shares must follow to exercise the Fundamental Change Conversion Right.

      We will also issue a press release for publication on the Dow Jones & Company, Inc., Business Wire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public) prior to the opening of business on the first Trading Day following any date on which we provide such notice to the holders of Series C Preferred Shares.

      The Fundamental Change Conversion Date will be a date no less than 20 days nor more than 35 days after the date on which we give the above notice. To exercise the Fundamental Change Conversion Right, the holder of Series C Preferred Shares must deliver, on or before the close of business on the Fundamental Change Conversion Date, the Series C Preferred Shares to be converted, duly endorsed for transfer, together with a written conversion notice completed, to our transfer agent. The conversion notice will state:

•	the relevant Fundamental Change Conversion Date;

•	the number of Series C Preferred Shares to be converted; and

•	that the Series C Preferred Shares are to be converted pursuant to the applicable provisions of the Series C Preferred Shares.

      If the Series C Preferred Shares are held in global form, the conversion notice must comply with applicable DTC procedures.

      Holders of Series C Preferred Shares may withdraw any notice of exercise of its Fundamental Change Conversion Right (in whole or in part) by a written notice of withdrawal delivered to our transfer agent prior to the close of business on the business day prior to the Fundamental Change Conversion Date. The notice of withdrawal shall state:

•	the number of withdrawn Series C Preferred Shares;

•	if certificated Series C Preferred Shares have been issued, the certificate numbers of the withdrawn Series C Preferred Shares; and

•	the number of shares, if any, which remains subject to the conversion notice.

      If the Series C Preferred Shares are held in global form, the holder of Series C Preferred Shares notice of withdrawal of the holder of Series C Preferred Shares must comply with applicable DTC procedures.

      Series C Preferred Shares as to which the Fundamental Change Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into common shares in accordance with the Fundamental Change Conversion Right on the Fundamental Change Conversion Date, unless we have elected to repurchase such Series C Preferred Shares.

      The holder of any Series C Preferred Share which we have elected to repurchase and as to which the conversion election has not been properly withdrawn will receive payment of the Fundamental Change Repurchase Price promptly following the later of the Fundamental Change Conversion Date or the time of book-entry transfer or delivery of the Series C Preferred Shares. If the paying agent holds cash sufficient to pay the Fundamental Change Repurchase Price of the Series C Preferred Shares on the business day following the Fundamental Change Conversion Date, then:

•	the Series C Preferred Shares will cease to be outstanding and distributions will cease to accrue (whether or not book-entry transfer of the Series C Preferred Shares is made or whether or not the Series C Preferred Shares Certificate is delivered to the transfer agent); and

•	all of the other rights of the holders of Series C Preferred Shares will terminate (other than the right to receive the Fundamental Change Repurchase Price upon delivery or transfer of the Series C Preferred Shares).

      A Fundamental Change generally will be deemed to occur upon the occurrence of a “change in control” or a “termination of trading”.

      A “change in control” generally will be deemed to occur at such time as:

•	any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 as amended, or the Exchange Act) is or becomes the “beneficial owner” (as that term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the total outstanding voting power of all classes of our shares of beneficial interest entitled to vote generally in the election of trustees, or the “voting share”;

•	there occurs a sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets, or of all or substantially all of the property or assets of us and our subsidiaries on a consolidated basis, to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act;

•	we consolidate with, or merge with or into, another person or any person consolidates with, or merges with or into, us, unless the persons that “beneficially owned,” directly or indirectly, our voting share(s) immediately prior to such consolidation or merger “beneficially owned”, directly or indirectly, immediately after such consolidation or merger, shares of the surviving or continuing corporation’s voting share representing at least a majority of the total outstanding voting power of all outstanding classes of voting share of the surviving or continuing corporation;

•	the following persons cease for any reason to constitute a majority of our board of trustees:

individuals who on the first issue date of the Series C Preferred Shares constituted our board of trustees; and

any new trustees whose election to our board of trustees or whose nomination for election by our shareholders was approved by at least a majority of our trustees then still in office either who were trustees on such first issue date of the Series C Preferred Shares or whose election or nomination for election was previously so approved; or

•	we are liquidated or dissolved or holders of our shares of beneficial interest approve any plan or proposal for our liquidation or dissolution.

      Notwithstanding the foregoing, a transaction described in the second and third bullet points above will not constitute a change in control if at least 90% of the consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in such transaction consists of common shares and any associated rights traded on a U.S. national securities exchange (or which will be so traded when issued or exchanged in connection with such transaction).

      A “termination of trading” is deemed to occur if our common shares (or other common shares into which the Series C Preferred Shares are then convertible) are neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

      There is no precise, established definition of the phrase “all or substantially all” under applicable law. Accordingly, there may be uncertainty as to whether a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets, or of less than all of the property or assets of us and our subsidiaries on a consolidated basis, would permit a holder to exercise the Fundamental Change Conversion Right above.

      In connection with a Fundamental Change repurchase, we will comply with all U.S. federal and state securities laws in connection with any offer by us to repurchase the Series C Preferred Shares upon a Fundamental Change.

      This Fundamental Change conversion and repurchase feature may make more difficult or discourage a party from taking over our company and removing incumbent management. We are not aware, however, of any specific effort to accumulate our shares of beneficial interest with the intent to obtain control of our company by means of a merger, tender offer, solicitation or otherwise. In addition, the Fundamental Change repurchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Fundamental Change conversion and repurchase feature is a result of negotiations between us and the underwriters.

      We could, in the future, enter into certain transactions, including recapitalizations that would not constitute a Fundamental Change but would increase the amount of debt outstanding or otherwise adversely affect the holders of Series C Preferred Shares. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, and to permit us to elect to repurchase the Series C Preferred Shares upon a Fundamental Change.

      If a Fundamental Change were to occur, we may not have enough funds to pay the Fundamental Change Repurchase Price. In addition, we may in the future incur indebtedness with similar change in control provisions permitting the holders thereof to accelerate or to require us to purchase such indebtedness upon the occurrence of similar events or on some specific dates. Our option to make a repurchase upon a Fundamental Change may be exercised by a third party that effects the payment of the Fundamental Change Repurchase Price in the manner, at the times and otherwise in compliance in all material respects with the requirements hereof and purchases all Series C Preferred Shares as to which the Fundamental Change Conversion Right was properly exercised and not withdrawn and which we elected to repurchase and otherwise complies with the obligations in connection therewith.

Determination of Market Price

      Market Price means, with respect to any Fundamental Change Conversion Date, the average of the Closing Sale Prices of our common shares for the five consecutive Trading Days ending on the third Trading Day prior to the Fundamental Change Conversion Date, appropriately adjusted to take into account the occurrence, during the period commencing on the first Trading Day of such five Trading Day period and ending on the Fundamental Change Conversion Date of any event requiring an adjustment of the Conversion Rate as described under “— Conversion Rate Adjustments”; provided that in no event shall the Market Price be less than $0.01, subject to adjustment for share splits and combinations, reclassifications and similar events.

      Because the Market Price of our common shares is determined prior to the Fundamental Change Conversion Date, you will bear the market risk with respect to the value of our common shares, if any, to be received from the date as of which the Market Price is determined to the date on which you receive such shares. In addition, the Market Price of our common shares is an average price rather than the price as of a single date.

No Maturity; Redemption

      The Series C Preferred Shares have no maturity date. We are not required to redeem or repurchase the Series C Preferred Shares, and, except in certain circumstances described above under “— Special Conversion Right of Series C Preferred Shares upon a Fundamental Change; Company Repurchase Right” or to the extent necessary to preserve the company’s qualification as a real estate investment trust, we may not repurchase or redeem the Series C Preferred Shares. Accordingly, the Series C Preferred Shares will remain outstanding indefinitely unless Series C Preferred Shareholders or we decide to convert them. See “— Conversion Rights”, “— Company Conversion Option” and “— Special Conversion Right of Series C Preferred Shares upon a Fundamental Change; Company Repurchase Right”.

      The Series C Preferred Shares will not be subject to any sinking fund or mandatory redemption provisions.

      Subject to applicable law, we may purchase Series C Preferred Shares in the open market, by tender or by private agreement. Any Series C Preferred Shares that we reacquire will be returned to the status of authorized but unissued Series C Preferred Shares, unless determined otherwise by our board of trustees.

Restrictions on Ownership and Transfer

      Our Declaration of Trust restricts the number of shares which may be owned by shareholders. Generally, for us to qualify as a REIT under the Code, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities and constructive ownership among specified family members) at any time during the last half of a taxable year. The shares must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year. In order to maintain our qualification as a REIT, our Declaration of Trust contains restrictions on the acquisition of shares intended to ensure compliance with these requirements.

      Our Declaration of Trust generally provides that any person (not just individuals) holding more than 9.8% in number of shares or value, of the outstanding shares of any class or series of our common stock or preferred stock (the “Ownership Limit”) may be subject to forfeiture of the shares (including common shares and preferred shares) owned in excess of the Ownership Limit (“Excess Shares”). The Excess Shares may be transferred to a trust for the benefit of one or more charitable beneficiaries. The trustee of that trust would have the right to vote the voting Excess Shares, and dividends on the Excess Shares would be payable to the trustee for the benefit of the charitable beneficiaries. Holders of Excess Shares would be entitled to compensation for their Excess Shares, but that compensation may be less than the price they paid for the Excess Shares. Persons who hold Excess Shares or who intend to acquire Excess Shares must provide written notice to us.

      Our Ownership Limit may also act to deter an unfriendly takeover of the Company.

      The Series C Preferred Shares will be subject to provisions of the Articles Supplementary for the Series C Preferred Shares and our Declaration of Trust, under which any Series C Preferred Shares owned by a shareholder in excess of the Ownership Limit, will automatically be designated Excess Shares and transferred to a trust for the exclusive benefit of a charitable beneficiary which we will designate. Owners of Excess Shares are entitled to compensation for their Excess Shares in accordance with the terms of our Declaration of Trust, but such compensation may be less than the amount they paid for those Excess Shares.

      The Articles Supplementary for the Series C Preferred Shares and the Declaration of Trust contain provisions the allow our board of trustees to waive this ownership limit, subject to certain conditions.

Book-Entry System

      The Series C Preferred Shares will only be issued in the form of global securities held in book-entry form. DTC or its nominee will be the sole registered holder of the Series C Preferred Shares. Owners of beneficial interests in the Series C Preferred Shares represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of other interests, including any right to convert or require repurchase of their interests in the Series C Preferred Shares, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of the Series C Preferred Shares under the global securities or the articles supplementary. Our company and any of our agents may treat DTC as the sole holder and registered owner of the global securities.

      DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniformed Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions amongst participants through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including the underwriter, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Exchange of Global Securities

      The Series C Preferred Shares, represented by one or more global securities, will be exchangeable for certificated securities with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary not appointed by us within ninety (90) days; or

•	we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary.)

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

      Please read the prospectus under the heading “U.S. FEDERAL INCOME TAX CONSEQUENCES” for additional United States federal income tax considerations that apply to this offering.

      The following summary of certain material United States federal income tax considerations relating to the acquisition, ownership and disposition of the Series C Preferred Shares supplements and updates the more detailed description of these matters in the accompanying prospectus. Stinson Morrison Hecker LLP has rendered a legal opinion that the discussions in this section and in the section of the accompanying prospectus “Federal Income Tax Consequences” are accurate in all material respects and, taken together, fairly summarize the federal income tax consequences discussed in those sections, and Stinson Morrison Hecker LLP is of the opinion that those sections are accurate in all material respects. Specifically, subject to qualifications and assumptions contained in its opinion, Stinson Morrison Hecker LLP has given opinions to the effect that we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, for our 1997 through 2006 taxable years, and that our current and proposed plan of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service or any court.

      In providing its opinion, Stinson Morrison Hecker LLP is relying, without independent investigation, as to certain factual matters upon the statements and representations contained in an officer’s certificate provided by the Company.

      This summary is based on current law and does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, financial institutions and broker-dealers) subject to special treatment under U.S. federal income tax laws.

      You should consult your own tax advisor regarding the specific tax consequences of the purchase, ownership and sale or conversion of the Series C Preferred Shares.

Taxation of the Company

      As a REIT, the Company generally will not have to pay Federal corporate income taxes on its net income that it currently distributes to shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that generally results from investment in a regular corporation, subject to general exceptions that result in corporate level tax. See “U.S. Federal Income Tax Consequences — Taxation of the Company — General” in the prospectus. In order to maintain its status as a REIT, the Company must meet certain asset and income tests. See “U.S. Federal Income Tax Consequences — Taxation of the Company — Requirements for Qualification” in the prospectus.

Asset Tests

      For purposes of compliance with the asset test, certain obligations, including loans to an individual or estate, certain loans to governments, tenant obligations to pay rent and certain contingent payment obligations, may now be disregarded if requirements are met. After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If we fail the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally within six months after the last day of the quarter in which our identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, we are permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred) and paying a tax equal to the greater of $50,000 or the highest corporate income tax rate (currently 35%) of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset test.

Gross Income Tests

      We intend to monitor our sources of income, including any non-qualifying income received by us, so as to ensure our compliance with the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if the failure of our company to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we set forth a description of each item of our gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with regulations prescribed by the Treasury. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. Even where these relief provisions apply; a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test.

Qualified REIT Subsidiaries

      The Company owns a number of wholly-owned subsidiaries, Code Section 856(i) provides that unless a REIT makes an election to treat the corporation as a taxable REIT subsidiary, a corporation which is a “qualified REIT subsidiary”, as defined in the Code, will not be treated as a separate corporation, and all assets liabilities and items of income, deduction and credit of a qualified REIT subsidiary will be treated as assets, liabilities and items of these kinds of the REIT. Thus, in applying the requirements described in this section, the Company qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction and credit of these subsidiaries will be treated as assets, liabilities and items of these kinds of the Company.

Taxable REIT Subsidiaries

      A taxable REIT subsidiary is any corporation in which a REIT directly or indirectly owns stock, provided that the REIT and that corporation make a joint election to treat that corporation as a taxable REIT subsidiary. The election can be revoked at any time as long as the REIT and the taxable REIT subsidiary revoke such election jointly. In addition, if a taxable REIT subsidiary holds, directly or indirectly, more than 35% of the securities of any other corporation other than a REIT (by vote or by value), then that other corporation is also treated as a taxable REIT subsidiary. A corporation can be a taxable REIT subsidiary with respect to more than one REIT. The Company currently has only one taxable REIT subsidiary with ongoing operations.

      A taxable REIT subsidiary is subject to Federal income tax at regular corporate rates (currently a maximum rate of 35%), and may also be subject to state and local taxation. Any dividends paid or deemed paid by any one of the Company’s taxable REIT subsidiaries will also be taxable to the Company’s stockholders to the extent the dividends received from the taxable REIT subsidiary are paid to the Company’s stockholders. The Company may hold more than 10% of the stock of a taxable REIT subsidiary without jeopardizing its qualification as a REIT. However, as noted below, in order for the Company to qualify as a REIT, the securities of all of the taxable REIT subsidiaries in which it has invested either directly or indirectly may not represent more than 20% of the total value of its assets. The Company expects that the aggregate value of all of its interests in taxable REIT subsidiaries will represent less than 20% of the total value or its assets; however, the Company cannot assure that this will always be true.

Taxation of Shareholders

Taxation of Taxable Domestic Shareholders

      As used herein, the term “U.S. Shareholder” means a holder of Series C Preferred Shares who (for U.S. federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof

(except, in the case of a partnership, the Treasury provides otherwise by regulations), (iii) is an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) is a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

      As a REIT, we generally will not be subject to federal income tax on our net income distributed to our shareholders. As long as EPR qualifies as a REIT, distributions made out of our current or accumulated earnings and profits (and not designated as capital gain distributions) will generally constitute dividends taxable to our taxable corporate U.S. Shareholders as ordinary income taxed at a maximum rate of 35% and such U.S. Shareholders will not be eligible for the dividends received deduction otherwise available with respect to distributions received by corporate U.S. Shareholders. Because we are a REIT for federal income tax purposes, ordinary dividend income paid to individual U.S. Shareholders generally will not constitute “qualified dividend income” eligible for the current reduced tax rate of 15%. Distributions received from a REIT generally are treated as “qualified dividend income” eligible for the reduced tax rate to the extent that the REIT has received “qualified dividend income” from other non-REIT corporations, such as taxable REIT subsidiaries. In addition, if a REIT pays U.S. federal income tax on its undistributed net taxable income or on certain gains from the disposition of assets acquired from C corporations, the excess of the income subject to tax over the taxes paid will be treated as “qualified dividend income” in the subsequent taxable year.

      Distributions made by us that are properly designated as capital gain dividends will be taxable to U.S. Shareholders as gains (to the extent they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset. Depending on the period of time we held the assets which produced the gains, and on certain designations, if any, which may be made by us, such gains may be taxable to noncorporate U.S. Shareholders at a 15% or 25% rate, without regard to the period for which the U.S. Shareholder has held the Series C Preferred Shares. U.S. Shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent we make distributions (not designated as capital gain dividends) in excess of our current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Shareholder, reducing the adjusted basis which such U.S. Shareholder has in his Series C Preferred Shares for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a U.S. Shareholder’s adjusted basis in his shares taxable as capital gain (provided that the shares have been held as a capital asset) and will be taxable as long-term capital gain if the Series C Preferred Shares have been held for more than one year. Dividends declared by us in October, November or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by us and received by the shareholder on December 31st of that year; provided the dividend is actually paid by us on or before January 31st of the following calendar year. Shareholders may not include in their own income tax returns any net operating losses or capital losses of EPR.

      Distributions made by us and gain arising from the sale or exchange by a U.S. Shareholder of shares will not be treated as passive activity income, and, as a result, U.S. Shareholders generally will not be able to apply any “passive losses” against such income or gain. Distributions made by us (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of Series C Preferred Shares and certain qualifying distributions (or distributions treated as such), will not be treated as investment income under certain circumstances.

Redemption of Series C Preferred Shares

      Redemption of Series C Preferred Shares will be treated under Section 302 of the Code as a dividend taxable as a distribution (to the extent of our current and accumulated earnings and profits) unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemable shares The redemption will be treated as a sale or exchange if it (i) is “substantially disproportionate” with respect to you, (ii) results in a “complete termination” of your share interest in EPR, or (iii) is “not essentially equivalent to a dividend” with respect to you, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, common shares considered to be owned by you by reason of certain constructive ownership rules set forth in the Code, as well as common shares actually owned by you, must generally be taken into account. If you do not own (actually or constructively) any common shares of EPR, or an insubstantial percentage of our outstanding common shares, a redemption of your Series C Preferred Shares is likely to qualify for sale or exchange treatment because the redemption would not be “essentially equivalent to a dividend.” However, because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to your Series C Preferred Shares depends upon the facts and circumstances at the time the determination must be made, you are advised to consult your own tax advisor to determine such tax treatment.

      If a redemption of Series C Preferred Shares is treated as a sale or exchange to you, it will be treated as a taxable sale or exchange of the shares. As a result, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits), and (ii) your adjusted basis in the Series C Preferred Shares for tax purposes. Such gain or loss will be capital gain or loss if the Series C Preferred Shares have been held as a capital asset, and will be long-term gain or loss if the Series C Preferred Shares have been held for more than one year. The deductibility of capital losses are subject to limitations. If a redemption of Series C Preferred Shares is treated as a distribution taxable as a dividend, the amount of the dividend will be measured by the amount of cash and the fair market value of any property received by you and your adjusted basis in the redeemable Series C Preferred Shares for will be transferred to your remaining shares in EPR. If you do not own any of our other shares, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

Disposition of Series C Preferred Shares

      If you are a U.S. Shareholder (as defined below) and you sell or dispose of your Series C Preferred Shares, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the Series C Preferred Shares for tax purposes. This gain or loss will be capital gain or loss if you have held the Series C Preferred Shares as a capital asset and, if you are a U.S. Shareholder, will be long-term capital gain or loss if you have held the Series C Preferred Shares for more than one year at the time of disposition. Long term capital gains of an individual U.S. Shareholder is generally taxed at preferential rates.

      In general, if you are a U.S. Shareholder and you recognize loss upon the sale or other disposition of Series C Preferred Shares that you have held for six months or less, after applying the holding period rules set forth in the Code, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

Conversion of Series C Preferred Shares

      If you receive a number of our common shares as a result of a conversion or repurchase of our Series C Preferred Shares, then the transaction will be treated as a recapitalization. As such, you would recognize income or gain only to the extent of the lesser of (1) the excess, if any, of the value of the cash and common shares you receive over your adjusted tax basis in your Series C Preferred Shares surrendered or (2) the cash you receive. Any cash you receive, up to the amount of income or gain recognized, would generally be characterized as a dividend to the extent that a surrender of your Series C Preferred Shares to us for cash only would be taxable as a dividend, taking into account your continuing actual or constructive ownership interest in our shares, if any, as discussed above, and the balance of the recognized amount, if any, will be gain. Your basis in your common shares received would be equal to your basis for your Series C Preferred Shares surrendered, less any cash received, plus any income or gain recognized. Your holding period in your common shares received would be the same as your holding period for the Series C Preferred Shares surrendered. Non-U.S. shareholders may not be eligible for the foregoing partial nonrecognition rules and may instead be subject to special rules discussed below.

      Under Section 305 of the Code, convertible preferred stock that may be redeemed at a premium (that is, a price higher than its issue price) may have this “redemption premium” treated as a constructive distribution.

Under applicable Treasury Regulations, constructive distribution treatment is required in the case of callable preferred stock only if, based on all of the facts and circumstances as of the issue date, redemption pursuant to this call right is more likely than not to occur. Even if this redemption is more likely than not to occur, constructive distribution treatment is not required if the redemption premium is solely in the nature of a penalty for premature redemption, i.e., it is a premium paid as a result of changes in economic conditions over which neither we nor you have control. The Treasury Regulations also provide a safe harbor pursuant to which an issuer’s right to redeem will not be treated as more likely than not to occur. While there can be no assurance in this regard, we believe that constructive distribution treatment on the Series C Preferred Shares will not be required.

      You generally will not recognize any income, gain or loss upon conversion of Series C Preferred Shares into common shares except with respect to cash, if any, you receive in lieu of a fractional common share. Your income tax basis in the common shares you receive on the conversion generally will be the same as your adjusted tax basis in the Series C Preferred Shares just prior to the time of conversion, reduced by any basis allocable to any fractional share. Your holding period for the common shares you receive will generally include the holding period of the Series C Preferred Shares converted. Any cash you receive in lieu of a fractional common share upon conversion will be treated as a payment in exchange for the fractional common share. Accordingly, your receipt of cash in lieu of a fractional share generally will result in capital gain or loss, measured by the difference between the cash you receive for the fractional share and your adjusted tax basis attributable to the fractional share. Non-U.S. shareholders may not be eligible for the foregoing rules and may instead be subject to special rules discussed below.

      Your rights to convert your Series C Preferred Shares into common shares allow for the conversion price to be adjusted under a number of circumstances, generally to ensure that you receive an economically equivalent number of shares from a conversion following stock splits and stock dividends of our common shares, and also following certain cash distributions on common shares in excess of threshold amounts. Section 305 of the Code treats some of these adjustments as constructive taxable distributions. In general, you would be deemed to receive a constructive distribution if the conversion price is adjusted for a taxable distribution to the holders of common shares. Constructive distributions so treated would be taxable first as dividends to the extent paid out of our allocable current or accumulated earnings and profits, next as a nontaxable return of capital to the extent of your basis in your Series C Preferred Shares, and finally as gain from the sale or exchange of your Series C Preferred Shares. Your adjusted tax basis in your Series C Preferred Shares would be increased by constructive distributions to you taxable as dividends or gain, and would be unaffected by constructive distributions that were nontaxable returns of capital. Conversely, a failure to appropriately adjust the conversion price of your Series C Preferred Shares could result in a constructive distribution to holders of common shares that would be taxable to them in a similar manner.

      As more fully explained in the section “Taxation of Non-U.S. Shareholders” below, nonrecognition treatment may not apply at all, and a non-U.S. shareholder may be subject to federal income tax, increased United States tax filing requirements, and possibly a branch profits tax, in respect of all the gain realized on the sale, repurchase or conversion of our Series C Preferred Shares, if those shares constitute United States real property interests under Section 897 of the Code and related Treasury regulations. The Series C Preferred Shares will not constitute such United States real property interests if we are a “domestically controlled REIT”. A domestically controlled REIT is a REIT in which at all times during the preceding five-year period less than 50% in value of its shares is held directly or indirectly by foreign persons. We believe that we are and will be a domestically controlled REIT and thus a non-U.S. shareholder’s gain on sale, repurchase or conversion of our Series C Preferred Shares will not be subject to United States federal income taxation. However, because our shares are publicly traded, we can provide no assurance that we will be a domestically controlled REIT. If we are not a domestically controlled REIT, but the Series C Preferred Shares are “regularly traded”, as defined by applicable Treasury regulations, on an “established securities market” like the NYSE, then a non-U.S. shareholder’s gain on sale, repurchase or conversion of our Series C Preferred Shares will not be subject to United States federal income taxation as a sale of a United States real property interest, if the non-U.S. shareholder has at all times during the preceding five years owned 5% or less by value of that class of shares. In this regard, because the Series C Preferred Shares of others may be repurchased and are convertible, your percentage interest in the Series C Preferred Shares may increase even if you acquire no additional Series C Preferred Shares.

Backup Withholding

      We will report to our domestic shareholders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any from those distributions. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate equal to the fourth lowest rate of tax under Section 1(c) of the Code (which is currently 28%) with respect to distributions paid and redemption proceeds unless the shareholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Notwithstanding the foregoing, we will institute backup withholding with respect to a shareholder when instructed to do so by the IRS. A shareholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder’s U.S. federal income tax liability.

Taxation of Tax-Exempt Shareholders

      The IRS has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees’ pension trust do not constitute unrelated business taxable income (“UBTI”). Revenue rulings, however, are interpretive in nature and are subject to revocation or modification by the IRS. Based upon the ruling and the analysis therein, distributions by us to a shareholder that is a tax-exempt entity should not constitute UBTI, provided the tax exempt entity has not financed the acquisition of its Series C Preferred Shares with “acquisition indebtedness” within the meaning of the Code, and the Series C Preferred Shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, REITs generally treat the beneficiaries of qualified pension trusts as the beneficial owners of REIT shares owned by such pension trusts for purposes of determining if more than 50% of the REIT’s shares are owned by five or fewer individuals. However, if a pension trust owns more than 10% of the REIT’s shares (by value), it can be subject to UBTI on all or a portion of REIT distributions made to it, if the REIT is treated as a “pension-held REIT.” A pension-held REIT is any REIT if more than 25% (by value) of its shares are owned by one pension trust, or one or more pension trusts each owns 10% (by value) of such shares, and in the aggregate, such pension trusts own more than 50% (by value) of its shares. We do not expect to be treated as a “pension-held REIT.” However, because our common shares are publicly traded, and it is anticipated the Series C Preferred Shares will be publicly traded, no assurance can be given in this regard.

      For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from U.S. federal income tax under Section 501(c)(7), (9), (17) and (20) of the Code, respectively, income from an investment in EPR will constitute UBTI. However, income from an investment in EPR will not constitute UBTI for voluntary employee benefit associations, supplemental unemployment trusts and qualified group legal services plans if the organization is able to deduct amounts “set aside” or placed in reserve for certain purposes so as to offset the UBTI generated by its investment in EPR. Such prospective shareholders should consult with their own tax advisors concerning these “set aside” and reserve requirements.

Taxation of Non-U.S. Shareholders

      The rules governing U.S. federal income taxation of the ownership and disposition of Series C Preferred Shares by persons who are not U.S. Shareholders (“Non-U.S. Shareholders”) are complex and no attempt is made in this prospectus supplement to provide more than a summary of these rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state, local and any foreign income tax laws with regard to an investment in EPR, including any reporting requirements.

      Distributions that are not attributable to gain from sales or exchanges by us of “United States real property interests” (USRPIs”), as defined in the Code, and not designated by us as capital gain distributions will be treated as distributions of ordinary income to the extent they are made out of our current or accumulated earnings and profits. Unless such distributions are effectively connected with the Non-U.S. Shareholder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), the gross amount of the distributions will ordinarily be subject to U.S. withholding tax at a 30% or lower treaty rate, if applicable. In general, Non-U.S. Shareholders will not be considered engaged in a U.S. trade or business (or, in the case of an income tax treaty, as having a U.S. permanent establishment) solely by reason of their ownership of Series C Preferred Shares. If income on Series C Preferred Shares is treated as effectively connected with the Non-U.S. Shareholder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), the Non-U.S. Shareholder generally will be subject to a tax at graduated rates, in the same manner as U.S. Shareholders are taxed with respect to such distributions (and may also be subject to the 30% branch profits tax in the case of a shareholder that is a foreign corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions of ordinary income made to a Non-U.S. Shareholder unless the Non-U.S. Shareholder provides us with a (i) properly executed IRS Form W-8BEN claiming an exemption from or reduction in the rate of withholding under the benefit of a tax treaty, or (ii) IRS Form W-8ECI claiming that the distribution is not subject to withholding because it is effectively connected with the Non-U.S. Shareholder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Shareholder).

      Unless the Series C Preferred Shares constitute USRPIs, distributions in excess of our current and accumulated earnings and profits will not be taxable to a shareholder to the extent such distributions do not exceed the adjusted basis of the shareholder’s Series C Preferred Shares but rather will reduce the adjusted basis of the shares. To the extent such distributions exceed the adjusted basis of a Non-U.S. Shareholder’s Series C Preferred Shares, such distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. If it cannot be determined at the time a distribution is made whether or not the distribution will be in excess of our current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as distributions. If, however, Series C Preferred Shares are treated as USRPIs, then, unless otherwise treated as a distribution for withholding tax purposes as described below, any distributions in excess of our current or accumulated earnings and profits will generally be subject to 10% withholding and to the extent such distributions also exceed the adjusted basis of a Non-U.S. Shareholder’s Series C Preferred Shares, they will also give rise to gain from the sale or exchange of the shares, the tax treatment of which is described below.

      Distributions that are designated by us at the time of distribution as capital gain distributions (other than those arising from the disposition of a USRPI) generally will not be subject to taxation, unless (i) investment in the Series C Preferred Shares is effectively connected with the Non-U.S. Shareholder’s U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain (except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax), or (ii) the Non-U.S. Shareholder is a non-resident alien individual who is present in the U.S. for 183 days or more during the taxable year and either has a “tax home” in the U.S. or sold his shares under circumstances in which the sale was attributable to a U.S. office, in which case the non-resident alien individual will be subject to a 30% tax on the individual’s capital gains.

      Under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), a distribution made to a non-U.S. Shareholder, to the extent attributable to gains from dispositions of USRPIs held by us directly or through pass-through subsidiaries (“USRPI capital gains”), will be considered effectively connected with a U.S. trade or business of the non-U.S. Shareholder and will be subject to U.S. federal income tax at the rates applicable to U.S. Shareholders, without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to 35% of the amount of capital gain dividends to the extent the dividends constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. Shareholder that is a corporation. However, the 35% withholding tax will not apply to any capital gain dividend with respect to any class of our stock which is regularly traded on an established securities market located in the U.S. if the non-U.S. Shareholder did not own more than 5% of such class of stock at any time during the taxable year. Instead any capital gain dividend will be treated as a distribution subject to the rules discussed under the paragraph above. Also, the branch profits tax will not apply to such a distribution.

      Gain recognized by a Non-U.S. Shareholder upon a sale, repurchase or conversion of Series C Preferred Shares will generally not be taxed under FIRPTA if the shares do not constitute USRPIs. Series C Preferred Shares will not be considered USRPIs if we qualify as a “domestically controlled REIT,” or if the Series C Preferred Shares are part of a class that is regularly traded on an established securities market and the holder owned less than 5% of the class sold during a specified testing period. A “domestically controlled REIT” is defined generally as a real estate investment trust in which at all times during a specified testing period less than 50% in value of its shares was held directly or indirectly by foreign persons. We believe we are a “domestically controlled REIT,” and therefore the sale of Series C Preferred Shares will not be subject to taxation under FIRPTA. If the gain on the sale of Series C Preferred Shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the shares may be required to withhold 10% of the purchase price and remit such amount to the IRS. However, since our common shares are publicly traded and it is anticipated our Series C Preferred Shares will be publicly traded as well, no assurance can be given in this regard.

      Gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the Series C Preferred Shares is effectively connected with a U.S. trade or business of the Non-U.S. Shareholder (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains. If the gain on the sale of Series C Preferred Shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

      Effective generally from and after 2006, a special “wash sale” rule applies to a non-U.S. shareholder who owns any class of our shares if (1) the shareholder owns more than 5% of that class of shares at any time during the one-year period ending on the date of the distribution described below, or (2) that class of our shares is not, within the meaning of applicable Treasury Regulations, “regularly traded” on a domestic “established securities market” such as the NYSE. Although there can be no assurance in this regard, we believe that our common shares and our Series C Preferred Shares will be “regularly traded” on an “established securities market” within the meaning of applicable Treasury regulations, as described in the accompanying prospectus. We thus anticipate this new wash sale rule to apply, if at all, only to a non-U.S. shareholder that owns more than 5% of either our common shares or our Series C Preferred Shares. Such a non-U.S. shareholder will be treated as having made a “wash sale” of our shares if it (1) disposes of an interest in our shares during the 30 days preceding the ex-distribution date of a distribution by us that, but for such disposition, would have been treated by the non-U.S. shareholder in whole or in part as gain from the sale or exchange of a United States real property interest, and then (2) acquires or enters into a contract to acquire a substantially identical interest in our shares, either actually or constructively through a related party, during the 61-day period beginning 30 days prior to the ex-distribution date. In the event of such a wash sale, the non-U.S. shareholder will have gain from the sale or exchange of a USRPI in an amount equal to the portion of the distribution that, but for the wash sale, would have been a gain from the sale or exchange of a USRPI. As described in the accompanying prospectus, a non-U.S. shareholder’s gain from the sale or exchange of a USRPI can trigger increased United States taxes, such as the branch profits tax applicable to non-U.S. corporations, and increased United States tax filing requirements.

      If the proceeds of a disposition of Series C Preferred Shares are paid by or through a U.S. office of a broker, the payment is subject to information reporting and backup withholding unless the disposing Non-U.S. Shareholder certifies as to his name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a non-U.S. office of a non-U.S. broker.

U.S. information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the U.S. if (i) the payment is made through an office outside the U.S. of a broker that is either (a) a U.S. person, (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S., (c) a “controlled foreign corporation” for U.S. federal income tax purposes, or (d) a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business, and (ii) the broker fails to obtain documentary evidence that the shareholder is a Non-U.S. Shareholder and that certain conditions are met or that the Non-U.S. Shareholder otherwise is entitled to an exemption.

Possible Legislative or Other Actions Affecting Tax Consequences

      Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in our shares may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, resulting in revisions or regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in our shares.

State Tax Consequences and Withholding

      We and our shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of EPR and our shareholders may not conform to the U.S. federal income tax consequences discussed above. Several states in which we may own properties may treat REITs as ordinary corporations. We do not believe, however, that shareholders will be required to file state tax returns, other than in their respective states of residence, as a result of the ownership of shares. However, you should consult your own tax advisor regarding the effect of state and local tax laws on an investment in our shares.

      You are advised to consult with your own tax advisor regarding the specific tax consequences to you of the ownership and sale of shares in an entity electing to be taxed as a real estate investment trust, including the federal, state, local, foreign, and other tax consequences of such purchase, ownership, sale, and election and of potential changes in applicable tax laws.

UNDERWRITING

      We and the underwriters for this offering named below have entered into an underwriting agreement concerning the Series C Preferred Shares being offered by this prospectus supplement and the accompanying prospectus. The underwriters’ obligations are several and not joint, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of Series C Preferred Shares set forth opposite its name below.

Number of
Underwriters	Shares

Bear, Stearns & Co. Inc.	3,240,000
RBC Capital Markets Corporation	2,160,000
Total	5,400,000

      The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the Series C Preferred Shares being offered if any shares are purchased, other than those shares covered by the over-allotment option described below.

      We have granted the underwriters an option to purchase up to 600,000 additional Series C Preferred Shares to be sold in this offering at the public offering price, less the underwriting discounts and commissions described on the cover page of this prospectus supplement. The underwriters may exercise this option solely to cover over-allotments, if any. This option may be exercised, in whole or in part, at any time within the 30-day period after the date of this prospectus supplement. To the extent the option is exercised, the underwriters will be severally committed, subject to certain conditions, to purchase the additional Series C Preferred Shares in proportion to their respective commitments as indicated in the table above.

      The following table provides information regarding the per share and total underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

		Total

		Without
	Per	Over-	With Over-
	Share	Allotment	Allotment

Underwriting discounts and commissions payable by us	$0.25	$1,350,000	$1,500,000

      We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $100,000.

      The underwriters propose to offer the Series C Preferred Shares directly to the public initially at the public offering price set forth on the cover page of this prospectus supplement and to selected dealers at such price less a concession not to exceed $0.15 per share. The underwriters may allow, and such selected dealers may reallow, a concession not to exceed $0.05 per share. The Series C Preferred Shares will be available for delivery, when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for purchase of the shares in whole or in part. After the commencement of this offering, the underwriters may change the public offering price and other selling terms.

      We have agreed in the underwriting agreement to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and, where such indemnification is unavailable, to contribute to payments that the underwriters may be required to make in respect of such liabilities.

      The Series C Preferred Shares are a new issue of securities and, prior to acceptance of the Series C Preferred Shares for listing on the NYSE, there will be no established trading market for the Series C Preferred Shares. We have applied to list the Series C Preferred Shares on the NYSE under the symbol, “EPR PrC.” If this application is approved, we expect trading in the Series C Preferred Shares to commence within a 30-day period after the initial delivery of the Series C Preferred Shares. In order to meet the requirements for listing the Series C Preferred Shares on the NYSE, the underwriters have undertaken to sell (i) Series C Preferred Shares to ensure a minimum of 100 beneficial holders with a minimum of 100,000 Series C Preferred Shares outstanding and (ii) a sufficient number of Series C Preferred Shares so that following this offering, the Series C Preferred Shares have a minimum aggregate market value of $2 million. The underwriters have advised us that they intend to make a market in the Series C Preferred Shares, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series C Preferred Shares.

      In order to facilitate this offering of Series C Preferred Shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Series C Preferred Shares in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

      The underwriters may over-allot the Series C Preferred Shares in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of shares than they are committed to purchase in this offering. A short position may involve either “covered” short sales or “naked” short sales. Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional Series C Preferred Shares as described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares from us through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series C Preferred Shares in the open market after pricing that could adversely affect investors who purchase in this offering.

      Accordingly, to cover these short sales positions or to stabilize the market price of the Series C Preferred Shares, the underwriters may bid for, and purchase, Series C Preferred Shares in the open market. These transactions may be effected on the NYSE or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to another underwriter or dealer. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our Series C Preferred Shares may have the effect of raising or maintaining the market price of our Series C Preferred Shares or preventing or mitigating a decline in the market price of our Series C Preferred Shares. As a result, the price of the Series C Preferred Shares may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.

      We have agreed that we will not offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, directly or indirectly, or file with the SEC or cause to be declared effective a registration statement under the Securities Act relating to, any shares of our capital stock or securities convertible into, exchangeable or exercisable for or that represent the right to receive shares of our capital stock or warrants or other rights to purchase shares of our capital stock or any other securities of ours that are substantially similar to shares of our capital stock, or publicly disclose the intention to make any such offer, sale, pledge, grant, disposition or filing, without the prior written consent of Bear, Stearns & Co. Inc. for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions and to the extension described below.

      Our executive officers have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any equity security of ours or any of our subsidiaries or any security convertible into or exercisable or exchangeable for any such equity security (each, a “Relevant Security”), enter into a transaction that would have the same effect, enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of a Relevant Security, whether any such transaction is to be settled by delivery of Relevant Securities, other securities, cash or otherwise, file or participate in the filing of with the SEC a registration statement under the Securities Act of 1933, as amended, relating to, or exercise any rights to require registration with the SEC of or circulate or participate in the circulation of any preliminary or final prospectus or other disclosure document with respect to any proposed offering or sale of any Relevant Security or publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any transaction, swap, hedge or other arrangement without, in each case, the prior written consent of Bear, Stearns & Co. Inc. for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions and to the extension described below.

      In the event that either (1) during the last 17 days of the “lock-up” period applicable to us or our executive officers, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the applicable “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable “lock-up” period, then in either case the expiration of the applicable “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the underwriter waives, in writing, such an extension.

      From time to time, the underwriter and/or its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us for which they have received, and expect to receive, customary fees and commissions for these transactions. Bear Stearns Corporate Lending Inc., an affiliate of one of the underwriters, Bear, Stearns & Co. Inc., is a lender under our KeyBank unsecured revolving credit facility and will receive approximately 4% of any proceeds from this offering that are used to repay indebtedness under the credit facility. Royal Bank of Canada, an affiliate of one of the underwriters, is also a lender under this credit facility and will receive approximately 15% of any proceeds from this offering that are used to repay indebtedness under the credit facility.

      It is expected that delivery of the Series C Preferred Shares will be made on or about December 22, 2006, which will be the third day following the date of pricing of the Series C Preferred Shares.

LEGAL MATTERS

      Stinson Morrison Hecker LLP has issued an opinion regarding the validity of the Series C Preferred Shares offered by this prospectus supplement. In addition, the discussion in “Additional Federal Income Tax Considerations” in this prospectus supplement and “U.S. Federal Income Tax Consequences” in the accompanying prospectus (as amended and supplemented by “Additional Federal Income Tax Considerations” in this prospectus supplement) is based on the tax opinion of Stinson Morrison Hecker LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Dechert LLP.

EXPERTS

      Our consolidated financial statements and schedules as of and for each of the years in the three-year period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference in this prospectus supplement and the accompanying prospectus and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of that firm as experts in accounting and auditing.

AVAILABLE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with those requirements, we file reports and other information with the SEC. The reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can be obtained by mail from the Public Reference Section of the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the public reference room by calling the SEC at

1-800-SEC-0330. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other materials that are filed through the SEC Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. In addition, our common shares, Series A Preferred Shares and Series B Preferred Shares are listed on the New York Stock Exchange and we are required to file reports, proxy and information statements and other information with the New York Stock Exchange. These documents can be inspected at the principal office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      We have filed with the SEC a registration statement on Form S-3 covering the securities offered by this prospectus supplement. You should be aware that this prospectus supplement does not contain all of the information contained or incorporated by reference in that registration statement and its exhibits and schedules. You may inspect and obtain the registration statement, including exhibits, schedules, reports and other information that we have filed with the SEC, as described in the preceding paragraph. Statements contained in this prospectus supplement concerning the contents of any document we refer you to are not necessarily complete and in each instance we refer you to the applicable document filed with the SEC for more complete information.

PROSPECTUS

$400,000,000

Entertainment Properties Trust

Common Shares, Preferred Shares,

Warrants and Debt Securities

        Entertainment Properties Trust is a self-administered real estate investment trust formed to invest in entertainment-related properties. As of March 1, 2004, EPR’s real estate portfolio was comprised of 49 megaplex movie theatre properties (including three joint venture properties) located in eighteen states and Ontario, Canada, six entertainment retail centers (including one joint venture property) located in Westminster, Colorado, New Rochelle, New York and Ontario, Canada, a water park located in Garland, Texas, and land parcels leased to restaurant and retail operators adjacent to several of our theatre properties.

      To preserve our qualification as a real estate investment trust for U.S. federal income tax purposes and for other purposes, we impose restrictions on ownership of our common and preferred shares. See “Description of Securities” and “U.S. Federal Income Tax Consequences” in this prospectus.

      Through this prospectus, we may periodically offer common shares of beneficial interest, preferred shares of beneficial interest, warrants or debt securities. The maximum aggregate initial public offering price of the securities we may offer through this prospectus will be $400,000,000.

      The securities may be sold directly or through agents, underwriters or dealers. If any agent or underwriter is involved in selling the securities, its name, the applicable purchase price, fee, commission or discount arrangement, and the net proceeds to us from the sale of the securities will be described in a prospectus supplement. See “Plan of Distribution.”

      Our common shares and 9.50% Series A Cumulative Redeemable Preferred Shares (“Series A Preferred Shares”) are traded on the New York Stock Exchange under the ticker symbols EPR and EPR PrA, respectively. The last reported sales price of our common shares on March 12, 2004 was $39.45 per share.

      We have paid regular quarterly dividends to our common and preferred shareholders. See “About EPR” and “Description of Securities.”

       Investing in these securities involves certain risks. See the “Risk Factors” beginning on page 3.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 26, 2004.

i

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement (No. 333-113626) that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf registration” process. Under this shelf process, Entertainment Properties Trust (“we,” “EPR” or the “Company”) may sell any combination of the securities described in this prospectus in one or more offerings up to a maximum aggregate offering amount of $400,000,000.

      This prospectus provides you with a general description of the securities we may offer. Each time we offer and sell securities, we will provide a prospectus supplement that contains specific information about the terms of the offering and the securities offered. The prospectus supplement may also update or change information provided in this prospectus. You should read both this prospectus and the applicable prospectus supplement and the other information described in “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” prior to investing. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

      As a public company with securities listed on the New York Stock Exchange (“NYSE”), we must comply with the Securities Exchange Act of 1934 (“Exchange Act”). This requires that we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements or other information we file at the SEC’s Public Reference Rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information. Copies of these materials may be obtained by mail from the Public Reference Rooms of the SEC. You may also access our SEC filings at the SEC’s Internet website at www.sec.gov. You can inspect reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      We have filed a registration statement which includes this prospectus plus related exhibits with the SEC under the Securities Act of 1933 (the “Securities Act”). The registration statement contains additional information about EPR and the securities. You may view the registration statement and exhibits on file at the SEC’s website. You may also inspect the registration statement and exhibits without charge at the SEC’s offices at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with the SEC, which means we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information we later file with the SEC, modifies or replaces that information.

      The documents listed below have been filed by EPR under the Exchange Act (File No. 1-13561) and are incorporated by reference in this prospectus:

1. EPR’s annual report on Form 10-K for the year ended December 31, 2003.

2. EPR’s current report on Form 8-K/A dated October 27, 2003 and filed on January 12, 2004, amending EPR’s current report on Form 8-K, dated October 27, 2003 and filed on November 12, 2003, and EPR’s current report on Form 8-K, dated March 1, 2004 and filed on March 15, 2004, as amended by EPR’s current report on Form 8-K/A, dated March 1, 2004 and filed on March 16, 2004.

3. The description of EPR’s common shares of beneficial interest, $.01 par value, contained in EPR’s registration statement on Form 8-A filed November 4, 1997, and the description of such common shares included in EPR’s prospectus included as a part of EPR’s registration statement on Form S-11 (Registration No. 333-35281) in the form in which it was filed on September 10, 1997, as amended from time to time.

4. All documents filed by EPR under Section 13(a), 14 or 15(d) of the Exchange Act after the date of this prospectus (excluding any information furnished pursuant to Item 9 or Item 12 in any current report on Form 8-K) and prior to the termination of the offering of the securities covered by this prospectus. In addition, all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 9 or Item 12 in any current report on Form 8-K) after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such document.

      To obtain a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents) please contact us at:

       Investor Relations Department

       Entertainment Properties Trust
       30 W. Pershing Road, Suite 201
       Kansas City, Missouri 64108
       (816) 472-1700/ 1-888-EPR-REIT/ FAX (816) 472-5794
       Email info@eprkc.com

      Our SEC filings are also available from our Internet website at www.eprkc.com.

      As you read these documents, you may find some differences in information from one document to another. If you find differences between the documents and this prospectus, you should rely on the statements made in the most recent document.

      You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone to provide you with information that is different. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement describing those securities. We are only offering the securities in states where the offer is permitted. You should not assume the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the date on the front of these documents.

FORWARD-LOOKING STATEMENTS

      With the exception of historical information, this prospectus and our reports filed under the Exchange Act and incorporated by reference in this prospectus contain forward-looking statements, such as those pertaining to the acquisition and leasing of properties, our capital resources and our results of operations. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of actual events. There is no assurance the events or circumstances reflected in the forward-looking statements will occur. You can identify forward-looking statements by use of words such as “will be,” “intend,” “continue,” “believe,” “may,” “expect,” “hope,” “anticipate,” “goal,” “forecast,” or other comparable terms, or by discussions of strategy, plans or intentions. Forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise. Our actual financial condition, results of operations or business may vary materially from those contemplated by these forward-looking statements and involve various uncertainties, including but not limited to the factors described below under “Risk Factors.” We caution you not to place undue reliance on any forward-looking statements, which reflect our analysis only.

RISK FACTORS

      Before you invest in our securities, you should be aware that purchasing our securities involves various risks, including those described below. You should carefully consider these risk factors, together with the other information in this prospectus and accompanying prospectus supplement, before purchasing our securities.

Risks That May Impact Our Financial Condition or Performance

We could be adversely affected by a tenant’s bankruptcy

      If a tenant becomes bankrupt or insolvent, that could diminish the income we expect from that tenant’s leases. We may not be able to evict a tenant solely because of its bankruptcy. On the other hand, a bankruptcy court might authorize the tenant to terminate its leases with us. If that happens, our claim against the bankrupt tenant for unpaid future rent would be subject to statutory limitations that might be substantially less than the remaining rent owed under the leases. In addition, any claim we have for unpaid past rent would likely not be paid in full.

      The development of megaplex movie theatres has rendered many older multiplex theatres obsolete. To the extent our tenants own a substantial number of multiplexes, they have been, or may in the future be, required to take significant charges against earnings resulting from the impairment of those assets. Megaplex theatre operators have also been and may in the future be adversely affected by any overbuilding of megaplex theatres in their markets and the cost of financing, building and leasing megaplex theatres. Two of our tenants, Edwards Theatre Circuits, Inc. (now part of Regal Entertainment Group), which operates two of our theatres, and Loews Cineplex Entertainment, which operates two of our theatres, have filed for, and emerged from, bankruptcy reorganization. We did not incur any significant expenses or loss of revenue as a result of those bankruptcy reorganizations.

Operating risks in the entertainment industry may affect the ability of our tenants to perform under their leases

      The ability of our tenants to operate successfully in the entertainment industry and remain current on their lease obligations depends on a number of factors, including the availability and popularity of motion pictures, the performance of those pictures in tenants’ markets, the allocation of popular pictures to tenants and the terms on which the pictures are licensed. Neither we nor our tenants control the operations of motion picture distributors. Megaplex theatres represent a greater capital investment, and generate higher rents, than the previous generation of multiplex theatres. For this reason, the ability of our tenants to operate profitably and perform under their leases could be dependent on their ability to generate higher revenues per screen than multiplex theatres typically produce.

      The success of “out-of-home” entertainment venues such as megaplex theatres and entertainment retail centers also depends on general economic conditions and the willingness of consumers to spend time and money on out-of-home entertainment.

A single tenant represents a substantial portion of our lease revenues

      As of March 1, 2004, approximately 65% of our megaplex theatre properties were leased to American Multi-Cinema, Inc. (“AMC”), a subsidiary of AMC Entertainment, Inc. (“AMCE”) and one of the nation’s largest movie exhibition companies. AMCE has guaranteed AMC’s performance under the leases. We have diversified and expect to continue to diversify our real estate portfolio by entering into lease transactions with a number of other leading theatre operators and acquiring other types of entertainment-related properties. Nevertheless, our revenues and our continuing ability to pay shareholder dividends and interest on any debt securities we may offer are currently substantially dependent on AMC’s performance under its leases and AMCE’s performance under its guaranty.

      It is also possible, although not verifiable, that some theatre operators may be reluctant to lease from us because of our strong relationship with AMC. We believe AMC occupies a strong position in the industry and we intend to continue acquiring and leasing back AMC theatres. However, if for any reason AMC failed to perform under its lease obligations and AMCE did not perform under its guaranty, we could be required to reduce or suspend our shareholder dividends and any debt security interest payments, and may not have sufficient funds to support operations, until substitute tenants are obtained. If that happened, we cannot predict when or whether we could obtain substitute quality tenants on acceptable terms.

There is risk in using debt to fund property acquisitions

      We have used leverage to acquire properties and expect to continue to do so in the future. Although the use of leverage is common in the real estate industry, our use of debt to acquire properties does expose us to some risks. If a significant number of our tenants fail to make their lease payments and we don’t have sufficient cash to pay principal and interest on the debt, we could default on our debt obligations. Our debt financing is secured by mortgages on our properties. If we fail to make our mortgage payments, the lenders could declare a default and foreclose on those properties.

A portion of our secured debt has “hyper-amortization” provisions which may require us to refinance the debt or sell the properties securing the debt prior to maturity

      As of December 31, 2003, we had approximately $98.1 million outstanding under a single secured mortgage loan agreement that contains a “hyper-amortization” feature, in which the principal payment schedule is rapidly accelerated, and our principal payments are substantially increased, if we fail to pay the balance on the anticipated prepayment date of July 11, 2008. We undertook this debt on the assumption that we can refinance the debt prior to the hyper-amortization payments becoming due. If we cannot obtain acceptable refinancing at the appropriate time, the hyper-amortization payments will require substantially all of the revenues from those properties securing the debt to be applied to the debt repayment, which would substantially reduce our common share dividend rate and could adversely affect our financial condition and liquidity.

We must obtain new financing in order to grow

      As a REIT, we are required to distribute at least 90% of our net income to shareholders in the form of dividends. This means we are limited in our ability to use internal capital to acquire properties and must continually raise new capital in order to continue to grow and diversify our real estate portfolio. Our ability to raise new capital depends in part on factors beyond our control, including conditions in equity and credit markets, conditions in the cinema exhibition industry and the performance of real estate investment trusts generally. We continually consider and evaluate a variety of potential transactions to raise additional capital, but we cannot assure that attractive alternatives will always be available to us, nor that our common share price will increase or remain at a level that will permit us to continue to raise equity capital privately or publicly.

If we fail to qualify as a REIT we would be taxed as a corporation, which would substantially reduce funds available for payment of dividends to our shareholders

      If we fail to qualify as a REIT for U.S. federal income tax purposes, we will be taxed as a corporation. We are organized and believe we qualify as a REIT, and intend to operate in a manner that will allow us to continue to qualify as a REIT. However, we cannot assure you that we will remain qualified in the future. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code on which there are only limited judicial and administrative interpretations, and depends on facts and circumstances not entirely within our control. In addition, future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws, the application of the tax laws to our qualification as a REIT or the U.S. federal income tax consequences of that qualification.

      If we fail to qualify as a REIT we will face tax consequences that will substantially reduce the funds available for payment of dividends:

•	We would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates

•	We could be subject to the U.S. federal alternative minimum tax and possibly increased state and local taxes

•	Unless we are entitled to relief under statutory provisions, we could not elect to be treated as a REIT for four taxable years following the year in which we were disqualified

      In addition, if we fail to qualify as a REIT, we will no longer be required to pay dividends on our common shares. As a result of these factors, our failure to qualify as a REIT could adversely affect the market price for our shares.

Our development financing arrangements expose us to funding and purchase risks

      Our ability to meet our construction financing obligations which we may enter into from time to time depends on our ability to obtain equity or debt financing in the required amounts. There is no assurance we can obtain this financing at rates which will lock-in a spread between our cost of capital and the rent payable under the leases to be entered into upon completion of construction. We will be obligated to purchase and lease-back the theatres that are subject to these arrangements at predetermined rates.

Risks That Apply to Our Real Estate Business

There are risks associated with owning and leasing real estate

      Although the terms of our single-tenant leases obligate the tenants to bear substantially all of the costs of operating the properties, investing in real estate involves a number of risks, including:

•	The risk that tenants will not perform under their leases, reducing our income from the leases or requiring us to assume the cost of performing obligations (such as taxes, insurance and maintenance) that are the tenant’s responsibility under a net lease

•	The risk that changes in economic conditions or real estate markets may adversely affect the value of our properties

•	The risk that local conditions (such as oversupply of megaplex theatres or other entertainment-related properties) could adversely affect the value of our properties

•	We may not always be able to lease properties at favorable rates

•	We may not always be able to sell a property when we desire to do so at a favorable price

•	Changes in tax, zoning or other laws could make properties less attractive or less profitable

      If a tenant fails to perform on its lease covenants, that would not excuse us from meeting any mortgage debt obligation secured by the property and could require us to fund reserves in favor of our mortgage lenders, thereby reducing funds available for payment of dividends on our shares and interest payments on any debt securities we may offer. We cannot be assured that tenants will elect to renew their leases when the terms expire. If a tenant does not renew its lease or if a tenant defaults on its lease obligations, there is no assurance we could obtain a substitute tenant on acceptable terms. If we cannot obtain another quality movie exhibitor to lease a megaplex theatre property, we may be required to modify the property for a different use, which may involve a significant capital expenditure and a delay in re-leasing the property.

Some potential losses are not covered by insurance

      Our net leases require the tenants to carry comprehensive liability, casualty, workers’ compensation, extended coverage and rental loss insurance on our properties. We believe the required coverage is of the type, and amount, customarily obtained by an owner of similar properties. We believe all of our properties are adequately insured. However, there are some types of losses, such as catastrophic acts of nature, for which we or our tenants cannot obtain insurance at an acceptable cost. If there is an uninsured loss or a loss in excess of insurance limits, we could lose both the revenues generated by the affected property and the capital we have invested in the property. We would, however, remain obligated to repay any mortgage indebtedness or other obligations related to the property. Since September 11, 2001, the cost of insurance protection against terrorist acts has risen dramatically. There can be no assurance our tenants will be able to obtain terrorism coverage, or that any coverage they do obtain will adequately protect our properties against loss from terrorist attacks.

There are risks involved in joint venture investments

      We may continue to acquire or develop properties in joint ventures with third parties when those transactions appear desirable. We would not own the entire interest in any property acquired by a joint venture. Significant decisions with respect to the ownership, leasing, management or disposition of a joint venture property may require the consent of the joint venture partner. If we have a dispute with a joint venture partner, we may feel it necessary or become obligated to acquire the partner’s interest in the venture. However, we cannot assure you that the price we would have to pay or the timing of the acquisition would be favorable to us. If we own less than a 50% interest in a joint venture, or if the joint venture is jointly controlled, the assets and financial results of the joint venture may not be reportable by us on a consolidated basis, and the liabilities of the joint venture may not be included within the liabilities reported on our consolidated balance sheet. To the extent we owe commitments to, or are dependent on, any such “off-balance sheet” arrangements, or if those arrangements or their properties or leases are subject to material contingencies, our liquidity, financial condition and operating results could be adversely affected by those commitments to off-balance sheet arrangements.

Our multi-tenant properties expose us to additional risks

      Our entertainment retail centers in Westminster, Colorado, New Rochelle, New York and Ontario, Canada and similar properties we may seek to acquire or develop in the future involve risks not typically encountered in the purchase and lease-back of megaplex theatres which are operated by a single tenant. The ownership or development of multi-tenant retail centers exposes us to the risk that a sufficient number of suitable tenants may not be found to enable the center to operate profitably and provide a return to us. Retail centers are also subject to tenant turnover and fluctuations in occupancy rates, which could affect our operating results. Multi-tenant retail centers also expose us to the risk of potential “CAM slippage,” which may occur if common area maintenance fees paid by tenants are exceeded by the actual cost of taxes, insurance and maintenance at the property.

Failure to comply with the Americans with Disabilities Act and other laws could result in substantial costs

      The operators of our U.S. properties must comply with the Americans with Disabilities Act (“ADA”). The ADA requires that public accommodations reasonably accommodate individuals with disabilities and that new construction or alterations be made to commercial facilities to conform to accessibility guidelines. Failure to comply with the ADA can result in injunctions, fines, damage awards to private parties and additional capital expenditures to remedy noncompliance. Our U.S. leases require the tenants to comply with the ADA.

      The operators of our properties are also subject to various other federal, state or provincial and local regulatory requirements. We believe the properties are in material compliance with all applicable regulatory requirements. However, we do not know whether existing requirements will change or whether compliance with future requirements will involve significant unanticipated expenditures. Although these expenditures would be the responsibility of our tenants, if tenants fail to perform these obligations, we may be required to do so.

Potential liability for environmental contamination could result in substantial costs

      Under federal, state and local environmental laws, we may be required to investigate and clean up any release of hazardous or toxic substances or petroleum products at our properties, regardless of our knowledge or actual responsibility, simply because of our current or past ownership of the real estate. If unidentified environmental problems arise, we may have to make substantial payments, which could adversely affect our cash flow and our ability to make distributions to our shareholders. This is so because:

•	As owner we may have to pay for property damage and for investigation and clean-up costs incurred in connection with the contamination

•	The law may impose clean-up responsibility and liability regardless of whether the owner or operator knew of or caused the contamination

•	Even if more than one person is responsible for the contamination, each person who shares legal liability under environmental laws may be held responsible for all of the clean-up costs

•	Governmental entities and third parties may sue the owner or operator of a contaminated site for damages and costs

      These costs could be substantial and in extreme cases could exceed the value of the contaminated property. The presence of hazardous substances or petroleum products or the failure to properly remediate contamination may adversely affect our ability to borrow against, sell or lease an affected property. In addition, some environmental laws create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with a contamination.

      Most of our loan agreements require the Company or a subsidiary to indemnify the lender against environmental liabilities. Our leases require the tenants to operate the properties in compliance with environmental laws and to indemnify us against environmental liability arising from the operation of the properties. We believe all of our properties are in material compliance with environmental laws. However, we could be subject to strict liability under environmental laws because we own the properties. There is also a risk that tenants may not satisfy their environmental compliance and indemnification obligations under the leases. Any of these events could substantially increase our cost of operations, require us to fund environmental indemnities in favor of our secured lenders and reduce our ability to service our debt and pay dividends to shareholders.

Real estate investments are relatively non-liquid

      We may desire to sell a property in the future because of changes in market conditions or poor tenant performance or to avail ourselves of other opportunities. We may also be required to sell a property in the future to meet obligations or avoid a loan default. Specialty real estate projects such as megaplex theatres cannot always be sold quickly, and we cannot assure you that we could always obtain a favorable price. We may be required to invest in the restoration or modification of a property before we can sell it.

Risks That May Affect the Market Price of Our Securities

We cannot assure you we will continue paying dividends at historical rates

      Our ability to continue paying dividends on our common shares at historical rates or to increase our common share dividend rate, and our ability to pay preferred share dividends and interest on any debt securities we may offer, will depend on a number of factors, including our financial condition and results of future operations, the performance of lease terms by tenants, provisions in our secured loan covenants, and our ability to acquire, finance and lease additional properties at attractive rates. If we do not maintain or increase our common share dividend rate, that could have an adverse effect on the market price of our common shares and other securities. Our Series A Preferred Shares have a fixed dividend rate which does not increase with any increases in the dividend rate on our common shares. Conversely, payment of dividends on our common shares may be subject to payment in full of the dividends on preferred shares and payment of interest on any debt securities we may offer.

Market interest rates may have an effect on the value of our securities

      One of the factors that investors may consider in deciding whether to buy or sell our securities is our dividend rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend or interest rate on our securities or seek securities paying higher dividends or interest.

Market prices for our securities may be affected by perceptions about the financial health or share value of our tenants or the performance of REIT stocks generally.

      To the extent any of our tenants or other movie exhibitors report losses or slower earnings growth, take charges against earnings resulting from the obsolescence of multiplex theatres or enter bankruptcy proceedings, the market price for our securities could be adversely affected. The market price for our securities could also be affected by any weakness in movie exhibitor stocks generally. We believe these trends had an adverse impact on our common share price in 2000 and 2001.

Limits on changes in control may discourage takeover attempts which may be beneficial to our shareholders

      There are a number of provisions in our Declaration of Trust, Maryland law and agreements we have with others which could make it more difficult for a party to make a tender offer for our common shares or complete a takeover of EPR which is not approved by our Board of Trustees. These include:

•	A staggered Board of Trustees that can be increased in number without shareholder approval

•	A limit on beneficial ownership of our shares, which acts as a defense against a hostile takeover or acquisition of a significant or controlling interest, in addition to preserving our REIT status

•	The ability of the Board of Trustees to issue preferred shares, including any preferred shares offered by this prospectus, and to reclassify preferred or common shares, without shareholder approval

•	Limits on the ability of shareholders to remove trustees without cause

•	Requirements for advance notice of shareholder proposals at annual shareholder meetings

•	Provisions of Maryland law restricting business combinations and control share acquisitions not approved by the Board of Trustees

•	Provisions of Maryland law protecting corporations (and by extension REITs) against unsolicited takeovers by limiting the duties of the trustees in unsolicited takeover situations

•	Provisions of Maryland law providing that the trustees are not subject to any higher duty or greater scrutiny than that applied to any other director under Maryland law in transactions relating to the acquisition or potential acquisition of control

•	Provisions of Maryland law creating a statutory presumption that an act of the trustees satisfies the applicable standards of conduct for directors under Maryland law

•	Provisions in secured loan or joint venture agreements putting EPR in default upon a change in control

•	Provisions of employment agreements with our officers calling for forgiveness of share purchase loans upon a hostile change in control

      Any or all of these provisions could delay or prevent a change in control of EPR, even if the change was in our shareholders’ interest or offered a greater return to our shareholders.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 may adversely affect the value of our shares

      On May 28, 2003, the President signed the Jobs and Growth Tax Relief and Reconciliation Act of 2003 into law, which provides favorable income tax rates for certain corporate dividends received by individuals through December 31, 2008. Under this new law, REIT dividends are generally not eligible for the preferential rates applicable to dividends unless the dividends are attributable to income that has been subject to corporate-level tax or are attributable to certain other dividends received by us. As a result, substantially all of the dividends paid on our shares are not expected to qualify for such lower rates. This new law could cause stock in non-REIT corporations to be more attractive to investors than stock in REITs, which may negatively affect the value of, and the market for, our shares.

The market price for our common shares could be adversely affected by any preferred shares, warrants or debt securities we may offer.

      If we offer any additional preferred shares or any warrants or debt securities on terms which are not deemed accretive to our common shareholders, that may adversely affect the market price for our common shares. In addition, the issuance of warrants may create a significant market “overhang” which could be dilutive to our common shareholders and adversely affect our common share price.

Risks of Owning Preferred Shares, Warrants or Debt Securities

There may not be a market for our preferred shares, warrants or debt securities.

      We may or may not apply to list any additional preferred shares or any warrants or debt securities we may offer for trading on the New York Stock Exchange. Only our common shares and Series A Preferred Shares are publicly traded at the current time. We cannot assure you there will be a public market for any additional preferred shares or any warrants or debt securities we may offer in the future.

Holders of our preferred shares may have no voting rights with respect to those shares

      Our Series A Preferred Shares are non-voting, except in certain limited circumstances, and we anticipate that any additional preferred shares we may offer in the future may also be non-voting. For this reason, holders of preferred shares may have no voice in the election of trustees or any other matters submitted to a vote of our common shareholders.

Any preferred shares or debt securities may not be convertible into or exchangeable for common shares.

      We may offer additional preferred shares or debt securities which are not convertible into or exchangeable for common shares. If there is no market for any such preferred shares or debt securities, the holders of those securities may not have the right to exchange them for a security for which there is a market.

If you purchase debt securities, you will be an unsecured creditor behind the holders of our senior debt.

      Any debt securities we may offer will be unsecured obligations of the Company and will be junior in payment to all existing and future mortgage indebtedness of the Company. The holders of any debt securities may have no access to our assets if we default in payment of any interest or principal under the debt securities. All of our existing senior debt is secured by mortgages on our properties, and we anticipate that any additional senior debt we may obtain in the future would also be secured by mortgages. If we liquidate, dissolve or enter bankruptcy proceedings, the holders of our senior secured debt would be entitled to be paid before the holders of any of our debt securities.

Our secured debt covenants may restrict our ability to pay dividends and interest on debt securities.

      Our existing secured debt covenants limit our common share dividend rate to 90% of Funds from Operations (“FFO”). (FFO, a non-GAAP financial measure, is defined as net income (computed in accordance with GAAP), excluding gains and losses from sales of depreciable operating properties, plus depreciation and amortization, and after adjustments for unconsolidated joint ventures and other affiliates. See our annual report on Form 10-K for the year ended December 31, 2003 for a reconciliation of FFO to GAAP Net Income Available to Common Shareholders.) Our secured loan covenants may also restrict us from paying interest on debt securities until principal and interest under the secured loans are paid or provided for.

Warrants may not be “in the money” after they are issued.

      Purchasers of any warrants we may issue will be subject to the risk that our common share price may decrease below the exercise price of the warrants, which would make it uneconomical to exercise the warrants and thus adversely affect the value of the warrants.

ABOUT EPR

Business

      EPR was formed on August 22, 1997 as a Maryland real estate investment trust (“REIT”) to capitalize on opportunities created by the development of destination entertainment and entertainment-related properties, including megaplex movie theatre complexes. We completed an initial public offering of our common shares on November 18, 1997. We are the only publicly-traded REIT formed exclusively to invest in entertainment-related properties.

      EPR is a self-administered REIT. As of March 1, 2004, our real estate portfolio was comprised of 49 megaplex theatre properties (including three joint venture properties) located in eighteen states and Ontario, Canada, six entertainment retail centers (including one joint venture property) located in Westminster, Colorado, New Rochelle, New York and Ontario, Canada, a water park located in Garland, Texas, and land parcels leased to restaurant and retail operators adjacent to several of our theatre properties. Our theatre properties are leased to prominent theatre operators, including AMC, Muvico Entertainment LLC (“Muvico”), Regal Cinemas (“Regal”), Consolidated Theatres (“Consolidated”), Loews Cineplex Entertainment (“Loews”), Rave Motion Pictures (“Rave”), AmStar Cinemas LLC (“AmStar”), Wallace Theatres (“Wallace”) and Crown Theatres (“Crown”).

      As of March 1, 2004, approximately 65% of our megaplex theatre properties were leased to AMC as a result of a series of sale-leaseback transactions pertaining to a number of AMC megaplex theatres, and approximately 63% of our annual lease revenues were derived from rental payments by AMC under these leases.

      We aggregate the financial information of all our properties into one reportable segment because the properties all have similar economic characteristics and provide similar services to similar types and classes of customers.

      Megaplex theatres typically have at least 14 screens with stadium-style seating (seating with elevation between rows to provide unobstructed viewing) and are equipped with amenities that significantly enhance the audio and visual experience of the patron. We believe the development of megaplex theatres has accelerated the obsolescence of many previously existing movie theatres by setting new standards for moviegoers, who, in our experience, have demonstrated their preference for the more attractive surroundings, wider variety of films and superior customer service typical of megaplex theatres (see “Operating risks in the entertainment industry may affect the ability of our tenants to perform under their leases” and “Market prices for our securities may be affected by perceptions about the financial health or share value of our tenants or the performance of REIT stocks generally” under “Risk Factors”).

      We expect the development of megaplex theatres to continue in the United States and abroad for the foreseeable future. With the development of the stadium style megaplex theatre as the preeminent store format for cinema exhibition, the older generation of flat-floor theatres has generally experienced a significant downturn in attendance and performance. As a result of the significant capital commitment involved in building new megaplex theatre properties and the experience and industry relationships of our management, we believe we will continue to have opportunities to provide capital to businesses that seek to develop and operate these properties but would prefer to lease rather than own the properties in order to minimize the impact of real estate ownership on their financial statements. We believe our ability to finance these properties will enable us to continue to grow and diversify our asset base.

Recent Developments

      On October 27, 2003, we acquired the controlling interest in a limited partnership joint venture that owns a 447,000 square foot multi-tenant retail and entertainment complex in New Rochelle, New York called New Roc City. The complex is anchored by an 18-screen Regal Cinemas megaplex theatre and IMAX theatre. Our total acquisition cost was approximately $95 million, consisting of approximately $25 million in cash and approximately $70 million in senior mortgage indebtedness secured by the property. For additional information about the transaction, see our current report on Form 8-K filed with the SEC on November 12, 2003, as amended on January 12, 2004, incorporated by reference herein.

      On March 1, 2004, we acquired three entertainment retail centers in metropolitan Toronto, Canada and one entertainment retail center in Ottawa, Canada with an aggregate value of approximately US$152 million. The centers contain an aggregate of approximately 893,000 square feet of retail and entertainment space and are each anchored by an AMC megaplex theatre. A portion of the purchase price was paid in the form of 747,243 restricted common shares of EPR with an aggregate value of approximately US$27 million (based on an agreed value of US$36.25 per share). We intend to file a registration statement with the SEC to register the shares for resale by the sellers of the properties. For additional information about the acquisitions, see our current report on Form 8-K filed with the SEC on March 15, 2004 incorporated by reference herein.

Business Objectives and Strategies

      Our primary business objective is to continue enhancing shareholder value by achieving predictable and increasing FFO per share through the acquisition of high-quality properties leased to leading entertainment and entertainment-related business operators. We intend to achieve this objective by continuing to execute the Growth Strategies, Operating Strategies and Capitalization Strategies described below.

Growth Strategies

Future Properties

      We intend to continue pursuing acquisitions of high-quality entertainment-related properties from operators with a strong market presence. As a part of our growth strategy, we will consider entering into additional joint ventures with other developers or investors in real estate, developing additional megaplex theatre properties and developing or acquiring additional multi-tenant, entertainment retail centers and single-tenant, out-of-home, location-based entertainment and entertainment-related properties.

Operating Strategies

Lease Risk Minimization

      To avoid initial lease-up risks and produce a predictable income stream, we typically acquire single-tenant properties that are leased under long-term leases. We believe our willingness to make long-term investments in properties offers tenants financial flexibility and allows tenants to allocate capital to their core businesses. Although we will continue to emphasize single-tenant properties, we have acquired and may continue to acquire multi-tenant properties that we believe add value to our shareholders.

     Lease Structure

      We typically structure leases on a triple-net basis under which the tenants bear the principal portion of the financial and operational responsibility for the properties. During each lease term and any renewal periods, the leases typically provide for periodic increases in rent and/or percentage rent based upon a percentage of the tenant’s gross sales over a pre-determined level. In our multi-tenant property leases and some of our theatre leases, we require the tenant to pay a common area maintenance charge to defray its pro rata share of insurance, taxes and common area maintenance costs.

Tenant Relationships

      We intend to continue developing and maintaining long-term working relationships with theatre, retail, restaurant and other entertainment-related business operators and developers by providing capital for multiple properties on a national or regional basis, thereby enhancing efficiency and value to those operators and to the Company.

Portfolio Diversification

      We will endeavor to further diversify our asset base by property type, geographic location and tenant. In pursuing this diversification strategy, we will target theatre, restaurant, retail and other entertainment-related business operators which management views as leaders in their market segments and which have the financial strength to compete effectively and perform under their leases with us.

Capitalization Strategies

Use of Leverage; Debt to Total Capitalization

      We seek to enhance shareholder return through the use of leverage (see “Risk Factors — “There is risk in using debt to fund property acquisitions”). In addition, we have issued and may in the future issue additional equity as circumstances warrant and opportunities to do so become available. We expect to maintain a debt to total capitalization ratio (defined as total debt of the Company as a percentage of shareholders’ equity plus total debt) of approximately 50% to 55%.

Joint Ventures

      We will examine and pursue additional potential joint venture opportunities with institutional investors or developers if they are considered to add value to our shareholders. We may employ higher leverage in joint ventures (see “Risk Factors — There are risks involved in joint venture investments”).

Payment of Regular Distributions

      We have paid and expect to continue paying quarterly dividend distributions to our common and preferred shareholders. Our Series A Preferred Shares have a fixed dividend rate of 9.5%. Among the factors the Board of Trustees considers in setting our common share dividend rate are the applicable REIT rules and regulations that apply to distributions, our results of operations, including FFO per share, and our Cash Available for Distribution (defined as net cash flow available for distribution after payment of operating expenses, debt service, and other obligations). We expect to periodically increase distributions on our common shares as FFO and Cash Available for Distribution increase and as other considerations and factors warrant (see “Risk Factors — We cannot assure you we will continue paying dividends at historical rates”).

PROPERTIES

      The following table lists, as of March 1, 2004, the Company’s properties, their locations, acquisition dates, number of theatre screens, number of seats, gross square footage, and the tenant. Except as otherwise noted, all of the real estate investments listed below are owned or ground leased directly by the Company.

		Acquisition			Building
Property	Location	date	Screens	Seats	(gross sq. ft)	Tenant

Megaplex Theatre Properties
Grand 24(3)	Dallas, TX	11/97	24	5,067	98,175	AMC
Mission Valley 20(1)(3)	San Diego, CA	11/97	20	4,361	84,352	AMC
Promenade 16(3)	Los Angeles, CA	11/97	16	2,860	129,822	AMC
Ontario Mills 30(3)	Los Angeles, CA	11/97	30	5,469	131,534	AMC
Lennox 24(1)(3)	Columbus, OH	11/97	24	4,412	98,261	AMC
West Olive 16(3)	St. Louis, MO	11/97	16	2,817	60,418	AMC
Studio 30(3)	Houston, TX	11/97	30	6,032	136,154	AMC
Huebner Oaks 24(3)	San Antonio, TX	11/97	24	4,400	96,004	AMC
First Colony 24(1)(6)	Houston, TX	11/97	24	5,098	107,690	AMC
Oakview 24(1)(6)(10)	Omaha, NE	11/97	24	5,098	107,402	AMC
Leawood Town Center 20(6)	Kansas City, MO	11/97	20	2,995	75,224	AMC
Gulf Pointe 30(2)(6)	Houston, TX	2/98	30	6,008	130,891	AMC
South Barrington 30(6)	Chicago, IL	3/98	30	6,210	130,891	AMC
Cantera 30(2)(5)	Chicago, IL	3/98	30	6,210	130,757	AMC
Mesquite 30(2)(6)	Dallas, TX	4/98	30	6,008	130,891	AMC
Hampton Town Center 24(6)	Norfolk, VA	6/98	24	5,098	107,396	AMC
Raleigh Grande Cinema 16(4)	Raleigh, NC	8/98	16	2,596	51,450	Consolidated
Pompano 18(4)	Pompano Beach, FL	8/98	18	3,424	73,637	Muvico
Paradise 24(6)	Davie, FL	11/98	24	4,180	96,497	Muvico
Boise Stadium(1)(4)	Boise, ID	12/98	20	4,734	140,300	Edwards
Aliso Viejo 20(6)	Los Angeles, CA	12/98	20	4,352	98,557	Edwards
Westminster 24(7)	Westminster, CO	6/99	24	4,812	107,000	AMC
Woodridge 18(2)(10)	Woodridge, IL	6/99	18	4,405	80,600	Loews
Starlight 20(10)	Tampa, FL	6/99	20	3,928	83,000	Muvico
Palm Promenade 24(10)	San Diego, CA	1/00	24	4,577	88,610	AMC
Crossroads 20(10)	Raleigh, NC	1/00	20	3,936	77,475	Consolidated
Elmwood Palace 20(10)	New Orleans, LA	3/02	20	4,357	90,391	AMC
Clearview Palace 12(10)	New Orleans, LA	3/02	12	2,479	70,000	AMC
Hammond Palace 10(10)	New Orleans, LA	3/02	10	1,531	39,850	AMC
Houma Palace 10(10)	New Orleans, LA	3/02	10	1,871	44,450	AMC
WestBank Palace 16(10)	New Orleans, LA	3/02	16	3,176	71,607	AMC
Olathe Station 30(10)	Kansas City, MO	6/02	30	4,200	125,000	AMC
Forum 30(10)	Detroit, MI	6/02	30	5,041	131,000	AMC
Cherrydale 16(10)	Greenville, SC	6/02	16	2,744	51,450	Consolidated
Livonia 20(10)	Detroit, MI	8/02	20	3,808	78,000	AMC
Hoffman Town Centre 22(10)	Alexandria, VA	10/02	22	4,150	132,903	AMC
Colonel Glenn 18(8)	Little Rock, AR	12/02	18	4,122	79,330	Rave
AmStar Cinema 16(12)	Macon, GA	3/03	16	2,950	66,660	AmStar
Star Southfield 20	Detroit, MI	5/03	20	7,000	110,000	Loews
Southwind 12(12)	Lawrence, KS	6/03	12	2,481	42,497	Wallace
Veterans 24(9)	Tampa, FL	6/03	24	4,580	94,774	AMC
Columbiana Grande 14(12)	Columbia, SC	9/03	14	2,952	55,400	Consolidated
New Roc City 18 and IMAX(11)	New Rochelle, NY	10/03	18	3,240	99,127	Regal
Harbour View Grand 16(12)	Suffolk, VA	11/03	16	3,098	61,500	Consolidated
The Grand 18(12)(13)	Hialeah, FL	12/03	18	4,012	77,400	Crown
Mississauga 16(14)	Toronto, ON	3/04	16	3,856	95,000	AMC
Oakville 24(14)	Toronto, ON	3/04	24	4,772	89,290	AMC

		Acquisition			Building
Property	Location	date	Screens	Seats	(gross sq. ft)	Tenant

Whitby 24(14)	Toronto, ON	3/04	24	4,688	89,290	AMC
Kanata 24(14)	Ottawa, ON	3/04	24	4,764	89,290	AMC

Subtotal			1,031	207,528	4,495,942

Retail, Restaurant and Other Properties
Westminster Promenade(8)	Westminster, CO	10/98	—	—	140,000	Multi-Tenant
Pompano Kmart(8)	Pompano Beach, FL	11/98	—	—	80,540	Kmart
Pompano Restaurant(8)	Pompano Beach, FL	11/98	—	—	5,600	Nickels
On-The-Border(8)	Dallas, TX	1/99	—	—	6,580	Brinkers
Texas Roadhouse(8)	Dallas, TX	1/99	—	—	6,000	TX Roadhouse
Bennigan’s(8)	Houston, TX	5/00	—	—	6,575	S & A
Bennigan’s(8)	Dallas, TX	5/00	—	—	6,575	S & A
Texas Land & Cattle(8)	Houston, TX	5/00	—	—	6,600	Tx.C.C., Inc.
Roadhouse Grill(8)	Atlanta, GA	8/00	—	—	6,850	Roadhouse Grill
Johnnie Carino’s	Dallas, TX	3/03	—	—	6,200	Kona Rest. Group
Star Southfield Center	Detroit, MI	5/03	—	—	51,964	Multi-Tenant
Hawaiian Falls Adventure Water Park	Garland, TX	5/03	—	—		Horizon
Cherrydale Shops	Greenville, SC	6/03	—	—	10,000	Multi-Tenant
New Roc City(11)	New Rochelle, NY	10/03	—	—	447,000	Multi-Tenant
Harbor View Station(12)	Suffolk, VA	11/03	—	—	21,855	Multi-Tenant
Whitby Entertainment Centrum(14)	Toronto, ON	3/04	—	—	222,000	Multi-Tenant
Oakville Entertainment Centrum(14)	Toronto, ON	3/04	—	—	305,900	Multi-Tenant
Mississauga Entertainment Centrum(14)	Toronto, ON	3/04	—	—	285,000	Multi-Tenant
Kanata Entertainment Centrum(14)	Ottawa, ON	3/04	—	—	780,000	Multi-Tenant

Subtotal					2,395,239

Total			1,031	207,528	6,891,181

(1)	Third party ground leased property. Although the Company is the tenant under the ground leases and has assumed responsibility for performing the obligations thereunder, pursuant to the theatre leases, the theatre tenants are responsible for performing the Company’s obligations under the ground leases.

(2)	In addition to the theatre property itself, the Company has acquired land parcels adjacent to the theatre property, which the Company has or intends to ground lease or sell to restaurant or other entertainment themed operators.

(3)	Property is included as security for a $105 million mortgage facility.

(4)	Property is included as security for a $20 million mortgage facility.

(5)	Property is included in the Atlantic-EPR I joint venture.

(6)	Property is included as security for a $125 million mortgage facility.

(7)	Property is included as security for a $17 million mortgage.

(8)	Property is included as security for a $75 million mortgage facility.

(9)	Property is included as security for a $14.7 million mortgage facility.

(10)	Property is included as security for $155.5 million in commercial mortgage pass-through certificates.

(11)	Property is included in a joint venture and as security for a $66 million mortgage facility and a $4 million credit facility.

(12)	Property is included as security for a $50 million mortgage facility.

(13)	We own the ground on which the theatre is constructed and have entered into a ground lease with the theatre operator.

(14)	Property is included as security for a $97 million mortgage facility.

Office Location

      Our executive office is located in Kansas City, Missouri and is leased from a third party landlord. The office occupies approximately 10,960 square feet with annual rentals of $192,000. The lease expires in December 2009.

Tenants and Leases

      As of March 1, 2004, our existing megaplex theatre leases provided for aggregate annual rentals of approximately $95.7 million (on a consolidated basis, excluding two unconsolidated joint venture properties), or an average annual rental of approximately $2 million per property. The leases are typically triple-net leases that require the tenant to pay substantially all expenses associated with the operation of the properties, including taxes, other governmental charges, insurance, utilities, service, maintenance and any ground lease payments. As of March 1, 2004, our existing retail and other leases provided for aggregate annual rentals of approximately $16.8 million (on a consolidated basis, including joint venture properties), or an average annual rental of approximately $148,600 per property.

USE OF PROCEEDS

      Unless otherwise indicated in the applicable prospectus supplement, EPR intends to use the net proceeds from any sale of common shares, preferred shares, warrants or debt securities for general corporate purposes, including the acquisition of properties and/or repayment of debt. Further details relating to the use of net proceeds of any specific offering will be described in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED SHARE DIVIDENDS

      The following table describes the ratios of earnings to fixed charges and preferred share dividends of EPR.

      For the purpose of calculating the ratios:

      Earnings are computed by adding

•	pretax income from continuing operations before adjustment for income from unconsolidated joint venture(s), plus

•	fixed charges, plus

•	amortization of capitalized interest, plus

•	distributed income from unconsolidated joint venture(s), and subtracting

•	interest capitalized

      Fixed charges include

•	interest on all debt, expensed and capitalized

•	amortized premiums, discounts and capitalized expenses related to indebtedness

•	an estimate of the interest component of rental expense

      For purposes of calculating the ratio of earnings to combined fixed charges and preferred share dividends, preferred share dividends include the amount of pre-tax earnings required to pay the dividends on any outstanding preferred shares.

	Years Ended December 31

	1999	2000	2001	2002	2003

Ratio of earnings to fixed charges and preferred share dividends	2.6	2.2	2.0	1.9	1.8

      The following computations were made in preparing this table:

	Years Ended December 31

	1999	2000	2001	2002	2003

Fixed charges
Net interest expense	$13,278	$18,909	$20,334	$24,475	$30,570
Add: preference security dividend in consolidated subsidiary	—	—	—	1,195	1,555
					—
Add: interest income	160	247	268	705	891
Add: capitalized interest	476	664	881	961	832
Add: preferred dividends	—	—	—	3,225	5,463

Total fixed charges	$13,914	$19,820	$21,483	$30,561	$39,311

Earnings
Pretax income before minority interest and joint venture income	$22,880	$22,068	$21,377	$30,933	$38,748
Add: fixed charges	13,914	19,820	21,483	30,561	39,311
Add: cash distributions from joint venture	411	1,442	1,848	1,735	486
Subtract: capitalized interest	(476)	(664)	(881)	(961)	(832)
Subtract: preference security dividend in consolidated subsidiary	—	—	—	(1,195)	(1,555)
Subtract: preferred dividends	—	—	—	(3,225)	(5,463)

Total earnings	$36,729	$42,666	$43,827	$57,848	$70,695

U.S. FEDERAL INCOME TAX CONSEQUENCES

      The following summary of certain material U.S. federal income tax consequences is based on current law and does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, financial institutions and broker-dealers) subject to special treatment under U.S. federal income tax laws.

      You should consult your own tax advisor regarding the specific tax consequences of the purchase, ownership and sale of shares.

      We believe we have operated in a manner that permits EPR to satisfy the requirements for qualification and taxation as a REIT under the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”). We intend to continue to satisfy those requirements. No assurance can be given, however, that these requirements will be met.

      The provisions of the Code and the Treasury Regulations thereunder relating to qualification and operation as a REIT are highly technical and complex. The following describes certain material aspects of the laws that govern the U.S. federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, rules and Treasury Regulations thereunder, and administrative and judicial interpretations thereof.

      In the opinion of Sonnenschein Nath & Rosenthal LLP, the Company is organized in conformity with the requirements for qualification as a REIT for U.S. federal income tax purposes, and its current method of operation has enabled and will continue to enable it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based solely on information and representations made by our management. Moreover, our qualification and taxation as a REIT depend upon our ability to meet, through actual annual operating results, distribution levels and diversity of share ownership, and various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Sonnenschein Nath & Rosenthal LLP. Accordingly, no assurance can be given by counsel or the Company that the actual results of our operations for any particular taxable year will satisfy these requirements (see “Failure to Qualify”). Sonnenschein Nath & Rosenthal LLP will not review our compliance with these tests, and has not undertaken to update its opinion subsequent to the date of this prospectus.

      In brief, if certain detailed conditions imposed by the REIT provisions of the Code are satisfied, entities such as EPR that invest primarily in real estate and that otherwise would be treated for U.S. federal income tax purposes as corporations are generally not taxed at the corporate level on their “REIT Taxable Income” (generally the REIT’s taxable income adjusted for, among other things, the disallowance of the dividends-received deduction generally available to corporations) that is currently distributed to shareholders. This treatment substantially eliminates the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally results from investing in corporations.

      If EPR fails to qualify as a REIT in any year, we will be subject to U.S. federal income tax as if we were a domestic corporation, and our shareholders will be taxed in the same manner as shareholders of ordinary corporations. In this event, EPR could be subject to potentially significant tax liabilities and the amount of cash available for distribution to our shareholders could be reduced.

Taxation of the Company

General

      In any year in which EPR qualifies as a REIT, in general, we will not be subject to U.S. federal income tax on that portion of our net income that we distribute to shareholders. However, EPR will be subject to U.S. federal income tax in these regards: (1) EPR will be taxed at regular corporate rates on any undistributed REIT Taxable Income, including undistributed net capital gains (however, a REIT can elect to “pass through” any of its taxes paid on its undistributed net capital gain to its shareholders on a pro rata basis), (2) under certain circumstances, EPR may be subject to the “alternative minimum tax” on any items of tax preference, (3) if EPR has: (i) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business; or (ii) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income, (4) if EPR has net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than (i) foreclosure property, and (ii) property held for at least four years, meeting certain additional requirements), such income will be subject to a 100% tax, (5) if EPR fails to satisfy the 75% gross income test or a 90% gross income threshold (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which EPR fails the 75% gross income test or the 95% gross income test, multiplied by (b) a fraction intended to reflect EPR’s profitability, (6) if EPR fails to distribute during each calendar year at least the sum of: (i) 85% of our ordinary income for that year; (ii) 95% of our capital gain net income for that year; and (iii) any undistributed taxable income from prior periods, EPR would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed, (7) if EPR acquires any asset from a C corporation (generally, a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in EPR’s hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation and no election is made for any gains on such transaction to be taxed currently, and EPR recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which that asset was acquired by EPR, then, to the extent of any built-in gain at the time of acquisition, such gain will be subject to tax at the highest regular corporate rate, (8) if EPR has certain redetermined rents, deductions and excess interest between itself and a taxable REIT subsidiary, a 100% tax could apply to such amounts, and (9) a 35% tax could apply to any excess inclusions allocable to any disqualified entities that hold interests in EPR.

Requirements for Qualification

      The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) which would be taxable as a domestic corporation but for Sections 856 through 859 of the Code, (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) the beneficial ownership of which is held by 100 or more persons (the “100 person test”), (6) not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code) at any time during the last half of each taxable year (the “closely-held test”), (7) which has elected to be treated as a REIT, and (8) which meets certain other tests, described below, regarding distributions and the nature of its income and assets. The Code provides that conditions (1) through (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) did not apply until after the first taxable year for which an election was made by EPR to be taxed as a REIT. A REIT’s failure to satisfy condition (6) during a taxable year will not result in its disqualification as a REIT under the Code for that taxable year as long as (i) the REIT satisfies the shareholder demand statement requirements described in the succeeding paragraph and (ii) the REIT did not know, or exercising reasonable diligence, would not have known, whether it had failed condition (6). A REIT must also report its income for U.S. federal income tax purposes based on the calendar year.

      In order to assist EPR in complying with the 100 person test and the closely-held test, and for certain non-tax purposes, we have placed certain restrictions on the transfer of our shares to prevent further concentration of share ownership (See “Description of Securities”). To evidence compliance with these requirements, we must maintain records which disclose the actual ownership of our outstanding shares. In fulfilling our obligations to maintain records, we must demand written statements each year from the record holders of designated percentages of our shares disclosing the actual owners of the shares. A list of those persons failing or refusing to comply with such demand must be maintained as part of EPR’s records. A shareholder failing or refusing to comply with EPR’s written demand must submit with his or her tax returns a similar statement disclosing the actual ownership of shares and certain other information. EPR’s Declaration of Trust imposes restrictions on the transfer of shares that are intended to assist EPR in continuing to satisfy the share ownership requirements, among other purposes.

      Although EPR intends to satisfy the shareholder demand letter rules described in the preceding paragraph, our failure to satisfy these requirements may result in the imposition of IRS penalties.

      In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that share. In addition, the character of the assets and gross income of a partnership shall retain the same character in the hands of a partner qualifying as a REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests described below.

Asset Tests

      At the close of each quarter of EPR’s taxable year, EPR must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of EPR’s total assets must be represented by (1) interests in real property, (2) interests in mortgages on real property, (3) shares in other REIT’s, (4) cash, (5) cash items (including receivables arising in the ordinary course of the REIT’s business) and (6) government securities (as well as certain temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by EPR for the one-year period beginning on the date of receipt of such new capital). Second, (a) not more than 25% of the value of a REIT’s total assets can consist of securities except for items described in paragraphs (1) through (6), (b) not more than 20% of the value of a REIT’s total assets can be represented by securities of one or more taxable REIT subsidiaries, and (c) except with respect to taxable REIT subsidiaries and the securities previously mentioned in paragraphs (1) through (6), (i) not more than 5% of the value of the REIT’s total assets can consist of securities of any one issuer, (ii) the REIT cannot hold securities having a value of more than 10% of the total voting power of the outstanding securities of any one issuer and (iii) the REIT cannot hold securities having a value of more than 10% of the total value of the outstanding securities of any one issuer. For purposes of the requirements of paragraph (iii), certain “straight debt” obligations may be disregarded if certain requirements are met. EPR may own “qualified REIT subsidiaries,” which are, in general, corporate subsidiaries 100% owned by a REIT which do not elect to be treated as a taxable REIT subsidiary. All assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary will be treated as owned and realized directly by EPR. For purposes of the asset requirements, the securities of a qualified REIT subsidiary will be ignored.

      A taxable REIT subsidiary is generally any corporation the stock of which is owned in whole or in part by a REIT and with respect to which both the REIT and the subsidiary elect that it be taxed as a taxable REIT subsidiary.

Gross Income Tests

      There are two separate percentage tests relating to the sources of EPR’s gross income which must be satisfied for each taxable year.

      The 75% Test. At least 75% of EPR’s gross income for each taxable year must be “qualifying income.” Qualifying income generally includes (i) “rents from real property” (except as modified below), (ii) interest on obligations collateralized by mortgages on, or interests in, real property, (iii) gain from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of EPR’s trade or business (“dealer property”), (iv) dividends or other distributions on shares in other REITs, as well as gain from the sale of those shares, (v) abatements and refunds of real property taxes, (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property (“foreclosure property”), (vii) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property, (viii) “qualified temporary investment income,” and (ix) gain from the sale or other disposition of a real estate asset which is not a prohibited transaction.

      In addition, rents received from a tenant generally will not qualify as rents from real property in satisfying the 75% test (or the 95% test described below) if EPR, or an owner of 10% or more of EPR, directly or constructively owns 10% or more of the voting power or value of that tenant, if that tenant is a corporation, or 10% or more of the assets or net profits of the tenant, if the tenant is not a corporation (a “related party tenant”). In addition, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease on a fair market value basis, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, any amount received or accrued, directly or indirectly, generally will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person. Rent or interest will not be disqualified, however, solely by reason of being based on a fixed percentage of receipts or sales. Finally, for rents received to qualify as rents from real property, EPR generally must not operate or manage the property or furnish or render services to tenants, other than through an “independent contractor” from whom EPR does not derive or receive any income, or through a taxable REIT subsidiary. The “independent contractor” requirement, however, does not apply to the extent the services provided by EPR are “usually or customarily rendered” in connection with the rental of space for occupancy only, and are not otherwise considered “rendered to the occupant.” For both the related party tenant rules and determining whether an entity qualifies as an independent contractor, certain attribution rules of the Code apply, pursuant to which shares held by one entity are deemed held by another.

      Amounts paid to a REIT by a taxable REIT subsidiary as rent will not be excluded from rents from real property if at least 90% of the leased space of the property is rented to persons other than the taxable REIT subsidiary of such REIT and other than persons that are considered related under Section 856(d)(2)(B) of the Code and the amount paid is substantially comparable to rents paid by other tenants of the REIT’s property for comparable space.

      The 95% Test. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of EPR’s gross income for each taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends and interest on any obligation not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test. Furthermore, income earned on interest rate swaps and caps entered into as liability hedges against indebtedness incurred to acquire or carry a property qualify for the 95% test (but not the 75% test). In certain cases, Treasury Regulations treat a debt instrument and a liability hedge as a synthetic debt instrument for all purposes of the Code. If a liability hedge entered into by a REIT is subject to these rules, income earned thereon will operate to reduce its interest expense, and, therefore such income will not affect the REIT’s compliance with either the 75% or 95% tests.

      Even if EPR fails to satisfy one or both of the 75% or 95% tests for any taxable year, it may still qualify as a REIT for that year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if (i) EPR’s failure to comply was due to reasonable cause and not to willful neglect, (ii) EPR reports the nature and amount of each item of its income included in the 75% and 95% tests on a schedule attached to its tax return, and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances EPR would be entitled to the benefit of these relief provisions. If these relief provisions apply, EPR will, as discussed above, still be subject to a special tax upon the greater of the amount by which it fails either the 75% test or 90% threshold for that year.

Annual Distribution Requirements

      In order to qualify as a REIT, we are required to make distributions (other than capital gain distributions) to our shareholders each year in an amount at least equal to (A) the sum of (i) 90% of EPR’s REIT Taxable Income (computed before deductions for dividends paid and excluding net capital gain), and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for that year and if paid on or before the first regular distribution payment after such declaration. To the extent we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT Taxable Income, as adjusted, we will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. (However, a REIT can elect to “pass through” any of its taxes paid on its undistributed net capital gain to its shareholders on a pro rata basis). Furthermore, if the REIT should fail to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its net capital gain for that year, and (iii) any undistributed taxable income from prior periods, the REIT would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. For these purposes, dividends declared to shareholders of record in October, November or December of one calendar year and paid by January 31 of the following calendar year are deemed paid as of December 31 of the initial calendar year.

      We believe that we have made and will make timely distributions sufficient to satisfy the annual distribution requirements. It is possible that in the future we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing our REIT Taxable Income on the other hand. Further, it is possible that from time to time, we may be allocated a share of net capital gain attributable to any depreciated property we sell that exceeds our allocable share of cash attributable to that sale. To avoid any problem with the 90% distribution requirement, we will closely monitor the relationship between our REIT Taxable Income and cash flow and, if necessary, will borrow funds in order to satisfy the distribution requirement (See “Risk Factors”).

      If it is “determined” that we failed to meet the 90% distribution requirement as a result of an “adjustment” to our tax return by the IRS, we may retroactively cure the failure by paying a “deficiency dividend” (plus applicable penalties and interest) within a specified period.

Failure to Qualify

      If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us, nor will they be required to be made. In such event, to the extent of our current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate shareholders may be eligible for the dividends-received deduction. In addition, individual shareholders would be taxable on such dividends at a current tax rate of 15%. Unless entitled to relief under specific statutory provisions, we (and any successor of us) will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether we would be entitled to such statutory relief.

Recent Tax Legislation

      On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003, which reduces the maximum tax rate for both dividends and long-term capital gains to 15% for most non-corporate taxpayers. Because we generally are not subject to U.S. federal income tax on the portion of our REIT Taxable Income or capital gains distributed to our shareholders, our dividends generally are not eligible for the reduced rate and will continue to be taxed at the higher tax rates applicable to ordinary income. However, the new 15% rate does apply to (i) long-term capital gains, if any, recognized on the disposition of our shares; (ii) our dividends designated as long-term capital gain dividends (except to the extent attributable to (a) real estate depreciation, in which case such distributions continue to be subject to tax at a 25% rate), and (b) collectibles and certain small business stock, in which case such distributions continue to be subject to tax at a 28% rate); (iii) our dividends to the extent attributable to dividends received by us from any non-REIT corporations, such as taxable REIT subsidiaries, if applicable; and (iv) our dividends to the extent attributable to income upon which we have paid corporate income tax (for example, if we distribute taxable income that we retained and paid tax on in the prior year).

      The dividend and capital gains rate reductions provided in the Jobs and Growth Tax Relief Reconciliation Act of 2003 generally are effective for taxable years ending on or after May 6, 2003, except that the reductions do not apply to taxable years beginning after December 31, 2008. Absent future legislation, the maximum tax rate on long-term capital gains will return to 20% for taxable years beginning in 2009, and the maximum tax rate on dividends paid to individuals will increase to 35% in 2009 and 39.6% in 2011.

Taxation of Shareholders

Taxation of Taxable Domestic Shareholders

      As used herein, the term “U.S. Shareholder” means a holder of shares who (for U.S. federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof (except, in the case of a partnership, the Treasury provides otherwise by regulations), (iii) is an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) is a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

      As long as EPR qualifies as a REIT, distributions made out of our current or accumulated earnings and profits (and not designated as capital gain dividends) will generally constitute dividends taxable to our taxable corporate U.S. Shareholders as ordinary income taxed at a maximum rate of 35% and such U.S. Shareholders will not be eligible for the dividends received deduction otherwise available with respect to dividends received by corporate U.S. Shareholders. It is not likely that a significant amount of our dividends paid to individual U.S. Shareholders will constitute “qualified dividend income” eligible for the current reduced tax rate of 15%. Dividends received from a REIT generally are treated as “qualified dividend income” eligible for the reduced tax rate to the extent that the REIT has received “qualified dividend income” from other non-REIT corporations, such as taxable REIT subsidiaries. In addition, if a REIT pays U.S. federal income tax on its undistributed net taxable income or on certain gains from the disposition of assets acquired from C corporations, the excess of the income subject to tax over the taxes paid will be treated as “qualified dividend income” in the subsequent taxable year.

      Distributions made by EPR that are properly designated as capital gain dividends will be taxable to U.S. Shareholders as gains (to the extent they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset. Depending on the period of time EPR held the assets which produced the gains, and on certain designations, if any, which may be made by EPR, such gains may be taxable to noncorporate U.S. Shareholders at a 15% or 25% rate, without regard to the period for which the U.S. Shareholder has held the shares. U.S. Shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent EPR makes distributions (not designated as capital gain dividends) in excess of our current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Shareholder, reducing the adjusted basis which such U.S. Shareholder has in his shares for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a U.S. Shareholder’s adjusted basis in his shares taxable as capital gain, (provided that the shares have been held as a capital asset) and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends declared by EPR in October, November or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by EPR and received by the shareholder on December 31st of that year, provided the dividend is actually paid by EPR on or before January 31st of the following calendar year. Shareholders may not include in their own income tax returns any net operating losses or capital losses of EPR.

      Distributions made by EPR and gain arising from the sale or exchange by a U.S. Shareholder of shares will not be treated as passive activity income, and, as a result, U.S. Shareholders generally will not be able to apply any “passive losses” against such income or gain. Distributions made by EPR (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of shares and certain qualifying dividends (or distributions treated as such), will not be treated as investment income under certain circumstances.

      Upon any sale or other disposition of shares, a U.S. Shareholder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition, and (ii) the holder’s adjusted basis in the shares for tax purposes. Such gain or loss will be capital gain or loss if the shares have been held by the U.S. Shareholder as a capital asset and, with respect to a non-corporate U.S. Shareholder, will be long-term gain or loss if the shares have been held for more than one year at the time of disposition. In general, any loss recognized by a U.S. Shareholder upon the sale or other disposition of shares that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of capital gain dividends received by such U.S. Shareholder from EPR which were required to be treated as long-term capital gains.

Backup Withholding

      EPR will report to our domestic shareholders and to the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any from those dividends. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate equal to the fourth lowest rate of tax under Section 1(c) of the Code (which is currently 28%) with respect to dividends paid and redemption proceeds unless the shareholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Notwithstanding the foregoing, EPR will institute backup withholding with respect to a shareholder when instructed to do so by the IRS. A shareholder that does not provide EPR with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder’s U.S. federal income tax liability.

Taxation of Tax-Exempt Shareholders

      The IRS has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees’ pension trust do not constitute unrelated business taxable income (“UBTI”). Revenue rulings, however, are interpretive in nature and are subject to revocation or modification by the IRS. Based upon the ruling and the analysis therein, distributions by EPR to a shareholder that is a tax-exempt entity should not constitute UBTI, provided the tax exempt entity has not financed the acquisition of its shares with “acquisition indebtedness” within the meaning of the Code, and that the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, REITs generally treat the beneficiaries of qualified pension trusts as the beneficial owners of REIT shares owned by such pension trusts for purposes of determining if more than 50% of the REIT’s shares are owned by five or fewer individuals. However, if a pension trust owns more than 10% of the REIT’s shares (by value), it can be subject to UBTI on all or a portion of REIT dividends made to it, if the REIT is treated as a “pension-held REIT.” A pension-held REIT is any REIT if more than 25% (by value) of its shares are owned by at least one pension trust, or one or more pension trusts, each of whom owns more than 10% (by value) of such shares, and in the aggregate, such pension trusts own more than 50% (by value) of its shares. EPR does not expect to be treated as a “pension-held REIT.” However, because our common shares are publicly traded, no assurance can be given in this regard.

      For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from U.S. federal income tax under Section 501(c)(7), (9), (17) and (20) of the Code, respectively, income from an investment in EPR will constitute UBTI. However, income from an investment in EPR will not constitute UBTI for voluntary employee benefit associations, supplemental unemployment trusts and qualified group legal services plans if the organization is able to deduct amounts “set aside” or placed in reserve for certain purposes so as to offset the UBTI generated by its investment in EPR. Such prospective shareholders should consult with their own tax advisors concerning these “set aside” and reserve requirements.

Taxation of Non-U.S. Shareholders

      The rules governing U.S. federal income taxation of the ownership and disposition of shares by persons who are not U.S. Shareholders (“Non-U.S. Shareholders”) are complex and no attempt is made in this prospectus to provide more than a summary of these rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state, local and any foreign income tax laws with regard to an investment in EPR, including any reporting requirements.

      Distributions that are not attributable to gain from sales or exchanges by EPR of “United States real property interests” (“USRPIs”), as defined in the Code, and not designated by EPR as capital gain dividends will be treated as dividends of ordinary income to the extent they are made out of current or accumulated earnings and profits of EPR. Unless such distributions are effectively connected with the Non-U.S. Shareholder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), the gross amount of the distributions will ordinarily be subject to U.S. withholding tax at a 30% or lower treaty rate, if applicable. In general, Non-U.S. Shareholders will not be considered engaged in a U.S. trade or business (or, in the case of an income tax treaty, as having a U.S. permanent establishment) solely by reason of their ownership of shares. If income on shares is treated as effectively connected with the Non-U.S. Shareholder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), the Non-U.S. Shareholder generally will be subject to tax in the same manner as U.S. Shareholders are taxed with respect to such distributions (and may also be subject to the 30% branch profits tax in the case of a shareholder that is a foreign corporation). EPR expects to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions of ordinary income made to a Non-U.S. Shareholder unless the Non-U.S. Shareholder provides us with a (i) properly executed IRS Form W-8 BEN claiming an exemption from or reduction in the rate of withholding under the benefit of a tax treaty, or (ii) IRS Form W-8 ECI claiming that the distribution is not subject to withholding tax because it is effectively connected with the Non-U.S. Shareholder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Shareholder).

      Unless the shares constitute USRPIs, distributions in excess of current and accumulated earnings and profits of EPR will not be taxable to a shareholder to the extent such distributions do not exceed the adjusted basis of the shareholder’s shares but rather will reduce the adjusted basis of the shares. To the extent such distributions exceed the adjusted basis of a Non-U.S. Shareholder’s shares, such distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. If it cannot be determined at the time a distribution is made whether or not the distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. If, however, shares are treated as USRPIs, then unless otherwise treated as a dividend for withholding tax purposes as described below, any distributions in excess of current or accumulated earnings and profits will generally be subject to 10% withholding and, to the extent such distributions also exceed the adjusted basis of a Non-U.S. Shareholder’s shares, they will also give rise to gain from the sale or exchange of the shares, the tax treatment of which is described below.

      Distributions that are designated by EPR at the time of distribution as capital gain dividends (other than those arising from the disposition of a USRPI) generally will not be subject to taxation, unless (i) investment in the shares is effectively connected with the Non-U.S. Shareholder’s U.S. trade or business (or, if an income tax treaty applies, it is attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain (except that a Shareholder that is a foreign corporation may also be subject to the 30% branch profits tax), or (ii) the Non-U.S. Shareholder is a non-resident alien individual who was present in the U.S. for 183 days or more during the taxable year and either has a “tax home” in the U.S. or sold his shares under circumstances in which the sale was attributable to a U.S. office, in which case the non-resident alien individual will be subject to a 30% tax on the individual’s capital gains.

      For each year in which EPR qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by EPR of USRPIs (“USRPI Capital Gains”), such as properties beneficially owned by EPR, will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). Under FIRPTA, such distributions are taxed to a Non-U.S. Shareholder as gain effectively connected with a U.S. trade or business regardless of whether such dividends are designated as capital gain dividends. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to U.S. Shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) on such distributions. Also, distributions of USRPI Capital Gains may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty exemption or rate reduction. EPR is required by applicable Treasury Regulations to withhold a portion of any distribution consisting of USRPI Capital Gains at a current rate of 35%. This amount may be creditable against the Non-U.S. Shareholder’s FIRPTA tax liability.

      Gain recognized by a Non-U.S. Shareholder upon a sale of shares will generally not be taxed under FIRPTA if the shares do not constitute a USRPI. Shares will not be considered a USRPI if EPR is a “domestically controlled REIT,” or if the shares are part of a class that is regularly traded on an established securities market and the holder owned 5% or less of the class sold during a specified testing period. A “domestically controlled REIT” is defined generally as a real estate investment trust in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. EPR believes that it is a “domestically controlled REIT,” and therefore the sale of shares will not be subject to taxation under FIRPTA. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the shares may be required to withhold 10% of the purchase price and remit such amount to the IRS. However, since our common shares and Series A Preferred Shares are publicly traded, no assurance can be given in this regard.

      Gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the shares is effectively connected with a U.S. trade or business of the Non-U.S. Shareholder (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

      If the proceeds of a disposition of shares are paid by or through a U.S. office of a broker, the payment is subject to information reporting and backup withholding unless the disposing Non-U.S. Shareholder certifies as to his name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a non-U.S. office of a non-U.S. broker. U.S. information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the U.S. if (i) the payment is made through an office outside the U.S. of a broker that is either (a) a U.S. person, (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S., (c) a “controlled foreign corporation” for U.S. federal income tax purposes, or (d) a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business, and (ii) the broker fails to obtain documentary evidence that the shareholder is a Non-U.S. Shareholder and that certain conditions are met or that the Non-U.S. Shareholder otherwise is entitled to an exemption.

Possible Legislative or Other Actions Affecting Tax Consequences

      Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in EPR may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, resulting in revisions or regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in EPR.

State Tax Consequences and Withholding

      EPR and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of EPR and its shareholders may not conform to the U.S. federal income tax consequences discussed above. Several states in which EPR may own properties treat REITs as ordinary corporations. EPR does not believe, however, that shareholders will be required to file state tax returns, other than in their respective states of residence, as a result of the ownership of shares. However, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in EPR.

      You are advised to consult with your own tax advisor regarding the specific tax consequences to you of the ownership and sale of shares in an entity electing to be taxed as a real estate investment trust, including the federal, state, local, foreign, and other tax consequences of such purchase, ownership, sale, and election and of potential changes in applicable tax laws.

DESCRIPTION OF SECURITIES

      This summary of our securities is not meant to be complete and is qualified in its entirety by reference to our Amended and Restated Declaration of Trust, Articles Supplementary defining the rights of holders of our Series A Preferred Shares, and Amended Bylaws, copies of which have been filed with the SEC and are incorporated by reference herein.

General

      Our Declaration of Trust authorizes us to issue up to 50,000,000 common shares and up to 5,000,000 preferred shares. As permitted by Maryland law, our Declaration of Trust permits the Board of Trustees, without shareholder approval, to amend the Declaration of Trust from time to time to increase or decrease the aggregate number of shares or the number of shares of any class that we have authority to issue. Under Maryland law, a shareholder is not personally liable for the obligations of a REIT solely as a result of his or her status as a shareholder.

      As of February 1, 2004, a total of 19,661,496 common shares (excluding treasury shares) and 2,300,000 Series A Preferred Shares were outstanding.

      The transfer agent and registrar for our shares is UMB Bank, n.a.

Common Shares

      Holders of our common shares have the following rights:

•	Dividends — Common shareholders have the right to receive dividends when and as declared by the Board of Trustees

•	Voting Rights — Common shareholders have the right to vote their shares. Each common share has one vote on all matters submitted for shareholder approval, including the election of trustees. We do not have cumulative voting in the election of trustees, which means the holders of a majority of our outstanding common shares can elect all of the trustees nominated for election and the holders of the remaining common shares will not be able to elect any trustees.

      Liquidation Rights — If we liquidate, holders of common shares are entitled to receive all remaining assets available for distribution to common shareholders after satisfaction of our liabilities and the preferential rights of any preferred shares.

      Other Features — Our outstanding common shares are fully paid and nonassessable. Common shareholders do not have any preemptive, conversion or redemption rights.

Preferred Shares

      Our Series A Preferred Shares provide for quarterly payments of cumulative dividends at the rate of 9.5% of the $25 per share liquidation preference of the Series A Preferred Shares, or a fixed rate of $2.375 per share each year. Dividends not declared or paid in any quarter continue to accumulate. On liquidation of the Company, holders of the Series A Preferred Shares are entitled to a liquidation preference of $25 per share plus all accumulated, accrued and unpaid dividends before any amount is payable to the holders of our common shares. The Series A Preferred Shares are not redeemable prior to May 29, 2007, except in limited circumstances relating to the preservation of our status as a REIT. On or after that date, we may at our option redeem the Series A Preferred Shares in whole or in part by paying the $25 per share liquidation preference plus all accumulated, accrued and unpaid dividends. The Series A Preferred Shares rank senior to our common shares and on a parity with other parity securities we may issue in the future with respect to the payment of dividends and amounts on liquidation, dissolution and winding up. Holders of Series A Preferred Shares generally have no voting rights, except that if dividends on the Series A Preferred Shares have not been paid for six or more quarterly periods (whether or not consecutive), holders of the Series A Preferred Shares (and other shares having like voting rights) are entitled to elect two additional trustees to the Board of Trustees to serve until all unpaid dividends have been paid or declared and set aside for payment. In addition, certain material and adverse changes to the terms of the

Series A Preferred Shares cannot be made without the affirmative vote of at least 66 2/3% of the outstanding Series A Preferred Shares and the holders of all other shares on a parity with the Series A Preferred Shares and having like voting rights.

      The relative dividend, voting, liquidation, conversion, redemption and other rights and preferences on any additional preferred shares we may offer will be determined by the Board of Trustees. The prospectus supplement applicable to any additional preferred shares will describe such things as:

•	the serial designation and the number of shares constituting that series

•	the dividend rates or the amount of dividends to be paid on the shares of that series, whether dividends will be cumulative and, if so, from which date or dates, the payment and record date or dates for dividends, and the participating and other rights, if any, with respect to dividends

•	the voting powers, full or limited, if any, of the shares of that series

•	whether the shares of that series will be redeemable and, if so, the price or prices at which, and the terms and conditions on which, the shares may be redeemed

•	the amount or amounts payable upon the shares of that series and any preferences applicable to the shares upon a voluntary or involuntary liquidation, dissolution or winding up of the Company

•	whether the shares of that series will be entitled to the benefit of a sinking or retirement fund to be applied to the purchase or redemption of the shares, and if so entitled, the amount of that fund and the manner of its application, including the price or prices at which the shares may be redeemed or purchased through the application of the fund

•	whether the shares of that series will be convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of securities of EPR and, if so convertible or exchangeable, the conversion price or prices, the rate or rates of exchange, and the adjustments thereof, if any, at which the conversion or exchange may be made, and any other terms and conditions of the conversion or exchange

•	the price or other consideration for which the shares of that series will be issued

•	whether the shares of that series which are redeemed or converted will have the status of authorized but unissued undesignated preferred shares (or series thereof) and whether the shares may be reissued as shares of the same or any other class or series of shares

•	such other powers, preferences, rights, qualifications, limitations and restrictions thereof as the Board of Trustees may deem advisable

Ownership Limit

      Our Declaration of Trust restricts the number of shares which may be owned by shareholders. Generally, for EPR to qualify as a REIT under the Code, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities and constructive ownership among specified family members) at any time during the last half of a taxable year. The shares must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year. In order to maintain EPR’s qualification as a REIT, our Declaration of Trust contains restrictions on the acquisition of shares intended to ensure compliance with these requirements.

      Our Ownership Limit may also act to deter an unfriendly takeover of the Company.

      Our Declaration of Trust generally provides that any person (not just individuals) holding more than 9.8% of our outstanding shares (the “Ownership Limit”) may be subject to forfeiture of the shares (including common shares and preferred shares) owned in excess of the Ownership Limit (“Excess Shares”). The Excess Shares may be transferred to a trust for the benefit of one or more charitable beneficiaries. The trustee of that trust would have the right to vote the voting Excess Shares, and dividends on the Excess Shares would be payable to the trustee for the benefit of the charitable beneficiaries. Holders of Excess Shares would be entitled to compensation for their

Excess Shares, but that compensation may be less than the price they paid for the Excess Shares. Persons who hold Excess Shares or who intend to acquire Excess Shares must provide written notice to EPR.

Warrants

      The terms of any warrants we may offer will be established by the Board of Trustees and will be described in a prospectus supplement, including such matters as:

•	the title of the warrants

•	the offering price for the warrants

•	the aggregate number of the warrants

•	the designation and terms of the securities purchasable upon exercise of the warrants

•	if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security

•	if applicable, the date after which the warrants and any securities issued with them will be separately transferable

•	the number or amount of securities that may be purchased upon exercise of a warrant and the price at which the securities may be purchased upon exercise

•	the dates on which the right to exercise the warrants will commence and expire

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time

•	whether the warrants represented by the warrant certificates or securities that may be issued upon exercise of the warrants will be issued in registered or bearer form

•	information relating to book-entry procedures

•	anti-dilution provisions of the warrants, if any

•	redemption, repurchase or analogous provisions, if any, applicable to the warrants

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Debt Securities

      The terms of any debt securities we may offer will be established by the Board of Trustees and will be described in a prospectus supplement, including such matters as:

•	the title of the debt securities

•	the principal amount of the debt securities being offered and any limit upon the aggregate principal amount

•	the date or dates on which the principal will be payable

•	the price or prices at which the debt securities will be issued

•	the fixed or variable rate or rates of the debt securities, or manner of calculation, if any, at which the debt securities of the series will bear interest, the date or dates from which any such interest will accrue and on which such interest will be payable, and, with respect to securities of the series in registered form, the record date for the interest payable on any interest payment date

•	the date or dates on which, and the place or places where, the principal of the debt securities will be payable

•	any redemption, repurchase, sinking fund or analogous provisions

•	if other than the principal amount thereof, the portion of the principal amount that will be payable upon declaration of acceleration of the maturity thereof

•	whether we will issue debt securities in registered or bearer form, or both

•	the terms upon which a holder may exchange bearer securities for securities in registered form and vice versa

•	whether we will issue debt securities in the form of one or more “global securities” through the book-entry system of The Depository Trust Company, New York, New York

•	whether and under what circumstances we will pay additional amounts on the debt securities held by a person who is not a U.S. person in respect of taxes or similar charges withheld or deducted and, if so, whether we will have the option to redeem those securities rather than pay those additional amounts

•	the denominations of the debt securities, if other than $1,000 or an integral multiple of $1,000

•	whether the debt securities will be convertible into or exchangeable for any other securities and the terms and conditions upon which a conversion or exchange may occur, including the initial conversion or exchange price or rate, the conversion or exchange period and any other additional provisions

PLAN OF DISTRIBUTION

      We may sell common shares, preferred shares, warrants and debt securities:

•	through underwriters or dealers

•	through agents

•	directly to one or more purchasers

•	directly to shareholders

      We may effect the distribution of common shares, preferred shares, warrants and debt securities from time to time in one or more transactions either:

•	at a fixed price or prices which may be changed

      •  at market prices prevailing at the time of sale

      •  at prices relating to those market prices

      •  at negotiated prices

      For each offering of common shares, preferred shares, warrants or debt securities, the prospectus supplement will describe the plan of distribution.

      If we use underwriters in the sale, they will buy the securities for their own account. The underwriters may then resell the securities in one or more transactions at a fixed public offering price, at any market price in effect at the time of sale or at a discount from any such market price. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if they purchase any securities. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

      If we use dealers in the sale, we will sell securities to those dealers as principals. The dealers may then resell the securities to the public at any market price or other prices to be determined by the dealers at the time of resale. If we use agents in the sale, they will use their reasonable best efforts to solicit purchasers for the period of their appointment. If we sell directly, no underwriters or agents would be involved. We are not making an offer of securities in any state that does not permit such an offer.

      Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters as defined in the Securities Act. Any discounts, commissions or profit they receive when they resell the securities may be treated as underwriting discounts and commissions under the Securities Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including certain liabilities under the Securities Act, or to contribute to payments they may be required to make.

      We may authorize underwriters, dealers or agents to solicit offers from institutions in which the institution contractually agrees to purchase the securities from us on a future date at a specified price. This type of agreement may be made only with institutions that we specifically approve. These institutions could include banks, insurance companies, pension funds, investment companies and educational and charitable institutions. The underwriters, dealers or agents will not be responsible for the validity or performance of these agreements.

      To facilitate an offering of the securities, certain persons participating in the offering may engage in transactions that stabilize or maintain the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we have sold to them. In those circumstances, these persons would cover the over-allotments or short positions by purchasing securities in the open market or by exercising an over-allotment option which may be granted to them by us. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, under which selling concessions allowed to dealers participating in the offering may be reclaimed if the securities they sell are repurchased in stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

      Underwriters, dealers or agents may engage in transactions with us and may perform services for us in the ordinary course of business.

LEGAL OPINIONS

      Sonnenschein Nath & Rosenthal LLP will issue an opinion about the validity of the securities and EPR’s qualification and taxation as a REIT under the Code. In addition, the description of EPR’s taxation and qualification as a REIT under the caption “U.S. Federal Income Tax Consequences” is based upon the opinion of Sonnenschein Nath & Rosenthal LLP.

      Underwriters, dealers or agents who we identify in a prospectus supplement may have their counsel give an opinion on certain legal matters relating to the securities or the offering.

EXPERTS

      The consolidated financial statements and schedules of Entertainment Properties Trust as of and for the years ended December 31, 2003 and 2002 have been incorporated by reference in this registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein and upon the authority of that firm as experts in accounting and auditing.

      Ernst & Young LLP, independent auditors, have audited our consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2001 included in our annual report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements for the year ended December 31, 2001 are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      The statement of revenues and certain expenses of New Roc Associates, L.P. for the year ended December 31, 2002, appearing in our current report on Form 8-K/A, filed on January 12, 2004, was audited by BDO Seidman, LLP, independent auditors, as stated in their report appearing therein, and has been incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The statements of revenues and certain expenses of Courtney Square Limited Partnership, Oakville Centrum Limited Partnership, Whitby Centrum Limited Partnership and Kanata Centrum Limited Partnership, respectively, for the year ended December 31, 2003, appearing in our current report on Form 8-K, filed on March 15, 2004, were audited by BDO Dunwoody LLP, independent auditors, as stated in their report appearing therein, and have been incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

5,400,000 Shares

5.75% Series C Cumulative

Convertible Preferred Shares
Liquidation Preference $25.00 per Share

Prospectus Supplement

December 19, 2006

Bear, Stearns & Co. Inc.	RBC Capital Markets